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THE OPPORTUNITY IS HERE

The Charles Schwab Corporation — 2001 *Annual Report*

A SPACE WHERE

A GROWING NUMBER OF INVESTORS

SEEK GUIDANCE AND RESPECT

FROM A FIRM COMMITTED TO SERVING

THEIR EVOLVING NEEDS

WHERE INVESTMENT ADVICE

IS EXPERT, OBJECTIVE,

UNCOMPLICATED AND NOT DRIVEN

BY COMMISSION — A SPACE

OCCUPIED BY NO ONE ELSE

WELCOME TO CHARLES SCHWAB

Our Continuous Evolution.

FOR MORE than a quarter of a century, Charles Schwab has been in a state of continuous evolution, focusing on the needs of investors, challenging the status quo and innovating relentlessly. In short, we have been focused on moving to a space occupied by no other firm. The result: market leadership and a history of dramatic growth by virtually any measure. Last year, of course, was different. In 2001, an economy in recession and moribund markets depressed investor sentiment and activity, a situation exacerbated by the horrific events of September 11th. Schwab posted a decline in revenues and earnings. But we acted decisively to address near-term realities and to enhance our position for long-term growth. Continuing a three-year-old tradition of addressing stockholders in a question-and-answer format, co-chief executives Chuck Schwab and Dave Pottruck discuss 2001, a difficult period in terms of financial results but also a year of solid strategic progress in the ongoing evolution of Charles Schwab.

Everyone knows the economy was challenging in 2001; how did it affect Schwab?

DAVE:

Obviously, we're disappointed with the kind of year we had financially in 2001. Our revenues were down 25%, operating income was off by 52% and our after-tax operating profit margin dropped to 9.4% — even though we reduced our employee population by 25%, and we cut overall operating expenses by 16%. Still, we opened over 940,000 new accounts and attracted $74 billion in net new assets — respectable considering the environment we faced. But no one at Schwab is pleased by our performance, and we continue to dedicate ourselves to push forward for much, much better results.

CHUCK:

Schwab has always been very client-focused, so we built up our employee base to take care of client needs during the

This Annual Report contains Forward-Looking Statements concerning management's beliefs, objectives and expectations. For a more detailed discussion of these statements, as well as associated risks, see page 37.

Believe in the Long-Term.

Internet bubble in 1999 and 2000. I view 2001 as a year of transition: the markets weakened, demand for trading-related services declined, and we had to respond by reducing our capacity. Unfortunately, that meant we had to reduce our workforce. I know it was very painful for those directly affected; it was also one of the most difficult things our senior management team has ever had to do. But I think we accomplished our restructuring with grace and dignity.

How did you handle the layoffs with "grace and dignity"?

CHUCK:

Empathy, the cornerstone of our values, was central in our approach. We wanted to ensure the employees we let go would want to come back. We encouraged them to further their education and develop their skills. One example: We referred departing employees to the Education Opportunity Fund, which provides scholarships to former brokerage employees through the auspices of The San Francisco Foundation. More than 1,000 former employees took advantage of that program in 2001.

DAVE:

We talk about Schwab as a company that is values-driven: fair, empathetic and responsive, to name a few. Those values are very difficult to demonstrate in the face of layoffs, but we tried to approach this challenge with our values as our guide. We were very generous with severance packages. We granted options to departing employees and created a hire-back bonus program.

All investors — including Schwab clients — are nervous about the markets. What do you tell people who are anxious about the future?

CHUCK:

I believe the most important principle of investing is knowing how to handle

market cycles. Markets always fluctuate, and I believe that you deal with the cycles through two very important principles: diversification and asset allocation. You can help to cushion yourself for any kind of market environment by remembering those two things. Now we're into 2002 and, in my view, we're seeing the end of the bear market. Given that, how do we position Schwab to take advantage of better markets in the years ahead? By positioning Schwab to stand out in a competitive marketplace, to be a different kind of company.

How does Schwab stack up against the competition right now?

DAVE:

We face enormous competition. We're getting deeper into the business of giving advice, and that means we compete with everyone, from deep discount brokers to traditional full-service firms. But we compete with some significant advantages. First, we have enormous scale: Schwab is the world's largest online brokerage, the largest service provider to independent investment managers and a leading distributor of over 3,100 third-party mutual funds. Second, I believe we are unmatched at meshing people and technology to keep costs low and the level of service high. We can deliver a great experience regardless of how we work with clients. It could be face-to-face at one of Schwab's nearly 400 offices or through our Web site, the telephone or a wireless connection. Or we can refer investors to an affiliated independent investment manager or to one of more than 30 U.S. Trust offices. All of this makes Schwab a very powerful competitor, but we are not nearly as good as we can be and plan to be.

What are some of Schwab's priorities in 2002 and beyond?

CHUCK:

We recently articulated six strategic priorities that are central to our future

Focused and Aligned.

success, and we'll touch on most of them in the course of this interview. First, we continue to focus on the fastest-growing segment of individual clients — affluent investors — with a wide spectrum of advice and service offerings. Second, we are committed to being a leader with active traders, a highly profitable segment we are uniquely well positioned to serve. Third, we want to offer banking and other financial products to clients in a way that enhances their relationship with Schwab. Fourth, we are strengthening our position in capital markets to ensure high quality trade executions for our clients. Fifth, we are renewing our focus on reaching clients through the workplace with our Corporate Services team. Finally, we will continue to provide great service to investors with smaller portfolios in a way that's valuable for them and profitable for us.

DAVE:

At the same time, we've outlined five imperatives for employees to help us maximize our ability to address our priorities. We want to focus on creating a more seamless approach to client services. We want to build and develop our team, recruiting the best and developing in-house talent. We're working to build client loyalty and extend our market reach by enhancing our brands. We're striving for a greater level of financial discipline, productivity and efficiency to ensure long-term profitable growth. And — a constant at Schwab — we want everyone to connect individual efforts to our long-standing vision and values. It's going to be an interesting year for Schwab, and I remain very, very confident about our long-term prospects.

Schwab now delivers advice to clients. Why is this a strategic priority? Why is it better than advice you might get from a traditional broker?

DAVE:

When we talk about advice, we use the phrase, 'expert advice that is objective,

uncomplicated and not driven by commission.' What do we mean? Rigorous, fact-based research on equities and mutual funds, complemented by disciplined financial planning and portfolio construction. Advice that's based on one goal: to improve our clients' investment outcomes. Advice designed to be easy to implement, that demystifies the markets and the investment process and gives clients appropriate solutions they can act on confidently. And finally, advice that is not motivated by commission-based selling. When we say we put our clients' interests first, we absolutely mean it. Everything about our advice offering creates, in my view, a completely different environment from any other firm. Our brand of advice makes Schwab unique.

CHUCK:

Advice is really important to a growing number of our clients. We're evolving Schwab into a company that offers lots of choices, making sure we help our clients find the combination of service and advice they need at any particular moment in their investing lives. Some just need asset allocation, while others use the services of U.S. Trust. Others rely on independent investment managers, and some need nothing but high-quality trade executions.

Schwab has also made serving independent investment managers a strategic priority. Why is this important? How are you addressing advisors' concerns?

DAVE:

The market for the services of knowledgeable, independent, fee-based investment managers is huge, and by some measures we have barely begun to crack it. Some worry that Schwab and investment managers compete, but I think the reality is we are complementary. The fact is, investors' needs vary. Some want to delegate their portfolios to a unique and independent investment manager, perhaps located close by. Some want the services of a prestigious high-end

wealth management firm like U.S. Trust. And others want the services of a nationally-branded firm that can deliver advice while leaving them in control: Charles Schwab. So we have different solutions for different needs. Is there some overlap at the margin? Sure. But the opportunity is huge, and by working more closely with independent investment managers we can gain market share at the expense of competitors, not at the expense of each other. We're really excited about our advisor business, especially as we apply our broader range of capabilities to attract more affluent investors. We think there is room for all of us to succeed, together, in that endeavor.

You mentioned U.S. Trust, a major wealth management firm that Schwab merged with in 2000. How does it fit into the mix?

DAVE:

U.S. Trust has provided services to many of the wealthiest Americans for nearly 150 years. Schwab, of course, has many affluent clients, and we try to serve them better all the time. But many of them have needs that U.S. Trust is superbly equipped to address, such as trusts, estate and tax planning and private banking. For these clients, U.S. Trust delivers a more appropriate set of capabilities. Plus, Schwab is learning a lot from U.S. Trust, things we need to deliver to clients ourselves and services we're starting to provide to investment advisors. The synergies between us are already apparent; we made about 1,500 referrals to U.S. Trust in 2001, and U.S. Trust's expertise and insights have been extremely valuable in building our advice offering.

Given the subdued markets in 2001, are active traders still an important client segment for Schwab?

CHUCK:

Absolutely. In fact, active traders represent a strategic priority for Schwab, and

Growing Our Capabilities.

we've carved out an extremely fine set of services for them with StreetSmart Pro® and CyberTrader®, both offerings that were greatly enhanced in 2001. We began giving active traders wireless access to our state-of-the-art trading capabilities through CyberTrader Direct™, and introduced the Branch Active Trading Program: nearly 300 dedicated specialists in branches nationwide to lead workshops on our advanced trading platforms. Since we acquired CyberTrader two years ago, the number of clients who use Schwab's active trader platforms has grown dramatically.

You talked about delivering more banking-related services to clients as one of Schwab's six strategic priorities for the future. What do you envision here?

CHUCK:

My hope is to provide FDIC-insured banking capabilities so our best clients can efficiently write checks, pay bills online, earn interest on liquid funds and easily move money into investment opportunities. A Schwab 'bank' will reflect the mission I have set for this firm. It will be as friendly and client-focused as it can possibly be, and it will take advantage of our technology to offer a greater value proposition than traditional banks. It will also be one more reason for clients to consolidate their financial relationship with Schwab. We hope our charter for the bank will be approved in the middle of this year.

Another priority is to serve individuals through employer-sponsored 401(k) plans and other vehicles. Can you provide an update on those initiatives?

DAVE:

Several years ago, we recognized that saving and investing at work through 401(k) plans would become the cornerstone of the investable assets for many Americans. Individuals are increasingly taking the responsibility to learn how to invest via their workplace.

Serving Investors in the Workplace.

That's why Schwab entered the 401(k) business, providing corporate clients a fully bundled solution as well as access to independent pension administrators. From there, we could easily see the benefits of providing companies with a single touch point for all of our services. So in 2001, we created a new organizational entity, called Corporate Services, to better deliver our array of services to corporations and their employees including 401(k) plans, stock option plans, stock purchase programs, restricted stock services and personal accounts.

Over the years, Schwab has expanded internationally, but in 2001 scaled back. How do you view that component of the business?

CHUCK:

We had been working at expanding internationally for nearly 10 years, and our goal was to offer all the services we offer in the United States. But the regulatory environments in many markets make it difficult to provide a full array of services. And it's our view that unless we can replicate the services Schwab offers here at home, it is extremely challenging to compete effectively against local firms, and generate the volumes we need to justify our investments.

DAVE:

The only country where we've had some success in building scale has been the United Kingdom. Still, it's financially challenging because we don't get some of the revenue streams we get from our U.S. model. On the other hand, we still see opportunities for Schwab internationally because the U.S.-dollar-based business is growing worldwide. We are very successful at offering U.S.-dollar-based accounts for American expatriates and local citizens who want some of their assets in the U.S. stock markets. This may prove to be our best strategy for an international business.

An Advocate for Investors.

The firm operates in the institutional arena through Schwab Capital Markets, which handles trading and execution for all Schwab clients. What's going on there?

CHUCK:

Schwab Capital Markets is very important — a kind of utility for all of our clients. The team has emerged as a powerhouse at providing fantastic executions for our clients and giving us an opportunity to serve the broker-dealer community. Of course, equity volumes were down in 2001, but they improved in the last few months of the year. Capital Markets also made substantial progress in fixed-income trading during the year, handling 36% more volume than in 2000.

DAVE:

The Capital Markets team's ability to provide liquidity, ensure orderly markets and deliver fast executions is a tremendous benefit to our clients. We are still working to build an institutional trading capability to complement our retail trading capability, so we'll be able to see the ways stocks are bought and sold across the entire breadth of the market.

Schwab introduced a new brand campaign in 2001. What does it say about the firm?

CHUCK:

Our advertising for the past few months is all about communicating how we earn the trust of clients with great advice and great integrity. Our ads demonstrate the idea of trust by showing trusting relationships: a mother and her son, a doctor and his patient. The message: we want clients and prospects to think of Schwab as a trusted source for advice, a firm with a real interest in improving their investment outcomes. As we move further into 2002, we plan to be talking more aggressively about our own brand of advice as well as continuing to use advertising to strengthen the brands of U.S. Trust and CyberTrader.

Incredibly Strong Culture.

How do you characterize the corporate culture at Schwab? What role did it play in 2001?

DAVE:

Corporate culture is the vision of a company, what it fundamentally stands for and what values guide its employees in their dealings with clients and each other. We had to make some very painful choices in 2001, but I believe the strength of our culture enabled us to stay focused on our most promising growth opportunities and make great progress in building a full-choice, full-service firm.

CHUCK:

We made great demands on our employees in 2001, and they rose to the challenge with a level of commitment, poise and professionalism that was truly inspiring. More than ever before, I am convinced that the culture and values of this organization are a key strength, and that strength makes me extremely confident we can reach the goals we've set for ourselves.

How did the senior management team respond to the challenges of 2001?

DAVE:

I think Chuck and I get much too much of the credit for Schwab's success when, in fact, the decisions, the insights and the action plans are formulated by a group of senior managers — over two dozen vice chairmen and executive vice presidents and over 130 senior vice presidents — who come together in setting the direction of the Company. Their teamwork and their commitment to Chuck's vision of making Schwab the most useful and ethical financial services firm in the world set the tone throughout the organization. There's one other thing I would mention: Our senior management team is a wonderful mixture of outside perspectives and deep Schwab history, including people who have been here just a few years and people who have more than a decade of Schwab experience. This diversity provides us with a very strong foundation.

Continuing Client Focus.

CHUCK:

I am probably the proudest person in the world when it comes to our management team, especially of the way they work together. I listen to all the debates; I offer my views, but I really rely on David and the senior management team to 'carry the heavy water'. They represent one of the great strengths of this Company.

When you reflect on 2001, any final thoughts?

CHUCK:

I am inspired by the way our employees worked during this period in Schwab's evolution. They came together as a group, and they stepped up to the plate with a commitment to see the Company through a difficult period and to prepare Schwab for much more fantastic growth as we move forward.

DAVE:

I've been equally impressed at how hard our employees worked to help clients stay calm in the midst of an enormously difficult environment. I believe Schwab as a whole conducted itself with great dignity in 2001, and provided a perspective that really helped our clients. And even in the face of downsizing, we made some real progress on a long list of strategic initiatives that help position Schwab well for 2002 and beyond.



CHARLES R. SCHWAB
CHAIRMAN & CO-CEO



DAVID S. POTTRUCK
PRESIDENT & CO-CEO

PLEASE VISIT the online version of this annual report at the following address: www.aboutschwab.com/ar2001.

A



SCHWAB EXECUTIVE COMMITTEE

B



C



D



E



F



G



H



SCHWAB EXECUTIVE COMMITTEE

A
Charles R. Schwab
Chairman &
Co-Chief
Executive Officer

B
David S. Pottruck
President &
Co-Chief
Executive Officer

C
John Philip Coghlan
Vice Chairman &
President of
Schwab Institutional

D
Christopher V. Dodds
Executive
Vice President &
Chief Financial Officer

E
Lon Gorman
Vice Chairman &
President of
Schwab Capital Markets

F
Daniel O. Leemon
Executive
Vice President &
Chief Strategy Officer

G
Dawn Gould Lepore
Vice Chairman,
Technology &
Administration

H
Jeffrey S. Maurer
Executive Vice President
Chairman & CEO,
U.S. Trust Corporation

HOW WE SERVE

INDIVIDUAL INVESTORS

RETAIL MILESTONES

Retail's biggest strategic accomplishment in 2001 was strengthening our advice capabilities to meet the needs of the more diverse array of individual investors we now serve. The demand for our advice was reflected in the nearly 17,000 Investor Education Workshops performed in 2001, reaching nearly 64,000 participants, and in the 280,000 portfolio review and advice interactions conducted by Schwab professionals during the year.

To support our delivery of comprehensive and consistent advice, we provided our investment professionals with powerful internal Web sites packed with market wisdom, investment viewpoints and portfolio tracking tools. All of our advice is developed from an impressive knowledge bank, including our own investment "think tanks"— the Schwab Center for Investment Research™ and Schwab Equity Analytics (SEA). It is further fueled by the expertise of U.S. Trust and the added viewpoints of third parties like Goldman Sachs, which in 2001 began providing its respected research to our affluent and independent investment manager clients. Most importantly, we leveraged the expertise of SEA to launch our own proprietary rating system for equities.

To deliver advice to our most affluent clients, we launched Schwab Private Client, deepening client relationships and advice through nine specially-designated branches. The program — with average assets per client currently running at $1.5 million — is expected to roll out from pilot status in 2002.

The Schwab brand of advice is special both for what it is — objective, analytically sophisticated and fact-based — and what it's not: complicated or driven by commission.

Schwab Domestic Branch Offices

YEAR END


340
384
395
99
00
01

Active Online Assets & Online Accounts

YEAR END, ASSETS IN BILLIONS OF DOLLARS, ACCOUNTS IN MILLIONS


$349
$365
$341
3.3
4.3
4.3
99
00
01

We can also refer clients who need a greater level of service and support to a network of screened independent investment managers or to U.S. Trust.

Finally, our Retail enterprise incorporates our international business. Moving forward, our primary international focus is on clients who live abroad but want a U.S.-dollar-based investment account.

ACTIVE TRADER LEADERSHIP

Recognizing that investors have unique approaches to trading, we have strengthened our full range of comprehensive and customizable products, platforms and services for people who actively trade equities and options. By leveraging the technology of our CyberTrader subsidiary, we can now give Schwab clients direct market access through StreetSmart Pro. Introduced in 2001, this information and trading platform also features SmartEx™, Schwab's proprietary intelligent order routing technology that "hunts and seeks" for the best price and can help to provide additional liquidity from Schwab Capital Markets L.P., our Nasdaq market maker.

INVESTMENT MANAGERS & CORPORATIONS

SUPPORTING INDEPENDENT ADVISORS

Schwab is better equipped than ever to deliver advice to our clients. But we recognize that many investors want and need the expertise and personalized attention of independent financial professionals. Our Services for Investment Managers (SIM) business helps us serve both independent investment managers and their clients. SIM has emerged as the industry's leading provider of services to independent, fee-based managers. SIM delivers operational support and consulting as well as trading and custody services to 5,800 advisors, enabling them to serve their clients more effectively and build their practices more efficiently.

In 2001, we introduced Advisor Branded Web Services, a new resource to help independent investment managers build and maintain their own branded Web sites for account management and client communications. We enhanced our managed account offering for advisors with the introduction of Managed Account Select™— a service that provides investment managers with access to prescreened money managers under a bundled fee structure. Assets in managed accounts at Schwab totaled $9 billion at year end.

We also actively refer investors from our retail offices to a screened subset of the advisors with whom we do business. Schwab AdvisorSource, soon to be re-launched as the Schwab Advisor Network™, provided more than 16,500 referrals and $5.3 billion in net new assets to advisors in 2001, delivering a solution to investors who might have otherwise left Schwab.

Independent Investment Manager Client Assets & Client Accounts

YEAR END, ASSETS IN BILLIONS OF DOLLARS, ACCOUNTS IN MILLIONS


$211
$231
$235
.8
1.0
1.1
99
00
01

Corporate Retirement Plan Assets

YEAR END, IN BILLIONS, INCLUDES ALL CLIENT ASSETS IN EMPLOYER-SPONSORED RETIREMENT PLANS


$95
$100
$97
99
00
01

REACHING EMPLOYEES IN THE WORKPLACE

Schwab has long recognized that the shift in pension investing represented another avenue to reach investors. Through Schwab's Corporate Services group — an integration of Schwab Retirement Plan Services, Schwab Corporate and Executive Services and the resources of our Specialized Brokerage unit — we serve a growing number of corporations. Ultimately, we serve their employees through 401(k) and other retirement investing plans, stock option plans, stock purchase programs and restricted stock services. Through this new organizational business, we are better positioned to deliver a more focused and more integrated set of offerings to corporate clients — an opportunity we've just begun to realize. At year-end 2001, our SchwabPlan® bundled 401(k) offering served over 320,000 participants representing $17 billion in assets from a market estimated to total over $1.9 trillion. Since its inception in 2000, our Corporate and Executive Services team has processed stock options for employees at over 3,500 companies, of which over 100 have chosen Schwab as their partial or full stock option plan administrator.

WHAT WE DO IN

CAPITAL MARKETS

MARKET MAKING & TRADE EXECUTION

Every trading day, Schwab handles an average of close to 600,000 securities transactions (including multiple fills on single trades) in equities, options and fixed-income products. We are committed to providing a high level of liquidity and state-of-the-art execution of those transactions through Schwab Capital Markets (SCM), which serves Schwab's 7.8 million clients as well as nearly 100 other broker-dealers. SCM is a market maker for some 4,500 securities, and in 2001, executed orders for nearly 44 billion shares of over-the-counter stocks and 11 billion listed shares. Additionally, SCM executed approximately 31 million options contracts and performed 1.5 million fixed income trades during the year, 36% more transactions than we handled in 2000.

SCM's most significant accomplishment during the year was to respond to an enormous, industry-wide transformation in the way all stocks are traded: decimalization. By April 2001, all stock prices were being quoted in decimals instead of the traditional method of using fractions; this represented a historic milestone for investors because it narrowed the spread between the bid price (what investors are willing to pay for a transaction) and the ask price (what price investors are willing to accept as payment). The structural shift demanded a sea change throughout the entire Company from technological, operational and strategic perspectives. Decimalization actually began in the early part of 2000, and it resulted in a significant reduction in the revenues Schwab was able to derive from trading and capital markets activities, an effect compounded by overall poor market conditions during 2001.

Annual Trade Count

IN MILLIONS


56
99
67
99
00
01

Fixed Income Trades

IN MILLIONS


.7
1.1
1.5
99
00
01

EXPANDING CAPABILITIES

The primary mission of SCM is to deliver on Schwab's commitment to excellence in client service and trade execution, and the team strived during 2001 to ensure its ability to fulfill that mission, to continue to innovate and to generate revenue for Schwab. In response to decimalization, SCM reconfigured its trading strategies and cost structure. The team also worked hard to build SCM's ability to be a counterparty to other institutional traders. In 2001, SCM formed a joint venture with TD Waterhouse Group, Inc., to focus on securities market making in the United Kingdom. We also enhanced Schwab's fixed-income capabilities, particularly in the new bond issues market. Thanks to our immense retail client base, Schwab is becoming an important distribution channel for bond issuers, both corporate and municipal. SCM launched a new online service called Schwab CDSource™, which lets clients research and purchase certificates of deposit from a variety of institutions entirely online. Also during the year, we added bond research capabilities to www.schwab.com.

MANAGING WEALTH THROUGH

U.S. TRUST

SOPHISTICATED CAPABILITIES

During 2001, U.S. Trust Corporation continued to build on its nearly 150 years of serving the needs of affluent clients and institutions, developing even closer links to Schwab. For individuals and families with a substantial net worth, U.S. Trust provides comprehensive wealth management services, including: investment management and consulting; trust services; financial, tax and estate planning; and private banking. U.S. Trust also works on behalf of a variety of institutions, including endowments, foundations, corporations, public funds, insurance companies and others, to deliver investment management, planned giving services and special fiduciary services. As of the end of 2001, U.S. Trust managed $92 billion in assets.

U.S. Trust functions under its own brand identity but works in close partnership with Schwab, which in turn provides new business opportunities as well as technology support and expertise. While Schwab offers a compelling value proposition for wealthy clients and has a substantial affluent client base, we often refer our affluent clients to U.S. Trust when their needs are particularly complex or they desire a more comprehensive, more personalized financial relationship. At the same time, Schwab benefits from its association with U.S. Trust, which represents a valuable source of market intelligence and financial advice that we can leverage to serve the rest of Schwab's clientele.

Client Assets Under Management

YEAR END, IN BILLIONS


$86
$95
$92
99
00
01

Total U.S. Trust Revenue

IN MILLIONS


$542
$643
$654
99
00
01

BUILDING THE U.S. TRUST FRANCHISE

Looking forward, U.S. Trust is well-positioned to capitalize on the projected growth in the number of affluent households in the United States, and the company has been actively working to build a national franchise from which to tap those opportunities. During 2001, U.S. Trust acquired Resource Companies, Inc., a Minneapolis-based investment management, trust and private banking firm with approximately $2 billion in assets under management. The acquisition gives U.S. Trust a strong local presence in the Midwest, where the affluent investor segment is growing rapidly. U.S. Trust also opened an office in Tysons Corner in northern Virginia, now home to a growing number of major U.S. corporations, and in 2002, plans to open new offices in Naples, Florida, and Philadelphia, Pennsylvania. At year-end 2001, U.S. Trust's regional network included 34 offices.

Also during the year, the company enhanced its Web site — U.S. Trust Online — to enable clients to download and analyze their account information securely. Plans are to enhance the online experience with the addition of an online bill-paying capability in 2002. And U.S. Trust and Schwab worked together to launch a new advertising campaign which was designed to reinforce the key strengths and attributes of the U.S. Trust brand.

ASK CHARLES SCHWAB



How do we use technology to fuel growth and deal with economic challenges?

MARY LADAO, SCHWAB EMPLOYEE

DAWN LEPORE: We have invested in technology since our earliest days, resulting in a very different cost structure from traditional firms and even many newcomers. We combine people and technology in a unique way that enables us to deliver high-touch service — very personalized, very hands-on — in a cost-effective manner. Technology permits Schwab to scale operations upwards without dramatic changes to our cost structure.



Do Schwab's advice capabilities pose a threat to independent advisors?

HOWARD SONTAG, INDEPENDENT INVESTMENT MANAGER

JOHN COGHLAN: No — in fact, Schwab and the independent investment manager industry together still have only a small share of the affluent assets in this country. As we build on 15 years of support for investment managers, the opportunity for our continued growth is enormous. Furthermore, investment advisors are a cornerstone of Schwab's affluent strategy — we will continue to introduce advisors to those who seek personal relationships and customized investment management.



How will our new Corporate Services team differentiate its product offering?

JANET BIRGENHEIER, SCHWAB EMPLOYEE

JOHN COGHLAN: For many, if not most, employees in 401(k) plans, investing is new and unfamiliar. So, Schwab — steeped in serving individual investors of every stripe — is ideally positioned to help them make the most of their retirement and stock option plans. Corporate Services will integrate all of our workplace-based investing solutions, and make it easier for companies to administer their benefit plans while helping all their employees realize their financial goals.



How is Schwab reducing its dependency on commission-driven trading revenue?

WILLIAM WESLEY, SCHWAB EMPLOYEE

CHRIS DODDS: Just five years ago, trading revenue represented 56% of Schwab's total revenues, but by 2001, that percentage had fallen to 37%. More and more, we derive revenues from other sources, and as Schwab becomes more of a provider that can address a client's complete financial relationship — not just his or her transactions — we believe we'll be even less dependent on trading revenues.



Of all the stock markets' challenges in 2001, which had the greatest impact?

PIERRE VIDEAU, SCHWAB CLIENT

LON GORMAN: While the events of September 11th profoundly affected all of us, the most significant industry event in 2001 — or in the past 30 years for that matter — was the implementation of trading in decimals. Adapting to decimalization has required adjustments by investors, broker-dealers and market centers alike. In addition to having a major impact on pricing, decimalization has also impacted trading technology and the entire trade execution process.



Is there a danger that Schwab will lose investors with smaller portfolios?

CARY WEINRIB, U.S. TRUST EMPLOYEE

DAN LEEMON: Small investors remain important to Schwab, especially ones who are committed to building their wealth over time. With our structural cost advantages, we can deliver terrific value; but we need compensation for our incredible client service and wealth of investing information. We're working hard to make sure our offering and our pricing add up to good value for investors and provide appropriate shareholder returns as well.



Where do you see Schwab's strongest sources of potential growth?

KIMBERLY HUNT, SCHWAB EMPLOYEE

JEFFREY MAURER: Schwab's most significant opportunities are driven by demographics, not market cycles: the 'baby boomers' are entering their prime investing years over the next decade and the number of U.S. affluent households is expected to double over the next five years. Schwab is better positioned than ever to take advantage of this dynamic with its wide spectrum of advice offerings and sophisticated wealth management services — including, obviously, U.S. Trust.

FINANCIAL & OPERATING HIGHLIGHTS

in millions, except per share amounts and as noted

	Growth Rate 1-Year 2000–2001	2001	2000	1999
Revenues[1]	(25%)	$4,353	$5,788	$4,486
Operating income[2]	(52%)	$ 407	$ 849	$ 666
Net income	(72%)	$ 199	$ 718	$ 666
Basic earnings per share[3]	(74%)	$ .14	$ .53	$ .51
Diluted earnings per share[3]	(73%)	$ .14	$ .51	$ .49
Dividends declared per common share[4]	8%	$.0440	$.0407	$.0373
Weighted-average common shares outstanding — diluted		1,399	1,404	1,373
Closing market price per share (at year end)	(45%)	$15.47	$28.38	$25.50
Book value per common share (at year end)		$ 3.04	$ 3.05	$ 1.94
Pre-tax profit margin — reported		8.2%	21.3%	24.5%
After-tax profit margin — reported		4.6%	12.4%	14.9%
After-tax profit margin — operating[2]		9.4%	14.7%	14.9%
Long-term debt (at year end)	(5%)	$ 730	$ 770	$ 518
Stockholders' equity (at year end)	(2%)	$4,163	$4,230	$2,576
Return on stockholders' equity		5%	21%	31%
Full-time equivalent employees (at year end, in thousands)	(25%)	19.6	26.3	20.1

(1) Revenues are presented net of interest expense.
(2) Represents an adjusted income measure which in 2001 excludes an extraordinary gain, non-operating revenue (which primarily consists of a gain on the sale of an investment), restructuring and other charges and merger- and acquisition-related costs totaling $208 million after-tax. In 2000, excludes merger- and acquisition-related costs totaling $131 million after-tax.
(3) Both basic and diluted earnings per share include an extraordinary gain in 2001 of $.08 per share.
(4) Dividends declared per common share do not include dividends declared by U.S. Trust Corporation prior to the completion of the merger in 2000.

Revenues

IN BILLIONS


$4.5
$5.8
$4.4
99
00
01

Assets in Client Accounts

YEAR END, IN BILLIONS


$846
$872
$846
99
00
01

Forward-Looking Statements : In addition to historical information, this Annual Report contains forward-looking statements that reflect management's goals, objectives and expectations as of the date hereof. Achievement of the expressed goals, objectives and expectations is subject to certain risks and uncertainties that could cause actual results to differ materially from those goals, objectives or expectations. See "Forward-Looking Statements" in Management's Discussion and Analysis of Results of Operations and Financial Condition on page 37 in this Annual Report for a discussion of these statements, associated risks and important factors that may cause actual results to differ from management's goals, objectives or expectations.

HISTORICAL PERFORMANCE The Charles Schwab Corporation (CSC) has been a public company since September 1987. Assuming reinvestment of dividends, a $1,000 investment in CSC's common stock made at the end of 1991 was worth $16,000 on December 31, 2001. Over this ten-year period, the market price per share of CSC's common stock has grown at a compounded annual rate of 32% — from $1.00 to $15.47. This increase created $20 billion in stockholder wealth.

SCH Stock Price — High, Low and Close


$4.87
$2.76
$9.83
$4.50
$22.83
$6.17
$51.67
$16.96
$44.75
$22.46
$33.00
$8.13
96
97
98
99
00
01

Market Value of SCH Stock

IN BILLIONS


$6.1
$12.1
$24.4
$33.9
$39.3
$21.2
96
97
98
99
00
01

MARKET COMPARISON Assuming reinvestment of dividends, CSC's common stock decreased 45% in 2001, compared with a decrease of 24% for the Dow Jones Securities Brokerage Group Index (DJSBG Index) and a decrease of 12% for the Standard & Poor's 500 Index (S&P 500 Index). Over a five-year period, as shown in the chart below, CSC's common stock increased 231%, surpassing the increases of 215% for the DJSBG Index and 66% for the S&P 500 Index. Over a ten-year period, CSC's common stock increased 1,534%, surpassing the increases of 706% for the DJSBG Index and 238% for the S&P 500 Index.

Common Stock Performance

COMPUTED ON A DIVIDEND REINVESTMENT BASIS AND INDEXED TO DECEMBER 31, 1996


$100
$198
$399
$544
$606
$331
96
97
98
99
00
01
● SCH STOCK PERFORMANCE
○ DOW JONES SECURITIES BROKERAGE GROUP INDEX
○ STANDARD & POOR'S 500 INDEX

Revenues vs. SCH Stock Price


$2.2
$2.7
$3.2
$4.5
$5.8
$4.4
$4.74
$9.32
$18.73
$25.50
$28.38
$15.47
96
97
98
99
00
01
● REVENUES IN BILLIONS
○ SCH STOCK PRICE

Past performance is not predictive of future results. The performance of CSC's common stock may fluctuate in the future, so that shares may be worth more or less than their price on the date hereof or when purchased.

The number of common stockholders of record as of March 8, 2002 was 12,927. The closing market price per share on that date was $15.55.

The common stock of The Charles Schwab Corporation (ticker symbol: SCH) is traded on The New York Stock Exchange, as well as the Boston, Cincinnati, Chicago, Pacific and Philadelphia stock exchanges.

GROWTH IN CLIENT ASSETS & ACCOUNTS

in billions, at year end, except as noted

	Growth Rates Compounded 5-Year 1996–2001	Growth Rates Annual 1-Year 2000–2001	2001	2000	1999	1998	1997	1996
ASSETS IN CLIENT ACCOUNTS								
Schwab One®, other cash equivalents and deposits from banking clients	19%	9%	$ 31.5	$ 29.0	$ 27.1	$ 20.8	$ 15.5	$ 13.1
Proprietary funds (SchwabFunds® and Excelsior®):								
Money market funds	26%	19%	130.3	109.4	89.6	70.6	50.9	41.5
Equity and bond funds	37%	3%	30.9	30.1	27.8	18.4	10.8	6.3
Total proprietary funds	28%	16%	161.2	139.5	117.4	89.0	61.7	47.8
Mutual Fund Marketplace®(1):								
Mutual Fund OneSource®	17%	(11%)	87.0	98.3	101.0	69.3	56.6	39.2
Mutual fund clearing services		(1%)	21.0	21.2	3.3	2.0		
All other	16%	3%	73.6	71.3	72.3	57.8	48.0	35.4
Total Mutual Fund Marketplace	19%	(5%)	181.6	190.8	176.6	129.1	104.6	74.6
Total mutual fund assets	23%	4%	342.8	330.3	294.0	218.1	166.3	122.4
Equity and other securities(1)	21%	(13%)	379.3	435.1	468.6	299.2	209.5	147.2
Fixed income securities	17%	9%	101.5	93.1	73.2	65.8	53.6	46.5
Margin loans outstanding	13%	(42%)	(9.2)	(15.8)	(16.9)	(9.6)	(7.7)	(5.1)
Total client assets	21%	(3%)	$845.9	$ 871.7	$846.0	$594.3	$437.2	$324.1
NET GROWTH IN ASSETS IN CLIENT ACCOUNTS(2) (for the year ended)								
Net new client assets			$ 73.6	$ 162.0	$102.3	$ 76.0	$ 64.1	$ 51.9
Net market gains (losses)			(99.4)	(136.3)	149.4	81.1	49.0	28.5
Net growth (decline)			$(25.8)	$ 25.7	$251.7	$157.1	$113.1	$ 80.4
NEW CLIENT ACCOUNTS (in thousands, for the year ended)	(1%)	(36%)	943	1,482	1,491	1,385	1,168	981
ACTIVE CLIENT ACCOUNTS (in millions)(3)	14%	4%	7.8	7.5	6.6	5.6	4.8	4.1
ACTIVE ONLINE SCHWAB CLIENT ACCOUNTS (in millions)(4)	48%		4.3	4.3	3.3	2.2	1.2	.6
ONLINE SCHWAB CLIENT ASSETS	52%	(6%)	$341.2	$ 364.9	$348.7	$174.1	$ 80.8	$ 41.7

(1) Excludes money market funds and all proprietary equity and bond funds.

(2) Effective in 2001, net new client assets exclude mutual fund capital gains reinvestments. Net new client assets in 2000, 1999, 1998, 1997 and 1996 have been adjusted to exclude mutual fund capital gains reinvestments of $9.3 billion, $4.6 billion, $3.1 billion, $4.8 billion and $2.3 billion, respectively. Net new client assets in 2001 and 2000 include U.S. Trust Corporation and its subsidiaries (U.S. Trust). For 1996 through 1999, U.S. Trust net new client assets are included in net market gains.

(3) Effective in 1998, active accounts are defined as accounts with balances or activity within the preceding eight months instead of twelve months as previously defined. This change in definition had the effect of decreasing the number of active accounts in 1998 by approximately 200,000. Prior years have not been restated.

(4) Active online accounts are defined as all active accounts within a household that has had at least one online session within the past twelve months.

11-YEAR SELECTED FINANCIAL & OPERATING DATA

in millions, except per share amounts, ratios, number of offices, average commission and as noted

	Growth Rates Compounded 10-Year 1991–2001	Growth Rates Compounded 5-Year 1996–2001	Growth Rates Annual 1-Year 2000–2001	2001
OPERATING RESULTS				
Revenues	17%	15%	(25%)	$ 4,353
Expenses excluding interest	19%	20%	(7%)	$ 4,218
Operating income[1]	18%	8%	(52%)	$ 407
Net income[2]	9%	(6%)	(72%)	$ 199
Basic earnings per share[3]	9%	(9%)	(74%)	$ .14
Diluted earnings per share[3]	9%	(8%)	(73%)	$ .14
Dividends declared per common share[4]	26%	11%	8%	$ .0440
Weighted-average common shares outstanding — diluted				1,399
Trading revenues as a percentage of revenues[5]				37%
Non-trading revenues as a percentage of revenues[5]				63%
Effective income tax rate				44.1%
PERFORMANCE MEASURES				
Revenue growth (decline)[6]				(25%)
Pre-tax profit margin — reported				8.2%
After-tax profit margin — reported				4.6%
After-tax profit margin — operating[1, 6]				9.4%
Return on stockholders' equity[6]				5%
FINANCIAL CONDITION (at year end)				
Total assets	18%	19%	6%	$40,464
Long-term debt	15%	19%	(5%)	$ 730
Stockholders' equity	27%	31%	(2%)	$ 4,163
Assets to stockholders' equity ratio				10
Long-term debt to total financial capital (long-term debt plus stockholders' equity)				15%
CLIENT INFORMATION (at year end)				
Active client accounts[7]	17%	14%	4%	7.8
Client assets (in billions)	27%	21%	(3%)	$ 845.9
Total mutual fund assets (in billions)	36%	23%	4%	$ 342.8
Active independent investment managers (in thousands)	10%	4%	2%	5.8
Independent investment manager client accounts (in thousands)	29%	20%	10%	1,081.7
Independent investment manager client assets (in billions)	40%	26%	2%	$ 235.0
Number of Schwab domestic branch offices	10%	11%	3%	395
Number of U.S. Trust offices	17%	14%	10%	34
EMPLOYEE INFORMATION				
Full-time equivalent employees (at year end, in thousands)	12%	10%	(25%)	19.6
Revenues per average full-time equivalent employee (in thousands)	2%		(20%)	$ 192
Compensation and benefits expense as a percentage of revenues				43.1%
SELECTED CASH FLOW HIGHLIGHTS				
Net income plus depreciation and amortization (including goodwill amortization)[2]	15%	9%	(41%)	$ 603
Capital expenditures — cash purchases of equipment, office facilities, property and internal-use software development costs, net	24%	12%	(57%)	$ 301
Capital expenditures as a percentage of revenues				6.9%
Cash dividends paid	12%	8%	(2%)	$ 61
CLIENTS' DAILY AVERAGE TRADING VOLUME (in thousands)[8]				
Daily average revenue trades	25%	24%	(34%)	159.7
Mutual Fund OneSource trades	68%	15%	(7%)	54.0
Daily average trades	28%	21%	(29%)	213.7
AVERAGE COMMISSION PER REVENUE TRADE	(8%)	(13%)	(6%)	$ 35.02

(1) Represents an adjusted income measure which in 2001 excludes an extraordinary gain, non-operating revenue (which primarily consists of a gain on the sale of an investment), restructuring and other charges and merger- and acquisition-related costs totaling $208 million after-tax. In 2000, excludes merger- and acquisition-related costs totaling $131 million after-tax. In 1997, excludes charges for a litigation settlement of $24 million after-tax. In 1995, excludes U.S. Trust Corporation (USTC)'s restructuring charges of $87 million after-tax. In 1994, excludes USTC's restructuring charges of $28 million after-tax.

(2) 2001, 2000 and 1999 include an accounting change, for certain internal-use software development costs to conform with Statement of Position 98-1, totaling $16 million, $55 million and $41 million after-tax, respectively. Excluding this accounting change, net income would have been $183 million in 2001, $663 million in 2000 and $625 million in 1999.

(3) Both basic and diluted earnings per share include an extraordinary gain in 2001 of $.08 per share and an extraordinary charge in 1993 of $.01 per share.

2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
$ 5,788	$ 4,486	$ 3,178	$ 2,672	$ 2,174	$ 1,805	$ 1,483	$ 1,353	$1,098	$ 873
$ 4,557	$ 3,387	$ 2,500	$ 2,141	$ 1,710	$ 1,621	$ 1,225	$ 1,073	$ 901	$ 736
$ 849	$ 666	$ 410	$ 345	$ 275	$ 209	$ 184	$ 160	$ 110	$ 81
$ 718	$ 666	$ 410	$ 321	$ 275	$ 122	$ 156	$ 160	$ 110	$ 81
$ .53	$ .51	$ .32	$ .25	$ .22	$ .10	$ .13	$ .13	$ .09	$ .06
$ .51	$ .49	$ .31	$ .24	$ .21	$ .09	$ .12	$ .12	$ .09	$ .06
$ .0407	$ .0373	$ .0360	$ .0311	$ .0267	$ .0207	$ .0138	$ .0094	$.0072	$.0042
1,404	1,373	1,343	1,338	1,320	1,304	1,285	1,306	1,286	1,284
49%	53%	51%	54%	56%	53%	48%	53%	52%	47%
51%	47%	49%	46%	44%	47%	52%	47%	48%	53%
41.7%	39.4%	39.5%	39.5%	40.7%	33.5%	39.6%	40.5%	44.3%	40.9%
29%	41%	19%	23%	20%	22%	10%	23%	26%	31%
21.3%	24.5%	21.3%	19.9%	21.3%	10.2%	17.4%	19.9%	18.0%	15.7%
12.4%	14.9%	12.9%	12.0%	12.6%	6.8%	10.5%	11.8%	10.0%	9.3%
14.7%	14.9%	12.9%	12.9%	12.6%	11.6%	12.4%	11.8%	10.0%	9.3%
21%	31%	27%	26%	29%	16%	24%	30%	26%	23%
$38,154	$34,322	$26,407	$20,297	$17,256	$13,125	$11,141	$10,083	$8,857	$7,943
$ 770	$ 518	$ 419	$ 433	$ 310	$ 275	$ 232	$ 250	$ 217	$ 188
$ 4,230	$ 2,576	$ 1,673	$ 1,376	$ 1,069	$ 815	$ 690	$ 608	$ 456	$ 382
9	13	16	15	16	16	16	17	19	21
15%	17%	20%	24%	22%	25%	25%	29%	32%	33%
7.5	6.6	5.6	4.8	4.1	3.4	3.0	2.5	2.0	1.6
$ 871.7	$ 846.0	$ 594.3	$ 437.2	$ 324.1	$ 243.7	$ 163.7	$ 134.8	$ 97.1	$ 75.3
$ 330.3	$ 294.0	$ 218.1	$ 166.3	$ 122.4	$ 85.4	$ 57.2	$ 43.9	$ 25.4	$ 16.3
5.7	5.8	5.4	5.3	4.8	5.6	4.8	4.3	3.2	2.3
986.5	848.3	689.9	547.2	442.2	390.6	301.1	216.4	133.3	87.1
$ 231.3	$ 213.1	$ 146.4	$ 105.8	$ 72.9	$ 50.6	$ 32.6	$ 22.9	$ 13.3	$ 8.3
384	340	291	272	235	226	208	198	175	158
31	28	24	19	18	14	14	12	8	7
26.3	20.1	15.1	14.3	11.9	10.7	9.4	9.3	7.0	6.1
$ 239	$ 249	$ 214	$ 204	$ 195	$ 182	$ 165	$ 166	$ 160	$ 153
41.7%	42.1%	43.3%	42.5%	42.1%	43.5%	43.5%	43.0%	43.1%	43.3%
$ 1,026	$ 847	$ 569	$ 460	$ 385	$ 209	$ 226	$ 219	$ 164	$ 144
$ 705	$ 370	$ 199	$ 150	$ 173	$ 180	$ 48	$ 99	$ 63	$ 36
12.2%	8.3%	6.3%	5.6%	8.0%	10.0%	3.2%	7.3%	5.8%	4.2%
$ 62	$ 61	$ 56	$ 48	$ 41	$ 39	$ 35	$ 28	$ 24	$ 19
242.0	163.1	97.2	71.8	54.0	40.8	29.5	28.1	22.4	17.8
58.1	45.6	40.3	34.2	27.2	17.8	14.3	7.4	1.4	.3
300.1	208.7	137.5	106.0	81.2	58.6	43.8	35.5	23.8	18.1
$ 37.38	$ 45.55	$ 53.44	$ 64.27	$ 69.08	$ 73.11	$ 72.68	$ 76.75	$77.12	$77.18

(4) Dividends declared per common share do not include dividends declared by USTC prior to the completion of the merger in 2000.

(5) Trading revenues include commission and principal transaction revenues. Non-trading revenues include asset management and administration fees, net interest revenue and other revenues.

(6) The Company's long-term objectives for annual revenue growth, after-tax profit margin — operating and return on stockholders' equity are 20%, 12% and 20%, respectively.

(7) Effective in 1998, active accounts are defined as accounts with balances or activity within the preceding eight months instead of twelve months as previously defined. This change in definition had the effect of decreasing the number of active accounts in 1998 by approximately 200,000. Prior years have not been adjusted.

(8) Effective in 1997, revenue trades have been adjusted for all years presented to include all client trades (both domestic and international) that generate either commission revenue or revenue from principal markups. This data is reported on a trade date basis for 1995 to 2001, and settlement date basis prior to 1995.

DESCRIPTION OF BUSINESS

The Company

The Charles Schwab Corporation (CSC) and its subsidiaries (collectively referred to as the Company) provide securities brokerage and related financial services for 7.8 million active client accounts.[a] Client assets in these accounts totaled $845.9 billion at December 31, 2001. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 395 domestic branch offices in 48 states, as well as branches in the Commonwealth of Puerto Rico and the U.S. Virgin Islands. U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) is an investment management firm that through its subsidiaries also provides fiduciary services and private banking services with 34 offices in 12 states. Other subsidiaries include Charles Schwab Europe (CSE), a retail securities brokerage firm located in the United Kingdom, Charles Schwab Investment Management, Inc., the investment advisor for Schwab's proprietary mutual funds, Schwab Capital Markets L.P. (SCM), a market maker in Nasdaq and other securities providing trade execution services to broker-dealers and institutional clients, and CyberTrader, Inc. (CyberTrader, formerly known as CyBerCorp, Inc.), an electronic trading technology and brokerage firm providing services to highly active, online investors.

Assets in Client Accounts
YEAR END, IN BILLIONS


$437.2
$594.3
$846.0
$871.7
$845.9
36%
42%
3%
(3%)
97
98
99
00
01
TOTAL ASSETS AND PERCENTAGE CHANGE

The Company provides financial services to individuals, institutional clients and broker-dealers through four segments — Individual Investor, Institutional Investor, Capital Markets and U.S. Trust. The Individual Investor segment includes the Company's domestic and international retail operations. The Institutional Investor segment provides custodial, trading and support services to independent investment managers, serves company 401(k) plan sponsors and third-party administrators, and supports company stock option plans and stock purchase programs. The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed and other securities primarily to broker-dealers, including Schwab, and institutional clients. The U.S. Trust segment provides investment and wealth management, fiduciary services and private banking services to individual and institutional clients.

Business Strategy

The Company's overall strategy is to attract and retain client assets by focusing on a number of areas within the financial services industry — retail brokerage, investment and wealth management, fiduciary services, support services for independent investment managers, 401(k) defined contribution plans, investment services to companies and their employees, equity securities market-making and banking and other financial services.

To pursue its strategy and its objective of long-term profitable growth, the Company plans to leverage its competitive advantages, which include nationally recognized brands, a broad range of products, services, and advice offerings, multi-channel delivery systems and an ongoing investment in technology. Management continues to believe that the key to sustaining the Company's competitive advantages will be its ability to combine people and technology in ways that provide investors with the access, information, guidance, advice and control they expect — as well as high-quality service — all at a lower cost than traditional providers of financial services.

The Company's products and services are designed to meet clients' varying investment and financial needs, including help and advice and access to extensive investment research, news and information. The Company seeks to provide clients with customized advice which is objective, uncomplicated and not driven by commission. The Company's approach to advice is based on long-term investment strategies and guidance on portfolio diversification and asset allocation. This approach is built on fact-based research, with the goal of improving clients' ability to achieve better investment outcomes.

Schwab strives to demystify investing by educating and assisting clients in the development of investment plans. This approach is designed to be offered consistently across all of Schwab's delivery channels and provides clients with a wide selection of choices for their investment needs. Schwab's products, services and advice offerings cross the spectrum of its clients — those who manage their own investments and make independent investment decisions, those who want ongoing access to guidance while retaining control over their investment

(a) Accounts with balances or activity within the preceding eight months.

decisions, and those who desire to have experienced professionals manage their assets.

In 2001, the Company focused on aligning its infrastructure and resources with its current strategic priorities, which include:

- providing the spectrum of affluent investors with the advice, relationships and choices that support their desired investment outcomes;
- delivering the information, technology, service and pricing needed to remain a leader in serving active traders;
- providing individual investing services through employers, including retirement and option plans as well as personal brokerage accounts;
- offering selected banking services and developing investment products that give clients greater control and understanding of their finances;
- retaining a strong capital markets business to address investors' financial product and trade execution needs; and
- continuing to provide high-quality service to clients with smaller investment portfolios.

Services for Affluent Investors : For affluent investors who make independent investment decisions, the Company offers research, analytic tools and access to fee-based portfolio consultations and financial planning services. Clients looking for more guidance while retaining control have access to advanced research, trading and planning resources, combined with professional advice from Schwab's investment specialists designed to assist in developing an investment strategy and carrying out investment and portfolio management decisions. In 2001, Schwab introduced Schwab Private Client (SPC) services on a limited basis. SPC provides higher net-worth clients with more personalized, one-on-one advice interactions, access to expanded financial planning, asset management capabilities and enhanced performance reporting. Schwab also established its MarketPlace, an internal Web site which includes the AdviceSuite, a software platform that enables service representatives to apply a consistent set of principles and practices when providing market viewpoints and investment advice. MarketPlace also provides tools to support discussions with clients about events such as retirement and college planning and charitable giving. Schwab's new Mutual Fund internal Web site provides service representatives with news, research and analytic tools designed to support their fund-related advice interactions with clients. Schwab also expanded its advice offering to affluent clients by adding access to Goldman Sachs research as well as Schwab's proprietary rating system for individual equities.

Affluent clients who desire to have their assets managed for them may choose to work with one of the approximately 5,800 independent investment managers who use Schwab for custodial, trading, technology and other support services, including the more than 400 independent investment managers who participate in the Schwab AdvisorSource referral program. The Company is focused on enhancing the support services it offers to independent investment managers, including improvements to their business management and client service technology, as well as expanding the wealth management services and investment alternatives available to them and their clients. In 2001, Schwab established several new services to help independent investment managers manage and build their practices, including the Electronic Account Submission system, which allows independent investment managers to establish new client account numbers immediately upon request. In addition, Schwab introduced Managed Account Select, which enables independent investment managers to provide clients with access to pre-screened money managers under a simplified single-fee structure. During 2002, the Company expects to continue adding new support services for independent investment managers including Advisor Branded Web Services, which will build and maintain secure, customized Web sites using independent investment managers' own brands, as well as support account aggregation capabilities, supply access to a variety of research, and provide enhanced communication tools.

The Company's most affluent clients and their families may choose to utilize U.S. Trust's broad array of financial services, including investment and wealth management, trust, financial and estate planning and private banking, which includes mortgage, personal lending and deposit products. High net worth investors can receive referrals to U.S. Trust as part of AdvisorSource. In 2001, U.S. Trust introduced an enhanced Web site which provides clients with secure access to consolidated account information as well as updated equity pricing, proprietary research, and financial information from third-party providers. In 2002, the Company intends to continue leveraging U.S. Trust's highly personalized service model, research capabilities, trust and estate services, investment track record and reputation in wealth management services in providing affluent investors, as well as independent investment managers and their clients, with access to a broad array of wealth management services.

In order to more effectively refer affluent investors to the investment professionals who meet their needs and improve their overall referral experience, Schwab is redesigning its AdvisorSource program in 2002 to include new criteria for

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

participating investment managers and more involvement by Schwab branch specialists. This enhanced referral program will be renamed the Schwab Advisor Network.

Services for Active Traders : Schwab strives to deliver information, technology, service and pricing which meets the needs of active traders. For highly active traders, Schwab offers CyberTrader's integrated software-based trading platforms and other online trading systems which provide enhanced trade information and order execution. In 2001, CyberTrader upgraded its two direct-access trading platforms to include streaming news and remote trading, and enhanced its Web site to include an industry news center and CyberTrader U,™ which offers a variety of introductory and intermediate online classes. CyberTrader also introduced CyberTrader Direct,™ a software application that gives clients wireless access to CyberTrader's proprietary order-routing capabilities.

In addition to its existing Velocity™ desktop trading software available for active trader clients, Schwab began offering access to StreetSmart Pro in 2001, which leverages CyberTrader's trading technology and combines Nasdaq Level II quotes, real-time streaming news, unlimited watch lists and real-time, streaming, interactive charts with account management features, risk management tools, multi-channel access and dedicated personal support. StreetSmart Pro allows clients to execute their trades through SmartEx — Schwab's proprietary order-routing technology — without having to access another trading program. Through education initiatives such as the Branch Active Trader program, Schwab clients can receive training from specially qualified representatives on all of these advanced trading platforms. The Company expects to continue expanding its services for active traders and leveraging CyberTrader's technological skills to provide its actively trading clients with access to advanced technology.

Corporate Services : The Company also serves individuals through their workplace in a variety of ways. The Company provides 401(k) recordkeeping and other retirement plan services directly through a dedicated sales force, as well as indirectly through alliances with third-party administrators. In the direct channel, SchwabPlan, the Company's 401(k) retirement plan product, offers plan sponsors a wide array of investment options, participant education and servicing, trustee services, and participant-level recordkeeping. The Company has also created a bundled 401(k) plan designed specifically to meet the needs of 401(k) programs with as little as $2 million to $20 million in participant assets. Additionally, the Company offers stock option plan, stock purchase program and restricted stock services to companies, as well as trade execution and education services to their employees. These services include online tools such as the Schwab OptionCenter® and StockPlanCenter.® A new self-service tool to provide stock plan administrators with online access to real-time data and customized on-demand reporting is currently in pilot. During 2002, the Company intends to enhance its investing and advice services offered to individuals through employers, including employee retirement and option plan capabilities.

Banking and Other Financial Products : The Company is working to provide its clients with access to selected banking products that complement its existing asset and wealth management capabilities and facilitate the consolidation of household financial assets at Schwab. The Company expects to begin offering a broader array of cash management and credit products beginning in 2002. The Company anticipates filing an application to charter a new bank, which will be the platform for launching these new products. The Company intends for the first phase of its product expansion to be focused on building and launching checking and savings accounts products and consumer loans, including residential mortgage loans. As the Company makes progress in its development of banking and other financial products, it expects to provide a fully integrated client experience which combines cash, credit, and asset management capabilities, helping clients to gain greater control over, and more effectively manage, their personal finances.

Capital Markets : The Company provides its clients with quick and efficient access to the securities markets by offering trade execution services in Nasdaq, exchange-listed and other securities through its market maker and specialist operations; access to extended-hours trading through its participation in the REDIBook ECN LLC (REDIBook), an electronic communication network; and the ability to analyze and trade a variety of fixed income securities through Schwab's multi-channel delivery systems. During 2001, SCM expanded its automated order execution capabilities and established a securities market-making joint venture in the United Kingdom. Schwab also expanded its fixed income offering in 2001 by introducing Schwab CDSource, a service that enables clients to research and purchase certificates of deposits from a variety of FDIC-insured depository institutions, including U.S. Trust, entirely online. Management believes that the merger of REDIBook and

Archipelago ECN LLC — announced in 2001 and expected to close in the first quarter of 2002 after regulatory approvals — will provide Schwab's clients with access to an increased pool of liquidity. The Company intends to continue strengthening SCM's capabilities in the future through further automation, increased scale in its market-making business and expanded product offerings.

Services for Clients with Smaller Portfolios : The Company strives to provide high-quality service to committed investors with portfolios of all sizes. As part of its strategic priorities, the Company is focused on developing more value-added products and services for smaller portfolio investors, including advice that clients can use at their discretion and improved technology-enabled tools such as online asset allocation, investment research and retirement planning software. Other efforts underway include making it easier for clients to develop as investors with Schwab and find the appropriate service model for them over the long term, as well as creating incentives for clients to consolidate their financial relationships at Schwab. The Company also expects to continue serving a full spectrum of investors by pricing services appropriately based on resources utilized and by its ongoing work to combine people and technology in ways that enable clients to manage and administer their investments independently.

Capitalizing on and strengthening the Company's competitive advantages while pursuing its strategic priorities requires significant development spending and capital expenditures. In light of prevailing market conditions and uncertainty, management continues to believe that these ongoing investments are critical to increasing the Company's market share and achieving its long-term financial objectives, which include annual growth in revenues of 20%, an after-tax operating profit margin (as defined in Results of Operations — Financial Overview) of at least 12%, and a return on stockholders' equity of 20%.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report contains forward-looking statements that reflect management's beliefs, objectives and expectations as of the date hereof. These statements relate to, among other things, the Company's ability to carry out its plans for its U.S.-dollar-based international business, strengthen its brands through advertising, and achieve anticipated service expansions and branch office openings (see question-and-answer section with the Company's Co-Chief Executive Officers and the Schwab enterprises section); revenue growth, after-tax operating profit margin and return on stockholders' equity (see 11-Year Selected Financial and Operating Data and Description of Business — Business Strategy); the Company's ability to pursue its strategy of attracting and retaining client assets as well as achieve its strategic priorities, and the Company's ability to realize the expected benefits of the merger of REDIBook and Archipelago ECN LLC (see Description of Business — Business Strategy); the impact of the restructuring plan on the Company's results of operations (see Results of Operations — Financial Overview); sources of liquidity and capital (see Liquidity and Capital Resources — Liquidity and — Commitments); the impact of changes in management's estimates on the Company's results of operations (see Description of Business – Critical Accounting Policies); development spending (see Liquidity and Capital Resources — Development Spending); capital expenditures and capital structure (see Liquidity and Capital Resources — Cash Flows and Capital Resources); and contingent liabilities (see note "21 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements). Achievement of the expressed beliefs, objectives and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives and expectations described in these statements. Important factors that may cause such differences include, but are not limited to: the effect of client trading patterns on Company revenues and earnings; changes in revenues and profit margin due to cyclical securities markets and fluctuations in interest rates; the level and volatility of equity prices; a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices and trading volumes; changes in the rate of employee attrition; the Company's inability to attract and retain key personnel; the timing and impact of changes in the Company's level of investments in personnel, technology, or advertising; changes in technology; computer system failures and security breaches; the effects of competitors' pricing, product and service decisions and intensified competition; evolving legislation, regulation and changing industry practices adversely affecting the Company; adverse results of litigation; the inability to obtain external financing at acceptable rates; a significant decline in the real estate market, including the Company's ability to successfully sublease certain properties; risks associated with international

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

operations; and the impact of the September 11, 2001 terrorist attacks and their aftermath on the U.S. and world economies and the regulatory climate. Certain of these factors are discussed in greater detail in this Annual Report and in the Company's Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. The Company records trading revenues (i.e., commissions and principal transactions) and related expenses on a trade date basis. The Company records non-trading revenues (e.g., proprietary mutual fund and asset-based financial services fees, and interest on client-related balances) and related expenses when the revenues are earned. The majority of the Company's revenues, expenses, assets and liabilities are not based on significant estimates. Management regularly reviews the estimates and assumptions used in preparation of the Company's financial statements for reasonableness and adequacy. Certain of the Company's accounting policies that involve a higher degree of judgment and complexity are discussed below.

Valuation of Long-Lived Assets, including Goodwill : The Company accounts for business combinations in accordance with Statement of Financial Accounting Standards (SFAS) No. 141 — Business Combinations. This statement requires management to allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The cost of an acquired entity in excess of the fair value of the related net assets is recognized as goodwill. Goodwill and other long-lived assets including other intangibles, equipment, office facilities and property, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company assesses the recoverability of goodwill and other long-lived assets using expected undiscounted future cash flows. These assets are considered impaired when the expected undiscounted future cash flow is less than the carrying amount. The Company is required to adopt SFAS No. 142 — Goodwill and Other Intangible Assets effective on January 1, 2002. This statement requires that goodwill and certain intangible assets with an indefinite useful life not be amortized. SFAS No. 142 also requires that goodwill and certain intangible assets be tested for impairment at least annually under new criteria. The new criteria require management to estimate the fair value of the Company's reporting units (generally defined as businesses for which financial information is available and reviewed regularly by management), as well as allocate the carrying value of the assets and liabilities, including goodwill associated with those reporting units. In accordance with the provisions of SFAS No. 142, the Company intends to complete the analyses and implementation during the first half of 2002. Accordingly, the Company is currently evaluating the impact of this statement on its financial position, results of operations, earnings per share and cash flows.

Pension and Other Postretirement Benefits : Under U.S. Trust's trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates — years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets — which are made by management with recommendations by actuaries. In addition to the years of employee service, rate of increase in salary and discount rate, U.S. Trust's postretirement medical and life insurance benefit obligation is based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capita cost of health care benefits. The Company does not have any other pension or other postretirement benefit obligations subject to such estimates.

Software Development Costs : The Company capitalizes software and certain costs incurred for developing software for internal use under Statement of Position 98-1 — Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs directly related to the development of the software incurred in the application development stage are capitalized based on an estimate of the portion of a project's total costs that relate to the application development stage. This estimated percentage is based on the Company's historical computer software project spending and is reviewed periodically by management for reasonableness.

Reserves : Certain of the Company's reserves are based on significant estimates. The Company uses historical information and the probability of ultimate legal outcomes in determining its contingent liability reserve related to litigation. Additionally, a portion of the reserves under the Company's restructuring plan are based on assumptions, including the Company's ability to successfully sublease certain real estate properties. Further, the Company's reserves for credit losses on banking loans and receivables from brokerage clients are reviewed regularly by

management, taking into consideration current economic conditions, the composition of those portfolios, past loss experience, risks inherent in the portfolios and unsecured receivables.

For further information on the Company's accounting policies, see note "2 — Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Financial Overview

The Company's 2001 financial performance was significantly affected by declines in client trading activity, the change to decimal pricing in the Company's market-making activities and lower client margin loan balances. In the difficult market environment that prevailed during 2001, daily average revenue trades decreased 34% from the record level in 2000 and average revenue per share traded in the Capital Markets segment decreased 56% from 2000. As a result of these two factors, the Company's trading revenues in 2001 decreased 44% from 2000.

Average margin loans to clients decreased 42% from 2000 which greatly contributed to the 25% decline in interest revenue, net of interest expense (referred to as net interest revenue), from 2000. Because the decline in net interest revenue more than offset a 6% increase in asset management and administration fees, the Company's non-trading revenues decreased 6% from 2000.

Despite declines of 21% and 13% in the Nasdaq Composite and Standard & Poor's 500 indices in 2001, respectively, assets in client accounts totaled $845.9 billion at December 31, 2001, down $25.8 billion, or 3%, from December 31, 2000. This decrease resulted from net market losses of $99.4 billion, partially offset by net new assets of $73.6 billion.

In 2001, the Company initiated a restructuring plan (the Plan) to reduce operating expenses due to continued economic uncertainties and difficult market conditions. The Plan included a workforce reduction, a reduction in operating facilities, the removal of certain systems hardware, software and equipment from service, and the withdrawal from certain international operations. The Plan realigned the Company's workforce, facilities and systems capacity with the current market environment and the Company's strategic priorities, allowing the Company to improve financial performance while continuing to maintain appropriate capacity, provide high-quality client service, and sustain essential investments in the Company's future.

The Company recorded pre-tax charges for restructuring costs of $391 million in 2001. There were no such charges in 2000 or 1999. A summary of pre-tax restructuring charges is as follows:

	2001
Workforce reduction	$187
Facilities reduction	141
Systems removal	63
Total restructuring charges	$391[1]

(1) Includes charges of $175 million recognized in the fourth quarter of 2001, of which $31 million related to the Company's international restructuring initiatives.

The Company expects to recognize approximately $20 million to $25 million in additional estimated restructuring charges during the first quarter of 2002 as it completes the Plan. The actual costs of the Plan could be greater than the Company's estimates, depending primarily on the Company's ability to successfully sublease certain properties.

The following table illustrates the savings in pre-tax operating expenses directly attributable to the Plan during 2001 and the estimated future quarterly savings. Overall changes in these and other operating expenses from period to period have been, and may continue to be, affected by management decisions outside of the Plan.

	2001			Estimated Future Quarterly Savings
	Third Quarter	Fourth Quarter	Total	
Compensation and benefits	$28	$70	$ 98	$ 90
Occupancy and equipment	6	14	20	18
Depreciation and amortization	1	1	2	2
Total	$35	$85	$120	$110

For further information on the Plan, see note "3 — Restructuring and Other Charges" in the Notes to Consolidated Financial Statements.

The Company recorded other pre-tax charges of $28 million in 2001. These charges include a regulatory fine assessed to USTC and its subsidiary, United States Trust Company of New York (U.S. Trust NY), professional service fees for operational and risk management remediation at USTC and U.S. Trust NY, and the write-off of certain software development costs at CSE. There were no such charges in 2000 or 1999.

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

Total expenses excluding interest during 2001 were $4.2 billion, down $339 million or 7% from 2000. Excluding the non-operating charges as detailed in the following table, expenses during 2001 were $3.7 billion, down $720 million, or 16%, from $4.4 billion during 2000. The Company implemented a number of expense reduction measures, including its restructuring plan, to reduce operating expenses in light of prevailing market conditions. As a result of these expense reduction measures and a substantial decline in bonuses, most expense categories in 2001 decreased when compared to 2000.

In June 2001, USTC sold its Corporate Trust business to The Bank of New York Company, Inc. (Bank of NY). The Company recognized a pre-tax extraordinary gain of $221 million on this sale, or $121 million after tax. Total proceeds received were $273 million and the Company incurred pre-tax closing and exit costs of $30 million for severance, professional fees and other related disposal costs. As part of the sale agreement, up to $22 million of the sale proceeds may be returned to Bank of NY if certain client retention requirements are not met. This amount has been deferred and the appropriate amount will be recognized in earnings based upon actual client retention. The Company expects to recognize all of the remaining sales proceeds in income in the first quarter of 2002.

In evaluating the Company's financial performance, management uses adjusted operating income, which excludes non-operating items as detailed in the following table. The Company's after-tax operating income for 2001 was $407 million, down 52% from 2000, and its after-tax operating profit margin for 2001 was 9.4%, down from 14.7% for 2000. A reconciliation of the Company's operating income to net income is shown in the following table:

	2001	2000	Percent Change
Operating income, after tax	**$ 407**	$ 849	(52%)
Non-operating items:			
Extraordinary gain[1]	**221**		
Other income[2]	**26**		
Restructuring charges[3]	**(391)**		
Other charges[4]	**(28)**		
Merger- and acquisition-related charges[5]	**(119)**	(157)	(24)
Total non-operating items	**(291)**	(157)	85
Tax effect	**83**	26	n/m
Total non-operating items, after tax	**(208)**	(131)	59
Net income	**$ 199**	$ 718	(72%)

(1) The Company recorded an extraordinary gain, net of closing and exit costs, from the sale of USTC's Corporate Trust business to the Bank of NY.
(2) Primarily consists of a gain recorded on the sale of an investment.
(3) The restructuring plan primarily includes a workforce reduction, a reduction in operating facilities, and the removal of certain systems hardware, software and equipment from service.
(4) Other charges primarily include a regulatory fine assessed to USTC and U.S. Trust NY and professional service fees for operational and risk management remediation at USTC and U.S. Trust NY, and the write-off of certain software development costs at CSE.
(5) Includes professional fees, change-in-control and retention program compensation, and other expenses related to the merger with USTC, and goodwill and intangible asset amortization and retention program compensation related to the acquisition of CyberTrader.
n/m Not meaningful

The Company's operating income before taxes for 2001 was $647 million, down $741 million, or 53%, from 2000 due to decreases of $589 million, or 71%, in the Individual Investor segment, $18 million, or 6%, in the Institutional Investor segment, $88 million, or 83%, in the Capital Markets segment and $46 million, or 29%, in the U.S. Trust segment. These decreases were primarily due to lower levels of trading activity, lower levels of margin loans to clients, lower average revenue per share traded in the Capital Markets segment, and higher costs primarily related to repatriation of U.S. Trust's systems to the Company.

The Company's net income for 2001 was $199 million, or $.14 per share, down 72% from $718 million, or $.51 per share, for 2000. The Company's after-tax profit margin for 2001 was 4.6%, down from 12.4% for 2000.

Return on stockholders' equity was 5% for 2001, compared to 21% in 2000. The decrease was primarily due to the decline in earnings as discussed above, as well as a 23% increase in average stockholders' equity from 2000.

Certain reclassifications have been made to prior year amounts to conform to the current presentation. All references to earnings per share information in this Annual Report reflect diluted earnings per share unless otherwise noted.

REVENUES

Revenues declined $1.4 billion, or 25%, to $4.4 billion in 2001, mainly due to a 41% decrease in commission revenues, a 55% decrease in principal transaction revenues, and a 25% decrease in net interest revenue. These declines were slightly offset by a 6% increase in asset management and administration fees and a 34% increase in other revenues. As trading volumes decreased significantly during 2001, non-trading revenues represented 63% of total revenues, up from 51% of total revenues for 2000 and 47% for 1999 as shown in the following table.

Composition of Revenues	**2001**	2000	1999
Commissions	**31%**	39%	42%
Principal transactions	**6**	10	11
Total trading revenues	**37**	49	53
Asset management and administration fees	**38**	27	27
Net interest revenue	**21**	21	18
Other	**4**	3	2
Total non-trading revenues	**63**	51	47
Total	**100%**	100%	100%

While the Individual Investor and Institutional Investor segments generate both trading and non-trading revenues, the Capital Markets segment generates primarily trading revenues and the U.S. Trust segment generates primarily non-trading revenues. The $1.4 billion decline in revenues from 2000 was due to decreases in revenues of $1.1 billion, or 31%, in the Individual Investor segment, $17 million, or 2%, in the Institutional Investor segment and $329 million, or 51%, in the Capital Markets segment. These decreases were slightly offset by increases of $11 million, or 2%, in the U.S. Trust segment and $26 million in non-operating revenues consisting primarily of a gain on the sale of an investment. See note "23 — Segment Information" in the Notes to Consolidated Financial Statements for financial information by segment for the last three years.



Revenues by Segment
IN BILLIONS
$4.5
$5.8
$4.4
INDIVIDUAL INVESTOR
INSTITUTIONAL INVESTOR
CAPITAL MARKETS
U.S. TRUST
99
00
01

Asset Management and Administration Fees

Asset management and administration fees include mutual fund service fees, as well as fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund service fees for recordkeeping and shareholder services provided to third-party funds, and for transfer agent services, shareholder services, administration and investment management provided to its proprietary funds. These fees are based upon the daily balances of client assets invested in third-party funds and upon the average daily net assets of the Company's proprietary funds. Mutual fund service fees are earned primarily through the Individual Investor and Institutional Investor segments. The Company also earns asset management and administration fees for financial services, including investment management and consulting, trust and fiduciary services, financial and estate planning, and private banking services, provided to individual and institutional clients. These fees are primarily based on the value and composition of assets under management and are earned primarily through the U.S. Trust, Individual Investor and Institutional Investor segments.

Asset management and administration fees were $1.7 billion in 2001, compared to $1.6 billion in 2000 and $1.2 billion in 1999, as shown in the following table:

Asset Management and Administration Fees	2001	2000	1999
Mutual fund service fees:			
Proprietary funds (SchwabFunds and Excelsior)	$ 818	$ 673	$ 542
Mutual Fund OneSource	282	331	227
Other	41	35	19
Asset management and related services	534	544	432
Total	$1,675	$1,583	$1,220

The increase from 2000 to 2001 was primarily due to a significant increase in client assets in the Company's proprietary funds, partially offset by a decrease in client assets in Schwab's Mutual Fund OneSource. The increase from 1999 to 2000 was primarily due to a significant increase in client assets in Schwab's proprietary funds, an increase in client assets in Schwab's Mutual Fund OneSource and an increase in U.S. Trust's client assets.

The Company's proprietary funds include money market funds, equity index funds, bond funds, asset allocation funds, funds that primarily invest in stock, bond and money market funds, and actively-managed equity funds. Schwab clients may elect to have cash balances in their brokerage accounts automatically invested in certain SchwabFunds money market funds. Client assets invested in the SchwabFunds were $148.0 billion, $127.2 billion and $107.9 billion at the end of 2001, 2000 and 1999, respectively.

At December 31, 2001, Schwab's Mutual Fund OneSource service enabled clients to trade 1,079 mutual funds in 240 fund families without incurring transaction fees. The service allows investors to access multiple mutual fund companies, avoid brokerage transaction fees, and achieve investment diversity among fund families. In addition, investors' recordkeeping and investment monitoring are simplified through one consolidated statement. Client assets invested in third-party funds that have been purchased through the Mutual Fund OneSource service were $87.0 billion, $98.3 billion and $101.0 billion at the end of 2001, 2000 and 1999, respectively.

Further, U.S. Trust's client assets were $124.0 billion, $130.4 billion and $120.8 billion at the end of 2001, 2000 and 1999, respectively.

Commissions

The Company earns commission revenues by executing client trades primarily through the Individual Investor and Institutional Investor segments. These revenues are affected by the number of client accounts that trade, the average number of commission-generating trades per account, and the average commission per trade. Commission revenues were $1.4 billion in 2001, compared to $2.3 billion in 2000 and $1.9 billion in 1999.

The Company's client trading activity is shown in the following table (in thousands):

Daily Average Trades	2001	2000	1999
Revenue Trades			
Online	133.5	204.1	119.1
TeleBroker® and Schwab by Phone	7.5	8.2	8.5
Regional client telephone service centers, branch offices and other	18.7	29.7	35.5
Total	159.7	242.0	163.1
Mutual Fund OneSource Trades			
Online	37.0	36.8	23.3
TeleBroker and Schwab by Phone	.5	1.0	1.0
Regional client telephone service centers, branch offices and other	16.5	20.3	21.3
Total	54.0	58.1	45.6
Total Daily Average Trades			
Online	170.5	240.9	142.4
TeleBroker and Schwab by Phone	8.0	9.2	9.5
Regional client telephone service centers, branch offices and other	35.2	50.0	56.8
Total	213.7	300.1	208.7

As illustrated in the following table, the total number of client revenue trades executed by the Company decreased 35% in 2001 as both the number of client accounts that traded and the average number of trades per account have declined. Average commission per revenue trade decreased 6% from 2000 to 2001, mainly due to reduced pricing for online equity trades placed by more actively trading investors, as well as reduced pricing of equity trades made through automated telephone channels to align them with online pricing. Average commission per revenue trade decreased 18% from 1999 to 2000, mainly due to reduced pricing for online equity trades placed by more actively trading investors and the impact of CyberTrader's lower pricing. In 2000, the increase in trading

activity more than offset the effect of lower average commission per revenue trade. However, in 2001 both trading activity and average commissions per revenue trade declined.

Commissions Earned on Client Revenue Trades	2001	2000	1999
Client accounts that traded during the year (in thousands)	**3,028**	3,787	3,349
Average client revenue trades per account	**13.1**	16.1	12.3
Total revenue trades (in thousands)	**39,625**	60,972	41,116
Average commission per revenue trade	**$35.02**	$37.38	$45.55
Commissions earned on client revenue trades[1]	**$1,388**	$2,279	$1,873

(1) Includes certain non-commission revenues relating to the execution of client trades. Excludes commissions on trades relating to specialist operations and U.S. Trust commissions on trades.

Net Interest Revenue

Net interest revenue is the difference between interest earned on assets (mainly margin loans to clients, investments required to be segregated for clients, securities available for sale and private banking loans) and interest paid on liabilities (mainly brokerage client cash balances and banking deposits). Net interest revenue is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and hedging strategies.

Most of the Company's net interest revenue is earned through the Individual Investor, Institutional Investor and U.S. Trust segments. In clearing its clients' trades, Schwab holds cash balances payable to clients. In most cases, Schwab pays its clients interest on cash balances awaiting investment, and may invest these funds and earn interest revenue. Schwab also may lend funds to clients on a secured basis to purchase qualified securities — a practice commonly known as "margin lending." Pursuant to Securities and Exchange Commission (SEC) regulations, client cash balances that are not used for margin lending are generally segregated into an investment account that is maintained for the exclusive benefit of clients.

When investing segregated client cash balances, Schwab must adhere to SEC regulations that restrict investments to U.S. government securities, participation certificates and mortgage-backed securities guaranteed by the Government National Mortgage Association, certificates of deposit issued by U.S. banks and thrifts, and resale agreements collateralized by qualified securities. Schwab's policies for credit quality and maximum maturity requirements are more restrictive than these SEC regulations. In each of the last three years, resale agreements accounted for over 80% of Schwab's investments of segregated client cash balances. The average maturities of Schwab's total investments of segregated client cash balances were 66 days for 2001, 59 days for 2000 and 62 days for 1999. U.S. Trust lends funds to its private banking clients primarily in the form of mortgage loans. These loans are largely funded by interest-bearing deposits from banking clients.

Net interest revenue was $929 million in 2001, compared to $1.2 billion in 2000 and $820 million in 1999, as shown in the following table:

	2001	2000	1999
Interest Revenue:			
Margin loans to clients	**$ 832**	$1,772	$ 983
Investments, client-related	**555**	338	404
Private banking loans	**240**	219	175
Securities available for sale	**79**	69	57
Other	**151**	191	99
Total	**1,857**	2,589	1,718
Interest Expense:			
Brokerage client cash balances	**696**	1,076	701
Deposits from banking clients	**128**	155	117
Long-term debt	**55**	55	33
Short-term borrowings	**27**	20	8
Stock-lending activities	**17**	40	32
Other	**5**	6	7
Total	**928**	1,352	898
Net interest revenue	**$ 929**	$1,237	$ 820

The Company's interest-earning assets are financed primarily by interest-bearing brokerage client cash balances and banking deposits. Other funding sources include noninterest-bearing brokerage client cash balances, proceeds from stock-lending activities, short-term borrowings and long-term debt, and stockholders' equity. Client-related daily average balances,

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

interest rates, and average net interest spread are summarized as follows:

	2001	2000	1999
Interest-Earning Assets (client-related and other):			
Investments (client-related):			
Average balance outstanding	$14,198	$ 6,170	$ 8,555
Average interest rate	3.91%	5.48%	4.72%
Margin loans to clients:			
Average balance outstanding	$11,432	$19,764	$13,172
Average interest rate	7.28%	8.96%	7.46%
Private banking loans:			
Average balance outstanding	$ 3,469	$ 2,867	$ 2,404
Average interest rate	6.91%	7.65%	7.26%
Securities available for sale:			
Average balance outstanding	$ 1,317	$ 1,133	$ 997
Average interest rate	5.98%	6.08%	5.75%
Average yield on interest-earning assets	5.61%	8.01%	6.44%
Funding Sources (client-related and other):			
Interest-bearing brokerage client cash balances:			
Average balance outstanding	$22,295	$20,961	$17,344
Average interest rate	3.12%	5.14%	4.04%
Interest-bearing banking deposits:			
Average balance outstanding	$ 3,365	$ 3,071	$ 2,779
Average interest rate	3.80%	5.05%	4.23%
Other interest-bearing sources:			
Average balance outstanding	$ 1,117	$ 1,831	$ 1,510
Average interest rate	3.99%	4.53%	3.85%
Average noninterest-bearing portion	$ 3,639	$ 4,071	$ 3,495
Average interest rate on funding sources	2.85%	4.39%	3.49%
Summary:			
Average yield on interest-earning assets	5.61%	8.01%	6.44%
Average interest rate on funding sources	2.85%	4.39%	3.49%
Average net interest spread	2.76%	3.62%	2.95%

The decrease in net interest revenue from 2000 to 2001 was primarily due to lower levels of, and lower rates received on, margin loans to clients, partially offset by higher average balances of client-related investments and lower rates paid on brokerage client cash balances. After reaching a peak of $22.3 billion in April 2000, margin loans to clients declined to $15.8 billion at December 31, 2000 along with the decline in equity valuations in the securities markets. The increase in net interest revenue from 1999 to 2000 was also due to an increase in the average rate on margin loans to clients, which was partially offset by an increase in the average rate on brokerage client cash balances.

Since the Company establishes the rates paid on brokerage client cash balances and certain banking deposits and the rates charged on margin and private banking loans, a substantial portion of its net interest spread is managed by the Company. However, the spread is influenced by external factors such as the interest rate environment and competition. The Company's average net interest spread decreased from 2000 to 2001 as the average yield on interest-earning assets, primarily margin loans to clients, declined more than the decline in average interest rate on funding sources. The Company's average net interest spread increased from 1999 to 2000 as the average yield on interest-earning assets, primarily margin loans to clients, increased more than the increase in average interest rate on funding sources.

Principal Transactions

Principal transaction revenues are primarily comprised of net gains from market-making activities in Nasdaq and other securities effected through the Capital Markets segment. Factors that influence principal transaction revenues include the volume of client trades, market price volatility, average revenue per share traded and changes in regulations and industry practices. As a market maker in Nasdaq and other securities, SCM generally executes client trades as principal. While substantially all Nasdaq security trades originated by the clients of Schwab are directed to SCM, a substantial portion of SCM's trading volume comes from parties other than Schwab. Orders handled by SCM represented approximately 4% and 7% of the total shares traded on Nasdaq in 2001 and 2000, respectively.[b]

Principal transaction revenues were $255 million in 2001, compared to $570 million in 2000 and $500 million in 1999. The decrease from 2000 to 2001 was primarily due to the change to decimal pricing which was fully implemented by April 2001, and lower share volume handled by SCM. The increase from 1999 to 2000 was primarily due to a significant increase in share volume handled by SCM, partially offset by lower average revenue per share traded. SCM's average revenue per share traded decreased from 2.8¢ in 1999 to 1.8¢

(b) Source: The Nasdaq Stock Market, Inc.

in 2000 primarily due to market conditions. Additionally, SCM's average revenue per share traded decreased from 1.8¢ in 2000 to .8¢ in 2001 primarily due to the change to decimal pricing as well as market conditions.

Principal transaction revenues also include revenues relating to Schwab's specialist operations and to client trading of fixed income securities. These amounts totaled $51 million in 2001, $84 million in 2000 and $67 million in 1999.

Other Revenues

Other revenues include fees for services, such as payments received by Schwab for order flow, net gains and losses on certain investments, software maintenance and account service fees. Other revenues are earned primarily through the Individual Investor, Institutional Investor and U.S. Trust segments. These revenues were $139 million in 2001, compared to $104 million in 2000 and $71 million in 1999. The increase from 2000 to 2001 was primarily due to gains recorded on sales of investments. The increase from 1999 to 2000 was due to higher levels of client activity-related revenues and financial services fees, as well as a higher volume of payment for order flow.

EXPENSES EXCLUDING INTEREST

Total expenses excluding interest declined $339 million, or 7%, in 2001. Total expenses excluding non-operating charges declined $720 million, or 16%, in 2001. The Company's initiatives under its restructuring plan and other expense reduction measures resulted in decreases in most expense categories during 2001 when compared to 2000. Increases in 2001 in occupancy and equipment expense and depreciation and amortization expense were due to the Company's continued investment in technology and facilities during 2000.

Expenses Excluding Interest as a Percentage of Revenues	**2001**	2000	1999
Compensation and benefits	43%	42%	42%
Other compensation — merger retention programs	1	1	
Occupancy and equipment	11	7	7
Communications	8	6	6
Depreciation and amortization	8	4	4
Advertising and market development	6	6	6
Professional services	4	4	4
Commissions, clearance and floor brokerage	2	2	2
Goodwill amortization	2	1	
Merger-related		1	
Restructuring and other charges	10		
Other	2	5	5
Total	97%	79%	76%

Compensation and Benefits

Compensation and benefits expense includes salaries and wages, variable compensation, and related employee benefits and taxes. Employees receive variable compensation that is tied to the achievement of specified objectives relating primarily to revenue growth, profit margin and growth in client assets. Therefore, a significant portion of compensation and benefits expense will fluctuate with these measures.

Compensation and benefits expense was $1.9 billion in 2001, down 22% from 2000 and unchanged from 1999. The decrease from 2000 to 2001 was primarily due to a substantial decline in variable compensation expense resulting from the Company's financial performance, as well as a reduction in full-time equivalent employees. The increase from 1999 to 2000 was primarily due to a greater number of employees. The following

table shows a comparison of certain compensation and benefits components and employee data (in thousands):

	2001	2000	1999
Variable compensation as a % of compensation and benefits expense	11%	28%	30%
Compensation for temporary employees, contractors and overtime hours as a % of compensation and benefits expense	6%	9%	11%
Full-time equivalent employees[1] (at year end)	19.6	26.3	20.1
Revenues per average full-time equivalent employee	$192	$239	$249

(1) Includes full-time, part-time and temporary employees, and persons employed on a contract basis.

The Company encourages and provides for employee ownership of the Company's common stock through its qualified retirement plan, its stock incentive plans and its automatic investment plan. The Company's overall compensation structure is intended to attract, retain and reward highly qualified employees, and to align the interests of employees with those of stockholders. To further this alignment, the Company granted to all non-officer employees 26 million, 11 million and 6 million stock options in 2001, 2000 and 1999, respectively. (Stock options granted in 1999 were granted prior to the merger with USTC and therefore did not include U.S. Trust employees.)

At December 31, 2001, directors, management and employees, and their respective families, trusts and foundations, owned, including stock held for employees' benefit in the Company's retirement plan, approximately 28% of the Company's outstanding common stock. In addition, directors, management and employees held options to purchase common stock in an amount equal to approximately 11% of the Company's outstanding common stock at December 31, 2001.

Other Compensation — Merger Retention Programs

Other compensation — merger retention programs consists of retention programs established for U.S. Trust and CyberTrader employees, under which the employees will receive cash compensation, contingent upon continued employment for the two-year periods ending May 31, 2002 and March 1, 2002, respectively. The aggregate cost of the U.S. Trust and CyberTrader retention programs is approximately $119 million and is being amortized over the programs' respective two-year periods. The combined expense for the programs was $56 million in 2001 and $39 million in 2000. The increase from 2000 to 2001 was due to the fact that the retention programs were in place for the full year, partially offset by employees who have left U.S. Trust and CyberTrader. At December 31, 2001, the remaining estimated expense under these merger retention programs was $24 million, which the Company plans to record in the first half of 2002.

Occupancy and Equipment

Occupancy and equipment expense includes the costs of leasing and maintaining the Company's office space, five regional client telephone service centers, two online client support centers, two primary data centers, 395 Schwab domestic branch offices and 34 U.S. Trust offices. It also includes lease and rental expenses for computer and other equipment. Occupancy and equipment expense was $490 million in 2001, compared to $415 million in 2000 and $307 million in 1999. This trend reflects the Company's growth and expansion in 1999 and 2000, and its commitment to client service and investment in technology. Schwab opened 22 new domestic branch offices in 2001, 44 in 2000 and 49 in 1999. U.S. Trust opened 3 new offices in both 2001 and 2000, and 4 in 1999. The Company opened its fifth regional client telephone service center in 2000. The increases in occupancy and equipment expense from 1999 to 2001 also reflect higher lease and maintenance expenses for information technology equipment.

Communications

Communications expense includes telephone, postage and printing, and news and quotation costs. This expense was $339 million in 2001, compared to $353 million in 2000 and $279 million in 1999. The decrease from 2000 to 2001 was primarily due to lower client trading volumes and the Company's expense reduction measures, partially offset by increased client use of automated telephonic and online channel news, quotation and information services. The increase from 1999 to 2000 primarily resulted from higher client trading volumes, higher postage and printing costs in connection with the growth in client accounts, and increased client use of automated telephonic and online channel news, quotation and information services.

Depreciation and Amortization

Depreciation and amortization includes expenses relating to equipment and office facilities, capitalized software, leasehold improvements, property and other intangibles. This expense was $338 million in 2001, compared to $255 million in 2000 and $169 million in 1999. The increases from 1999 to 2001 were primarily due to increased amortization of internally-developed software, information technology equipment acquired in 2000 and 1999, and leasehold improvements for new branches and expanded office space. Amortization expense related to intangible assets was $11 million in 2001, compared to $10 million in 2000 and $2 million in 1999. The increase from 1999 to 2000 was primarily due to intangible assets (excluding goodwill) related to the acquisition of CyberTrader.

Advertising and Market Development

Advertising and market development expense includes media, print and direct mail advertising expenses, and related production, printing and postage costs. This expense was $246 million in 2001, compared to $332 million in 2000 and $248 million in 1999. The decrease from 2000 to 2001 was primarily a result of reductions, as part of the Company's expense reduction measures, in brand-focused television and print media spending. The increase from 1999 to 2000 was primarily a result of the Company's increased brand-focused television and print media spending.

Professional Services

Professional services expense includes fees paid to consultants engaged to support product, service and information technology projects, as well as legal and accounting fees, but excludes all merger-related professional fees. This expense was $193 million in 2001, compared to $255 million in 2000 and $184 million in 1999. The decrease from 2000 to 2001 was primarily due to the Company's expense reduction measures. The increase from 1999 to 2000 was primarily due to higher levels of consulting fees in several areas, including new and expanded products and services, information technology projects, and capacity expansion.

Commissions, Clearance and Floor Brokerage

Commissions, clearance and floor brokerage expense includes fees paid to stock and option exchanges for trade executions, fees paid by SCM to broker-dealers for orders received for execution, and fees paid to clearing entities for trade processing. This expense was $92 million in 2001, compared to $138 million in 2000 and $100 million in 1999. The decrease from 2000 to 2001 was primarily due to a decrease in trading volume processed by SCM and Schwab. The increase from 1999 to 2000 was primarily due to an increase in trading volume processed by SCM and Schwab.

Goodwill Amortization

Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition and is amortized on a straight-line basis. Goodwill amortization expense was $66 million in 2001, compared to $53 million in 2000 and $12 million in 1999. The increases from 1999 to 2001 were primarily due to goodwill related to the acquisition of CyberTrader.

Merger-related

Merger-related expense includes professional fees, change-in-control related compensation expense and other expenses relating to the merger with USTC. This expense was $69 million in 2000. There were no such expenses in 2001 or 1999.

Other Expenses

Other expenses include trading volume-related regulatory expenses, travel and entertainment, trade-related errors, and other miscellaneous expenses. These other expenses were $104 million in 2001, compared to $234 million in 2000 and $200 million in 1999. The decrease from 2000 to 2001 was primarily due to lower levels of trade-related errors, travel and related costs, and trading volume-related regulatory expenses. The increase from 1999 to 2000 was primarily due to higher levels of travel and related costs and trading volume-related regulatory expenses.

Taxes on Income

The Company's effective income tax rate was 44.1% in 2001, 41.7% in 2000, and 39.4% in 1999. The increase from 2000 to 2001 was primarily due to the greater impact of goodwill amortization, which is non-deductible for tax purposes, as a percentage of income before taxes on income. The increase from 1999 to 2000 was primarily due to charges, which are non-deductible

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

for tax purposes, for certain professional costs related to the merger with USTC as well as goodwill amortization primarily related to the acquisition of CyberTrader.

LIQUIDITY AND CAPITAL RESOURCES

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under the Bank Holding Company Act of 1956, as amended (the Act). CSC conducts virtually all business through its wholly owned subsidiaries. The capital structure among CSC and its subsidiaries is designed to provide each entity with capital and liquidity consistent with its operations. See note "20 — Regulatory Requirements" in the Notes to Consolidated Financial Statements.

Liquidity

CSC : CSC's liquidity needs are generally met through cash generated by its subsidiaries, as well as cash provided by external financing. As discussed below, Schwab, CSC's depository institution subsidiaries and SCM are subject to regulatory requirements that may restrict them from certain transactions with CSC. Management believes that funds generated by the operations of CSC's subsidiaries will continue to be the primary funding source in meeting CSC's liquidity needs, meeting CSC's depository institution subsidiaries' capital guidelines and maintaining Schwab's and SCM's net capital. Based on their respective regulatory capital ratios at December 31, 2001 and 2000, the Company and its depository institution subsidiaries are considered well capitalized.

CSC has liquidity needs that arise from its issued and outstanding $679 million Senior Medium-Term Notes, Series A (Medium-Term Notes), as well as from the funding of cash dividends, acquisitions and other investments. The Medium-Term Notes have maturities ranging from 2002 to 2010 and fixed interest rates ranging from 6.04% to 8.05% with interest payable semiannually. The Medium-Term Notes are rated A2 by Moody's Investors Service, A by Standard & Poor's Ratings Group and A+ by Fitch IBCA, Inc.

CSC has a prospectus supplement on file with the SEC enabling CSC to issue up to $750 million in Senior or Senior Subordinated Medium-Term Notes, Series A. At December 31, 2001, all of these notes remained unissued.

CSC has authorization from its Board of Directors to issue up to $1.2 billion in commercial paper. At December 31, 2001, no commercial paper has been issued. CSC's ratings for these short-term borrowings are P-1 by Moody's Investors Service and A-1 by Standard & Poor's Ratings Group.

CSC maintains a $1.2 billion committed, unsecured credit facility with a group of twenty-three banks which is scheduled to expire in June 2002. CSC plans to establish a similar facility to replace this one when it expires. Any issuances under CSC's commercial paper program (see above) will reduce the amount available under this facility. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of tangible net worth, and Schwab and SCM to maintain specified levels of net capital, as defined. Management believes that these restrictions will not have a material effect on its ability to meet foreseeable dividend or funding requirements. This facility was unused in 2001.

CSC also has direct access to $665 million of the $845 million uncommitted, unsecured bank credit lines, provided by seven banks, that are primarily utilized by Schwab to manage short-term liquidity. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab, while the credit line provided by another one of these banks includes a sub-limit on credit available to CSC. These lines were not used by CSC in 2001.

During 2001, the Company began occupying and making lease payments on a newly renovated office building. The lease for the building was arranged by working with a bank to create an unconsolidated special purpose trust (Trust). The Trust, through an agent, raised the $245 million needed to acquire and renovate the building by issuing long-term debt ($235 million) and raising equity capital ($10 million). The Company's lease payments to the Trust vary with fluctuations in interest rates and are structured to cover the interest on the debt obligations and a specified return on the equity. This financing arrangement, known as a synthetic lease, enables the Company to acquire office space at attractive rates; it is, however, more complex than standard lease structures. For example, upon the expiration of the lease in June 2005, the Company may renew the lease for an additional five years subject to certain approvals and conditions, or arrange a sale of the office building to a third party. The Company also has an option to purchase the office building for $245 million at any time after June 18, 2003. The Company has provided the Trust with a

residual value guarantee, which means that if the building is sold to a third party the Company is responsible for making up any shortfall between the actual sales price and the $245 million funded by the Trust, up to a maximum of $202 million. The Company has recently obtained a preliminary appraisal of $200 million for the estimated value of the building at the end of the lease term. The shortfall in estimated value below $245 million will be recorded as expense using the straight-line method over the remaining term of the lease.

Schwab : Most of Schwab's assets are liquid, consisting primarily of short-term (i.e., less than 90 days) investment-grade, interest-earning investments (the majority of which are segregated for the exclusive benefit of clients pursuant to regulatory requirements), receivables from brokerage clients, and receivables from brokers, dealers and clearing organizations. Client margin loans are demand loan obligations secured by readily marketable securities. Receivables from and payables to brokers, dealers and clearing organizations primarily represent current open transactions, which usually settle, or can be closed out, within a few business days.

Liquidity needs relating to client trading and margin borrowing activities are met primarily through cash balances in brokerage client accounts, which were $25.0 billion, $25.2 billion and $23.0 billion at December 31, 2001, 2000 and 1999, respectively. Management believes that brokerage client cash balances and operating earnings will continue to be the primary sources of liquidity for Schwab in the future.

Schwab is subject to regulatory requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. These regulations prohibit Schwab from repaying subordinated borrowings to CSC, paying cash dividends, or making unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement of $1 million. At December 31, 2001, Schwab's net capital was $1.2 billion (12% of aggregate debit balances), which was $968 million in excess of its minimum required net capital and $673 million in excess of 5% of aggregate debit balances. Schwab has historically targeted net capital to be 10% of its aggregate debit balances, which primarily consist of client margin loans.

To manage Schwab's regulatory capital position, CSC provides Schwab with a $1.4 billion subordinated revolving credit facility maturing in September 2003, of which $220 million was outstanding at December 31, 2001. At year end, Schwab also had outstanding $25 million in fixed-rate subordinated term loans from CSC maturing in 2003. Borrowings under these subordinated lending arrangements qualify as regulatory capital for Schwab.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $845 million at December 31, 2001 (as noted previously, $665 million of these lines are also available for CSC to use). The need for short-term borrowings arises primarily from timing differences between cash flow requirements and the scheduled liquidation of interest-bearing investments. Schwab used such borrowings for twenty-one days in 2001 and twenty-six days in both 2000 and 1999, with the daily amounts borrowed averaging $33 million, $80 million and $125 million, respectively. There were no borrowings outstanding under these lines at December 31, 2001.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with eleven banks in favor of the OCC aggregating $805 million at December 31, 2001. Schwab pays a fee to maintain these letters of credit. No funds were drawn under these letters of credit at December 31, 2001.

U.S. Trust : U.S. Trust's liquidity needs are generally met through earnings generated by its operations.

U.S. Trust is subject to the Federal Reserve Board's risk-based and leverage capital guidelines. These regulations require banks and bank holding companies to maintain minimum levels of capital. In addition, CSC's depository institution subsidiaries are subject to limitations on the amount of dividends they can pay to USTC.

In addition to traditional funding sources such as deposits, federal funds purchased and repurchase agreements, CSC's depository institution subsidiaries have established their own external funding sources. At December 31, 2001, U.S. Trust had $50 million in Trust Preferred Capital Securities outstanding with a fixed interest rate of 8.41%. Certain of CSC's depository institution subsidiaries have established credit facilities with the Federal Home Loan Bank System (FHLB) totaling $737 million. At December 31, 2001, $350 million in short-term borrowings and $1 million in long-term debt were outstanding under these facilities.

Under a new agreement effective in 2001, CSC provides U.S. Trust with a $300 million short-term credit facility maturing in 2003. Borrowings under this facility do not qualify as

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

regulatory capital for U.S. Trust. The amount outstanding under this facility was $30 million at December 31, 2001.

SCM : SCM's liquidity needs are generally met through earnings generated by its operations. Most of SCM's assets are liquid, consisting primarily of cash and cash equivalents, marketable securities and receivables from brokers, dealers and clearing organizations.

SCM's liquidity is affected by the same net capital regulatory requirements as Schwab (see discussion above). At December 31, 2001, SCM's net capital was $14 million, which was $13 million in excess of its minimum required net capital.

SCM may borrow up to $70 million under a subordinated lending arrangement with CSC maturing in 2003. Borrowings under this arrangement qualify as regulatory capital for SCM. In addition, CSC provides SCM with a $50 million short-term credit facility. Borrowings under this arrangement do not qualify as regulatory capital for SCM. No funds were drawn under these facilities at December 31, 2001.

Liquidity Risk Factors

The Company manages risk by maintaining sufficient liquid financial resources to fund its balance sheet and meet its obligations. The Company's liquidity needs are met primarily through cash generated by its subsidiaries' operations, as well as cash provided by external financing. Risks in meeting these needs may arise with fluctuations in client cash or deposit balances, as well as changes in market conditions.

Specific risk factors which may affect the Company's liquidity position include:

- a dramatic increase in the Company's client lending activities (including margin, mortgage and personal lending) which may reduce the Company's liquid resources and capital position;
- a significant increase in client order flow in SCM's market-making activities, creating an imbalance of long or short securities positions which may reduce the Company's liquid resources and excess capital position;
- a reduction in cash held in banking or brokerage client accounts which may affect the amount of the Company's liquid assets; and
- a significant downgrade in the Company's credit ratings which could increase its borrowing costs and limit its access to the capital markets.

Development Spending

A significant portion of the Company's liquidity needs arises from ongoing investments to support future growth. These investments, which the Company refers to as development spending, are comprised of two categories: media spending (including media and production expenses) and project spending. Approximately 75% of project spending in 2002 is targeted towards enhancing future revenue growth and improving productivity in line with the Company's strategic priorities. The remaining 25% is targeted towards enhancing the Company's infrastructure and ensuring compliance with appropriate risk management policies and industry practices. This spending is imbedded throughout certain categories of the Company's non-interest expenses.

Development spending in 2001 was approximately $406 million, down 23% from 2000. Given the prevailing market conditions and the Company's financial performance, the Company reduced its development spending in 2001 below the level originally anticipated. Management currently anticipates 2002 development spending to be 5% to 10% lower than the 2001 level, reflecting management's continued focus on expense containment in light of prevailing market conditions. Development spending in 2002 is anticipated to be evenly split between project and media spending.

As has been the case in recent years, the Company may adjust its development spending from period to period as business conditions change. In general, the level of future spending will be influenced by the rate of growth in client assets and trading activities, the opportunities to invest in technology that improve capacity, productivity or the client experience, and the expected return on these investments as compared to the Company's financial objectives and cost of capital. While development spending is discretionary and can be altered in response to business conditions, the Company views its development spending as essential for future growth and therefore prefers to avoid major adjustments in such spending unless faced with what it believes is a sustained slowdown in revenue growth.

Cash Flows and Capital Resources

Net income plus depreciation and amortization including goodwill amortization was $603 million in 2001, down 41% from $1.0 billion in 2000. Depreciation and amortization expense related to equipment, office facilities and property was $327 million in 2001 and $245 million in 2000. Amortization expense

related to intangible assets was $11 million in 2001 and $10 million in 2000. Goodwill amortization expense was $66 million in 2001 and $53 million in 2000.

Net Income plus Depreciation and Amortization (including Goodwill Amortization)

IN MILLIONS


$847
$1,026
$603
99
00
01

The Company's capital expenditures were $301 million in 2001 and $705 million in 2000, or 7% and 12% of revenues, respectively. In 2001, 69% of capital expenditures were for information technology and 31% for facilities expansion and improvements. The $404 million, or 57%, decrease in capital expenditures in 2001 was primarily due to the declines in client trading volumes and difficult market conditions which characterized most of the year. Capital expenditures as described above include the capitalized costs for developing internal-use software of $79 million in 2001 and $109 million in 2000. Schwab opened 22 new domestic branch offices during 2001, compared to 44 in 2000. U.S. Trust opened 3 new offices in both 2001 and 2000. The Company continues to view its office network as important to pursuing its strategy of attracting client assets.

Management currently anticipates that 2002 capital expenditures will be approximately 10% to 20% lower than 2001 spending. As has been the case in recent years, the Company may adjust its capital expenditures from period to period as business conditions change.

During 2001, the Company:

- Repaid $40 million of long-term debt;
- Received cash proceeds of $30 million on the exercise of 6 million of the Company's stock options, with a weighted-average exercise price of $4.73, and a related tax benefit of $37 million; and
- Paid common stock dividends of $61 million.

The Company monitors both the relative composition and absolute level of its capital structure. The Company's total financial capital (long-term debt plus stockholders' equity) at December 31, 2001 was $4.9 billion, down $107 million, or 2%, from a year ago. At December 31, 2001, the Company had long-term debt of $730 million, or 15% of total financial capital, bearing interest at a weighted-average rate of 7.35%. At December 31, 2001, the Company's stockholders' equity was $4.2 billion, or 85% of total financial capital. Management currently anticipates that long-term debt will remain below 30% of total financial capital.

Commitments

A summary of the Company's principal contractual obligations and other commitments as of December 31, 2001 is shown in the following table. Management believes that funds generated by the operations of the Company's subsidiaries will continue to be the primary funding source in meeting these obligations and commitments.

	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Operating leases(1)	$ 267	$443	$471	$632	$1,813
Long-term debt(2)	114	181	124	311	730
Short-term borrowings(3)	578				578
Merger-retention programs(4)	117				117
Credit-related financial instruments(5)	568	95			663
Other commitments(6)	20				20
Total	$1,664	$719	$595	$943	$3,921

(1) Includes minimum rental commitments and maximum guaranteed residual values under noncancelable leases for office space and equipment. See Note 21 to the Consolidated Financial Statements.
(2) See Note 14 to the Consolidated Financial Statements.
(3) See Note 13 to the Consolidated Financial Statements.
(4) Includes commitments under merger-retention programs for employees of U.S. Trust and CyberTrader. See Note 4 to the Consolidated Financial Statements.
(5) Includes U.S. Trust firm commitments to extend credit primarily for mortgage loans to private banking clients and standby letters of credit. See Note 22 to the Consolidated Financial Statements.
(6) Includes a guarantee on a bank credit facility and committed capital contributions to venture capital funds. See Note 21 to the Consolidated Financial Statements.

In addition to the commitments summarized above, in the ordinary course of its business, the Company has entered into various agreements with third-party vendors, including agreements for advertising, sponsorships of sporting events, data processing equipment purchases, licensing and software installation. These agreements typically can be revoked by the Company if notice is given on the pre-determined dates specified in the agreements.

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

Share Repurchases

On September 20, 2001, the Board of Directors authorized repurchases of the Company's common stock totaling up to $500 million. The shares may be repurchased through open market or privately negotiated transactions based on prevailing market conditions. This authorization superseded the Board of Directors' repurchase authorization on March 21, 2001 for up to 20 million shares of CSC's common stock. CSC repurchased 27 million shares of its common stock for $368 million in 2001 and 3 million shares of its common stock for $54 million in 1999. CSC did not repurchase any common stock in 2000. At December 31, 2001, the authorization granted by the Board of Directors allows for future repurchases of CSC's common stock totaling up to $399 million.

Dividend Policy

Since the initial dividend in 1989, CSC has paid 51 consecutive quarterly dividends and has increased the dividend 12 times. Since 1989, dividends have increased by a 29% compounded annual growth rate. CSC paid common stock dividends of $.0440 per share in 2001, $.0407 per share in 2000 and $.0373 per share in 1999. Dividends declared per common share do not include dividends declared by USTC prior to the completion of the merger. While the payment and amount of dividends are at the discretion of the Company's Board of Directors, subject to certain regulatory and other restrictions, the Company targets its cash dividend at approximately 5% to 10% of net income plus depreciation and amortization.

RISK MANAGEMENT

Overview

The Company's business and activities expose it to different types of risks including, but not limited to, those discussed below. Proper identification, assessment and management of these risks are essential to the success and financial soundness of the Company. Managing risk at the Company begins with the expertise and experience of management at the business unit level. To supplement risk management at the business unit level, the Company has formed a Global Risk Steering Committee, and various other functional risk committees consisting of members of senior management. The Global Risk Steering Committee takes an active role in the oversight of the various risk committees by reviewing risk exposures, leading in the continued development of the Company's risk management practices, discussing changes in regulations and other risk-related developments, and reporting regularly to the Audit Committee of the Company's Board of Directors. Other risk committees include the Technology and Operations Risk Committee, which focuses on the integrity of operational controls and operating capacity of the Company's technology and operations systems; the Credit and Market Risk Oversight Committee, which focuses on the credit exposures resulting from client activity (i.e., margin lending activities and private banking loans), the investing activities of certain of the Company's proprietary funds, and corporate credit activities (i.e., counterparty and corporate investing activities) and on the market risk resulting from securities positioning activities; the Fiduciary Risk Committee, which focuses on financial or reputational risk caused by a potential breach of fiduciary duties to a client; and the Financial Risk Management Committee, which focuses on liquidity and capital resources, and interest rate risk. Further, the U.S. Trust Risk Policy Committee, which has broad responsibilities for the oversight of risk management at U.S. Trust, reports to the Company's Global Risk Steering Committee, as well as to the Board of Directors of U.S. Trust. Additionally, the Finance, Compliance, and Internal Audit Departments and the Office of Corporate Counsel assist management and the various risk committees in evaluating and monitoring the Company's risk profile.

The following discussion highlights the Company's principal risks and some of the policies and procedures for risk identification, assessment and mitigation. See Liquidity and Capital Resources for a discussion on liquidity risk and note "22 — Financial Instruments Subject to Off-Balance-Sheet Risk or Credit Risk" in the Notes to Consolidated Financial Statements for additional discussion on credit risk.

The Company's business, like that of other securities brokerage and related financial services firms, is directly affected by the fluctuations in securities trading volumes and price levels that occur in fundamentally cyclical financial markets, as well as by changes in government monetary policies that impact the growth of bank loans and investments and the level of interest charged for loans and paid on deposits and other funding sources. The Company may experience significant variations in revenues from period to period depending on changes in these factors and the overall business environment.

Given the nature of the Company's revenues, expenses and risk profile, the Company's earnings and CSC's common stock price may be subject to significant volatility from period to period. The Company's results for a period are not necessarily indicative of results for any future period. Risk is inherent in the Company's business. Consequently, despite the Company's attempts to identify areas of risk, oversee operational areas involving risk and implement policies and procedures designed to mitigate risk, there can be no assurance that the Company will not suffer unexpected losses due to operating or other risks.

Competition

The Company faces significant competition from companies seeking to attract client financial assets, including traditional, discount and online brokerage firms, mutual fund companies, banks, asset management and wealth management companies. Certain of these competitors have greater financial resources than the Company. The financial modernization legislation which became effective in March 2000 allows banks, securities firms and insurance companies more flexibility to affiliate under one holding company. Holding companies can engage in activities and acquire companies engaged in activities that are financial in nature. As the Company makes progress in its development of banking and other financial products as well as advice offerings to affluent clients, it may face competition from different companies. The expansion and client acceptance of conducting financial transactions online, as well as through wireless applications, have also attracted competition from providers of online services, software development companies and other providers of financial services. Finally, online trading has led to the creation of ECNs and new exchanges which may intensify competition. Increased competition may have a negative impact on the Company's business and operations.

Technology and Operating Risk

Technology and operating risk is the potential for loss due to deficiencies in control processes or technology systems that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruptions. The Company's operations are highly dependent on the integrity of its technology systems and the Company's success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of client demands. To the extent the Company experiences system interruptions, errors or downtime (which could result from a variety of causes, including changes in client use patterns, technological failure, changes to its systems, linkages with third-party systems, and power failures), the Company's business and operations could be significantly negatively impacted. Additionally, rapid increases in client demand may strain the Company's ability to enhance its technology and expand its operating capacity. To minimize business interruptions, Schwab has two data centers intended, in part, to further improve the recovery of business processing in the event of an emergency. Technology and operating risk also includes human error, fraud and natural disaster. The Company attempts to mitigate technology and operating risk by maintaining a comprehensive internal control system and by employing experienced personnel. Also, the Company maintains backup and recovery functions, including facilities for backup and communications, and conducts periodic testing of a disaster recovery plan. Each functional area deemed to be potentially of medium to high risk by management performs a risk self-assessment on an annual basis to evaluate the appropriateness of these internal controls and recovery plans. The Company is committed to an ongoing process of upgrading, enhancing and testing its technology systems. This effort is focused on meeting client demands, meeting market and regulatory changes, and deploying standardized technology platforms.

See note "20 — Regulatory Requirements" in the Notes to Consolidated Financial Statements for a discussion on the improvements to U.S. Trust's risk management processes and systems as a result of the USTC and U.S. Trust NY cease and desist order with the Federal Reserve Board and the Superintendent of Banks of the State of New York.

The Company is engaged in the research and development of new technologies, services and products. The Company endeavors to protect its research and development efforts, and its brands, through the use of copyrights, patents, trade secrets and contracts. From time to time, third parties indicate that they believe the Company may be infringing on their intellectual property rights. The Company's efforts to assess the merits of third-party claims of infringement of intellectual property, and its efforts to protect its own intellectual property, require an investment of time and resources. In certain circumstances, the Company attempts to obtain licenses under third-party intellectual property rights. In some circumstances, a license may not be available from a third party under acceptable terms. Similarly, the Company from time to time licenses its intellectual property to third parties. Under some circumstances, litigation may result from questions regarding infringement, ownership, validity, and scope of intellectual property. Such litigation can require the expenditure of significant Company

resources. If the Company were found to have infringed a third-party patent, or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from using certain technology, or providing certain products or services.

Credit Risk

Credit risk is the potential for loss due to a client or counterparty failing to perform its contractual obligations, or the value of collateral held to secure obligations proving to be inadequate. The Company's direct exposure to credit risk mainly results from its margin lending activities, securities lending activities, role as a counterparty in financial contracts, and investing activities, and indirectly from the investing activities of certain of the Company's proprietary funds. To mitigate the risks of such losses, the Company has established policies and procedures which include: establishing and reviewing credit limits, monitoring of credit limits and quality of counterparties, and increasing margin requirements for certain securities. In addition, most of the Company's credit extensions, such as margin loans to clients, securities lending agreements, and resale agreements, are supported by collateral arrangements. These arrangements are subject to requirements to provide additional collateral in the event that market fluctuations result in declines in the value of collateral received.

Additionally, the Company has exposure to credit risk associated with the Company's private banking loan portfolio held at U.S. Trust. This counterparty credit exposure is actively managed through individual and portfolio reviews performed by account officers and senior line management. Periodic assessment of the validity of credit ratings, credit quality and the credit management process is conducted by a risk review department which is separate from the loan origination and monitoring department. Management regularly reviews asset quality including concentrations, delinquencies, non-performing private banking loans, losses and recoveries. All are factors in the determination of an appropriate allowance for credit losses, which is reviewed quarterly by senior management. See notes "8 — Loans to Banking Clients and Related Allowance for Credit Losses" and "22 — Financial Instruments Subject to Off-Balance-Sheet Risk or Credit Risk" in the Notes to Consolidated Financial Statements for an analysis of the Company's loan portfolio and allowance for credit losses, and for an additional discussion on credit risk, respectively.

There were no troubled debt restructurings at December 31, 2001 and 2000. As of December 31, 2001, management is not aware of any significant potential problem loans other than the amounts disclosed in the table in note "8 — Loans to Banking Clients and Related Allowance for Credit Losses" in the Notes to Consolidated Financial Statements.

Fiduciary Risk

Fiduciary risk is the potential for financial or reputational loss through the breaching of fiduciary duties to a client. Fiduciary activities include, but are not limited to, individual and corporate trust, investment management, custody and cash and securities processing. The Company attempts to mitigate this risk by establishing procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the procedures applicable to their business. Guidance and control is provided through the creation, approval and ongoing review of applicable policies by business units and the Fiduciary Risk Committee.

Market Risk

Market risk is the potential for loss due to a change in the value of a financial instrument held by the Company as a result of fluctuations in interest rates, equity prices or currency exchange rates.

The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (mainly margin loans to clients, investments, private banking loans, mortgage-backed securities and other fixed-rate investments) and its funding sources (including brokerage client cash balances, banking deposits, proceeds from stock-lending activities, long-term debt, and stockholders' equity) which finance these assets. To mitigate the risk of loss, the Company has established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and by monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. The Company also has the ability to adjust the rates paid on certain brokerage client cash balances and certain banking deposits and the rates charged on margin loans. Additionally, the Company uses interest rate swaps (Swaps) to mitigate interest rate exposure associated with short-term floating interest-rate deposits.

The Company is exposed to equity price risk through its role as a financial intermediary in client-related transactions, and by holding financial instruments mainly in its capacity as a market maker and relating to its specialists' and proprietary equity trading operations. To mitigate the risk of losses, these financial instruments are monitored by management to assure compliance with limits established by the Company. In addition, these financial instruments are marked to market on a daily basis. Also, the Company purchases and sells from time to time exchange-traded futures and options to offset market risk on these inventories. The Company may enter into foreign currency contracts to reduce currency exchange rate risk. However, the Company's exposure to currency exchange risks through its international operations is not material.

Additional qualitative and quantitative disclosures about market risk are summarized in the following paragraphs. See note "22 — Financial Instruments Subject to Off-Balance-Sheet Risk or Credit Risk" in the Notes to Consolidated Financial Statements for an additional discussion on credit risk.

Financial Instruments Held For Trading Purposes : The Company held municipal, other fixed income and government securities and certificates of deposit with a fair value of approximately $36 million and $32 million at December 31, 2001 and 2000, respectively. These securities, and the associated interest rate risk, are not material to the Company's financial position, results of operations or cash flows.

The Company maintains inventories in exchange-listed, Nasdaq and other equity securities on both a long and short basis. The fair value of these securities at December 31, 2001 was $167 million in long positions and $27 million in short positions. The fair value of these securities at December 31, 2000 was $69 million in long positions and $30 million in short positions. Using a hypothetical 10% increase or decrease in prices, the potential loss or gain in fair value is estimated to be approximately $14 million and $4 million at December 31, 2001 and 2000, respectively, due to the offset of the change in fair value in long and short positions. In addition, the Company generally enters into exchange-traded futures and options to hedge against potential losses in equity inventory positions, thus offsetting this potential loss exposure. A hypothetical 10% change in fair value of the futures and options at December 31, 2001 and 2000 would substantially offset the potential loss or gain on the equity securities discussed above. The notional amount of futures and options was approximately $148 million and $66 million at December 31, 2001 and 2000, respectively. The fair value of such futures and options was not material to the Company's consolidated balance sheets at December 31, 2001 and 2000.

Financial Instruments Held For Purposes Other Than Trading : The Company maintains investments primarily in mutual funds related to its deferred compensation plan, which is available to certain employees. These investments were approximately $67 million and $70 million at December 31, 2001 and 2000, respectively. These securities, and the associated market risk, are not material to the Company's financial position, results of operations or cash flows.

Debt Issuances : At December 31, 2001, CSC had $679 million aggregate principal amount of Medium-Term Notes outstanding, with fixed interest rates ranging from 6.04% to 8.05%. At December 31, 2000, CSC had $718 million aggregate principal amount of Medium-Term Notes outstanding, with fixed interest rates ranging from 5.96% to 8.05%. At December 31, 2001 and 2000, U.S. Trust had $50 million Trust Preferred Capital Securities outstanding, with a fixed interest rate of 8.41%. In addition, at December 31, 2001 and 2000, U.S. Trust had $1 million and $2 million FHLB borrowings outstanding, respectively. The FHLB borrowings had a fixed interest rate of 6.69% at December 31, 2001 and interest rates ranging from 6.69% to 6.76% at December 31, 2000.

The Company has fixed cash flow requirements regarding these long-term debt obligations due to the fixed rate of interest. The estimated fair value of these obligations at December 31, 2001 and 2000, based on estimates of market rates for debt with similar terms and remaining maturities, was $765 million and $785 million, respectively, which approximated their carrying amounts of $730 million and $770 million, respectively.

Net Interest Revenue Simulation : The Company uses net interest revenue simulation modeling techniques to evaluate and manage the effect of changing interest rates. The simulation model (the model) includes all interest-sensitive assets and liabilities, as well as Swaps utilized by U.S. Trust to hedge its interest rate risk. Key variables in the model include assumed margin loan and brokerage client cash balance growth or decline, changes to the level and term structure of interest rates, the repricing of financial instruments, prepayment and reinvestment assumptions, loan, banking deposit, and brokerage client cash balance pricing and volume assumptions. The simulations involve assumptions that are inherently uncertain and

tabular amounts in millions, except trades, average commission per revenue trade, and as noted

as a result, the simulations cannot precisely estimate net interest revenue or precisely predict the impact of changes in interest rates on net interest revenue. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies, including changes in asset and liability mix.

As demonstrated by the simulations presented below, the Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets are repricing more quickly than interest-bearing liabilities). Historically, this position has partially offset decreases in trading activity, and therefore commission revenues, which have resulted during periods of rising interest rates. U.S. Trust's interest-bearing liabilities are positioned to reprice more quickly than interest-earning assets, which naturally offsets a portion of Schwab's asset-sensitive interest-rate risk exposure.

The simulations in the following table assume that the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates. As the Company actively manages its consolidated balance sheet and interest rate exposure, in all likelihood the Company would take steps to manage any additional interest rate exposure that could result from changes in the interest rate environment. The following table shows the results of a gradual 100 basis point increase or decrease in interest rates and the effect on simulated net interest revenue over the next twelve months at December 31, 2001 and 2000. While the Company typically uses a gradual 200 basis point change, it revised the methodology at December 31, 2001 due to the current low levels of interest rates. The Company will use a gradual 100 basis point change until such time as the level of interest rates justifies a return to the previous methodology. The disproportionate net interest revenue sensitivity in the decrease of 100 basis points scenario is primarily due to assumptions that rates paid on certain brokerage client cash balances and banking deposits cannot go below zero percent.

Impact on Net Interest Revenue Percentage Increase (Decrease) December 31,	2001	2000
Increase of 100 basis points	3.8%	3.8%
Decrease of 100 basis points	(7.0%)	(3.8%)

The impact of the Company's hedging activities upon net interest revenue for the years ended December 31, 2001, 2000 and 1999 was immaterial to the Company's results of operations.

Legal and Compliance Risk

Legal and compliance risk refers to the possibility that the Company will be found, by a court, arbitration panel or regulatory authority, not to have complied with an applicable legal or regulatory requirement. The Company may be subject to lawsuits or arbitration claims by clients, employees or other third parties in the different jurisdictions in which it conducts business. In addition, the Company is subject to extensive regulation by the SEC, the National Association of Securities Dealers, Inc., the NYSE, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Superintendent of Banks of the State of New York, and other federal, state and market regulators, as well as certain foreign regulatory authorities. New rules and changes in application of current rules could affect the Company's manner of operations and profitability. The Company attempts to mitigate legal and compliance risk through policies and procedures that it believes are reasonably designed to prevent or detect violations of applicable statutory and regulatory requirements (see note "21 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements). However, violations of applicable statutory and regulatory requirements could subject the Company and/or its directors, officers or employees to disciplinary proceedings or civil or criminal liability. Any such proceeding could cause a significant negative impact on the Company's business and operations.

BANK HOLDING COMPANY ACT REQUIREMENTS

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Act.

Under the Gramm-Leach-Bliley Act (the GLB Act), financial holding companies may affiliate with a far broader range of financial companies than is permitted for bank holding companies. The Federal Reserve Board may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the Federal Reserve Board believes that the company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company and

the Federal Reserve Board may take actions as appropriate to enforce applicable federal law.

Federal Reserve Board policy provides that a bank holding company generally should not pay cash dividends unless its net income is sufficient to fully fund the dividends and the Company's prospective retained earnings appear to be sufficient to meet the capital needs, asset quality and overall financial condition of the holding company and its depository institution subsidiaries.

CSC's primary depository institution subsidiary is U.S. Trust NY. The operations and financial condition of CSC's depository institution subsidiaries are subject to regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing: transactions with CSC and its non-depository institution subsidiaries, including loans and other extensions of credit, investments or asset purchases, or otherwise financing or supplying funds to CSC; dividends; investments; and aspects of CSC's operations. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. CSC, U.S. Trust and their U.S.-based insured depository institution subsidiaries must meet regulatory capital guidelines adopted by the federal banking agencies. The Federal Reserve Board has not indicated whether the guidelines will be modified with respect to a bank holding company, such as CSC, that also qualifies as a financial holding company. Under the Federal Deposit Insurance Act, the banking regulatory agencies are permitted or, in certain cases, required to take certain substantial restrictive actions with respect to institutions falling within one of the lowest three of five capital categories.

To remain a financial holding company, each of CSC's depository institution subsidiaries must be well capitalized and well managed. In addition, each of CSC's insured depository institution subsidiaries must be rated "satisfactory" or better on the institutions' records of meeting the credit needs of their communities under the Community Reinvestment Act of 1977 in order for CSC to engage in new financial activities or, with certain limited exceptions, acquire a company engaged in financial activities. If CSC ceases to qualify as a financial holding company it will be subject to substantial additional restrictions on its activities.

The Federal Reserve Board has not published consolidated capital requirements specific to financial holding companies. In January 2001, the federal bank agencies requested comment on a new Capital Accord proposed by the Basel Committee on Banking Supervision (Basel Committee). The Basel Committee is reviewing the comments received on the proposal and is expected to reissue the proposal.

Subject to limited exceptions, the privacy provisions of the GLB Act prohibit financial institutions from disclosing to unaffiliated third parties nonpublic personal information regarding consumers and require financial institutions to disclose consumer privacy policies. Federal law does not preempt state financial privacy laws that are stricter than the federal provisions. Schwab and U.S. Trust have amended their privacy policies and consumer disclosures to comply with the GLB Act. See note "20 — Regulatory Requirements" in the Notes to Consolidated Financial Statements.

The USA Patriot Act (Patriot Act), which became a law in October 2001, enhances the obligations of financial institutions to detect and prevent money laundering. The Patriot Act requires: financial institutions to collect enhanced information concerning certain types of accounts, especially for foreign financial institutions and individuals; the development of anti-money-laundering programs; the filing of reports to the government when financial institutions detect suspicious activities; and enhanced verification of clients' identities. The Patriot Act is expected to be implemented by regulations to be issued by the U.S. Treasury Department by October 2002. The Company is participating in the development of these regulations and is monitoring and evaluating their potential effect on its operations.

MANAGEMENT'S REPORT

To Our Stockholders : Management of the Company is responsible for the preparation, integrity and objectivity of the consolidated financial statements and the other financial information presented in this annual report. To meet these responsibilities we maintain a system of internal control that is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of Company and client assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system is augmented by careful selection of our managers, by organizational arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that employees adhere to the highest standards of personal and professional integrity. The Company's internal audit function monitors and reports on the adequacy of and compliance with our internal controls, policies and procedures. Although no cost-effective internal control system will preclude all errors and irregularities, we believe the Company's system of internal control is adequate to accomplish the objectives set forth above.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on estimates and our best judgments. The financial statements have been audited by the independent accounting firm of Deloitte & Touche LLP, who were given unrestricted access to all the Company's financial records and related data. We believe that all representations made to Deloitte & Touche LLP during their audit were valid and appropriate.

The Board of Directors through its Audit Committee, which is comprised entirely of nonmanagement directors, has an oversight role in the area of financial reporting and internal control. The Audit Committee periodically meets with Deloitte & Touche LLP, our internal auditors and Company management to discuss accounting, auditing, internal controls over financial reporting and other matters.



Charles R. Schwab	*David S. Pottruck*	*Christopher V. Dodds*
Chairman of the Board & Co-Chief Executive Officer	President & Co-Chief Executive Officer	Executive Vice President & Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of The Charles Schwab Corporation : We have audited the accompanying consolidated balance sheets of The Charles Schwab Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Charles Schwab Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
San Francisco, California
March 8, 2002

CONSOLIDATED STATEMENT OF INCOME

in millions, except per share amounts

Year ended December 31,	2001	2000	1999
REVENUES			
Asset management and administration fees	$1,675	$1,583	$1,220
Commissions	1,355	2,294	1,875
Interest revenue, net of interest expense of $928 in 2001, $1,352 in 2000 and $898 in 1999	929	1,237	820
Principal transactions	255	570	500
Other	139	104	71
Total	4,353	5,788	4,486
EXPENSES EXCLUDING INTEREST			
Compensation and benefits	1,875	2,414	1,888
Other compensation — merger retention programs	56	39	
Occupancy and equipment	490	415	307
Communications	339	353	279
Depreciation and amortization	338	255	169
Advertising and market development	246	332	248
Professional services	193	255	184
Commissions, clearance and floor brokerage	92	138	100
Goodwill amortization	66	53	12
Merger-related		69	
Restructuring and other charges	419		
Other	104	234	200
Total	4,218	4,557	3,387
Income before taxes on income and extraordinary gain	135	1,231	1,099
Taxes on income	57	513	433
Income before extraordinary gain	78	718	666
Extraordinary gain on sale of corporate trust business, net of tax of $100	121		
NET INCOME	$ 199	$ 718	$ 666
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING — DILUTED	1,399	1,404	1,373
EARNINGS PER SHARE — BASIC			
Income before extraordinary gain	$ .06	$ .53	$ .51
Extraordinary gain, net of tax	$ .08		
Net income	$ .14	$ .53	$ .51
EARNINGS PER SHARE — DILUTED			
Income before extraordinary gain	$ .06	$ .51	$ .49
Extraordinary gain, net of tax	$ .08		
Net income	$ .14	$ .51	$ .49
DIVIDENDS DECLARED PER COMMON SHARE	$.0440	$.0407	$.0373

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

in millions, except share and per share amounts

December 31,	2001	2000
ASSETS		
Cash and cash equivalents	$ 4,407	$ 4,876
Cash and investments segregated and on deposit for federal or other regulatory purposes[1] (including resale agreements of $14,811 in 2001 and $7,002 in 2000)	17,741	9,425
Securities owned — at market value (including securities pledged of $185 in 2001 and $104 in 2000)	1,700	1,618
Receivables from brokers, dealers and clearing organizations	446	348
Receivables from brokerage clients — net	9,620	16,332
Loans to banking clients — net	4,046	3,147
Equipment, office facilities and property — net	1,058	1,133
Goodwill — net	628	605
Other assets	818	670
TOTAL	$40,464	$38,154
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits from banking clients	$ 5,448	$ 4,209
Drafts payable	396	544
Payables to brokers, dealers and clearing organizations	833	1,070
Payables to brokerage clients	26,989	25,715
Accrued expenses and other liabilities	1,327	1,277
Short-term borrowings	578	339
Long-term debt	730	770
Total liabilities	36,301	33,924
Stockholders' equity:		
Preferred stock — 9,940,000 shares authorized; $.01 par value per share; none issued		
Common stock — 3 billion shares authorized in 2001 and 2 billion shares authorized in 2000; $.01 par value per share; 1,391,673,494 shares issued in 2001 and 1,385,624,827 shares issued and outstanding in 2000	14	14
Additional paid-in capital	1,726	1,588
Retained earnings	2,794	2,713
Treasury stock — 23,110,972 shares in 2001, at cost	(295)	
Unamortized stock-based compensation	(39)	(71)
Accumulated other comprehensive loss	(37)	(14)
Total stockholders' equity	4,163	4,230
TOTAL	$40,464	$38,154

(1) Amounts included represent actual balances on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $18,261 million and $10,998 million at December 31, 2001 and 2000, respectively. As of January 3, 2002, the Company had deposited $710 million to meet its segregated cash requirement. On January 2, 2001, the Company deposited $1,779 million to meet its segregated cash requirement.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

in millions

Year ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 199	$ 718	$ 666
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	338	255	169
Goodwill amortization	66	53	12
Compensation payable in common stock	32	82	35
Deferred income taxes	(79)	(27)	(3)
Tax benefits from stock options exercised and other stock-based compensation	37	330	215
Non-cash restructuring and other charges	80		
Net gain on sale of an investment	(26)		
Extraordinary gain on sale of corporate trust business, net of tax	(121)		
Other	22	8	12
Net change in:			
Cash and investments segregated and on deposit for federal or other regulatory purposes	(8,334)	(942)	1,563
Securities owned (excluding securities available for sale)	14	(54)	(98)
Receivables from brokers, dealers and clearing organizations	(89)	131	(154)
Receivables from brokerage clients	6,709	727	(7,419)
Other assets	(35)	(94)	(28)
Drafts payable	(150)	75	144
Payables to brokers, dealers and clearing organizations	(335)	(662)	329
Payables to brokerage clients	1,291	2,329	5,317
Accrued expenses and other liabilities	(203)	(13)	334
Net cash provided by (used for) operating activities	(584)	2,916	1,094
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities available for sale	(1,025)	(545)	(466)
Proceeds from sales of securities available for sale	473	93	10
Proceeds from maturities, calls and mandatory redemptions of securities available for sale	611	227	414
Net increase in loans to banking clients	(835)	(458)	(518)
Purchase of equipment, office facilities and property — net	(301)	(705)	(370)
Cash payments for business combinations and investments, net of cash received	(52)	(35)	(26)
Proceeds from sale of an investment	49		
Proceeds from sale of corporate trust business	273		
Net cash used for investing activities	(807)	(1,423)	(956)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits from banking clients	1,139	4	790
Net increase in short-term borrowings	224	198	
Proceeds from long-term debt		311	144
Repayment of long-term debt	(40)	(59)	(45)
Dividends paid	(61)	(62)	(61)
Purchase of treasury stock	(368)		(54)
Proceeds from stock options exercised and other	30	85	66
Net cash provided by financing activities	924	477	840
Effect of exchange rate changes on cash and cash equivalents	(2)	(4)	2
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(469)	1,966	980
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,876	2,910	1,930
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,407	$ 4,876	$ 2,910

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

in millions

	Common Stock	Additional Paid-In Capital
BALANCE AT DECEMBER 31, 1998	$13	$ 251
Comprehensive income:		
Net income	...	...
Foreign currency translation adjustment	...	...
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	...	...
Total comprehensive income	...	...
Dividends declared on common stock	...	...
Purchase of treasury stock	...	...
Deferred compensation liability settled by issuing common stock	...	2
Stock options exercised, and shares and stock options issued under stock-based compensation plans	...	326
Issuance of shares for acquisitions	...	13
Amortization of stock-based compensation awards	...	...
Principal payment by U.S. Trust Corporation ESOP	...	...
ESOP shares released for allocation	...	3
BALANCE AT DECEMBER 31, 1999	13	595
Comprehensive income:		
Net income	...	...
Foreign currency translation adjustment	...	...
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	...	...
Total comprehensive income	...	...
Dividends declared on common stock	...	...
Stock options exercised, and shares and stock options issued under stock-based compensation plans	1	440
Issuance of shares for acquisitions	...	529
Retirement of treasury stock	...	(5)
Amortization of stock-based compensation awards	...	...
ESOP shares released for allocation	...	29
BALANCE AT DECEMBER 31, 2000	14	1,588
Comprehensive income:		
Net income	...	...
Cumulative effect of accounting change, net of tax	...	...
Net loss on cash flow hedging instruments, net of tax	...	...
Foreign currency translation adjustment	...	...
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	...	...
Total comprehensive income	...	...
Dividends declared on common stock	...	...
Purchase of treasury stock	...	...
Deferred compensation payable in common stock	...	...
Stock options exercised, and shares and stock options issued under stock-based compensation plans	...	48
Non-cash stock-based compensation expense related to restructuring	...	19
Issuance of shares for acquisitions	...	71
Receipt of shares in settlement of accounts receivable	...	...
Amortization of stock-based compensation awards	...	...
BALANCE AT DECEMBER 31, 2001	$14	$1,726

(1) Deferred compensation stock trust amounts are presented net on the Consolidated Balance Sheet.

See Notes to Consolidated Financial Statements.

Retained Earnings	Deferred Compensation Stock Trust[1]	Treasury Stock	Employee Stock Ownership Plans	Unamortized Stock-based Compensation	Common Stock Issued to Deferred Compensation Trust[1]	Accumulated Other Comprehensive Income (Loss)	Total
$1,540		$ (88)	$(5)	$ (44)		$ 6	$1,673
666	...	...	...	...	...	...	666
...	...	...	...	...	...	3	3
...	...	...	...	...	...	(17)	(17)
...	...	...	...	...	...	...	652
(62)	...	...	...	...	...	...	(62)
...	...	(54)	...	...	...	...	(54)
...	$2	...	...	...	$ (2)	...	2
1	...	13	...	(54)	...	...	286
...	...	32	...	...	...	...	45
...	...	...	...	27	...	...	27
...	...	...	4	...	...	...	4
...	...	...	...	...	...	...	3
2,145	2	(97)	(1)	(71)	(2)	(8)	2,576
718	...	...	...	...	...	...	718
...	...	...	...	...	...	(16)	(16)
...	...	...	...	...	...	10	10
...	...	...	...	...	...	...	712
(58)	...	...	...	...	...	...	(58)
...	...	...	...	(37)	...	...	404
...	...	...	...	...	...	...	529
(92)	...	97	...	...	...	...	
...	...	...	...	37	...	...	37
...	...	...	1	...	...	...	30
2,713	2			(71)	(2)	(14)	4,230
199	...	...	...	...	...	...	199
...	...	...	...	...	...	(12)	(12)
...	...	...	...	...	...	(19)	(19)
...	...	...	...	...	...	(2)	(2)
...	...	...	...	...	...	10	10
...	...	...	...	...	...	...	176
(61)	...	...	...	...	...	...	(61)
...	...	(368)	...	...	...	...	(368)
...	1	...	...	...	(1)	...	
(57)	...	77	...	(3)	...	...	65
...	...	...	...	1	...	...	20
...	...	...	...	...	...	...	71
...	...	(4)	...	...	...	...	(4)
...	...	...	...	34	...	...	34
$2,794	$3	$(295)		$(39)	$(3)	$(37)	$4,163

1. INTRODUCTION AND BASIS OF PRESENTATION

The Charles Schwab Corporation (CSC) is a financial holding company engaged, through its subsidiaries, in securities brokerage and related financial services. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 395 domestic branch offices in 48 states, as well as branches in the Commonwealth of Puerto Rico and the U.S. Virgin Islands. U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) is an investment management firm that through its subsidiaries also provides fiduciary services and private banking services with 34 offices in 12 states. Other subsidiaries include Charles Schwab Europe (CSE), a retail securities brokerage firm located in the United Kingdom, Charles Schwab Investment Management, Inc., the investment advisor for Schwab's proprietary mutual funds, Schwab Capital Markets L.P. (SCM), a market maker in Nasdaq and other securities providing trade execution services to broker-dealers and institutional clients, and CyberTrader, Inc. (CyberTrader, formerly known as CyBerCorp, Inc.), an electronic trading technology and brokerage firm providing services to highly active, online investors.

The consolidated financial statements include CSC and its majority-owned subsidiaries (collectively referred to as the Company). Investments in equity securities of other firms where the Company has significant influence, but owns less than a majority of the voting securities are generally accounted for by the equity method. Under the equity method, the investment is initially recorded at cost with the carrying amount subsequently adjusted to recognize the Company's proportionate share of the earnings or losses of the investee.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to capitalized development costs for internal-use software, useful lives of equipment, office facilities, property, goodwill and other intangible assets, fair value of financial instruments and investments, allowance for credit losses on banking loans, allowance for doubtful accounts of brokerage clients, retirement and post-retirement benefits, future tax benefits, restructuring liabilities and legal reserves. Actual results could differ from such estimates. Certain prior-year amounts have been reclassified to conform to the 2001 presentation. All material intercompany balances and transactions have been eliminated.

On May 31, 2000, CSC completed its merger (the Merger) with USTC. The consolidated financial statements, included in this Annual Report, give retroactive effect to the Merger, which was accounted for as a pooling of interests. The pooling of interests method of accounting requires the restatement of all periods presented as if CSC and USTC had been operating as a combined entity during such periods.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions : Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents : The Company considers all highly liquid investments, including securities purchased under agreements to resell (resale agreements) which are collateralized by U.S. government securities, money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of resale agreements and certificates of deposit. Certificates of deposit are stated at cost, which approximates market.

Securities financing activities : Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued by the Company, with additional collateral obtained or refunded when necessary.

Securities borrowed and securities loaned are reported as collateralized financing transactions. Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. The Company monitors the market

value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Securities owned include securities available for sale that are recorded at estimated fair value with unrealized gains and losses reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders' equity. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other revenues.

Securities owned also include equity, fixed income and other securities, SchwabFunds money market funds and equity and bond mutual funds. These securities are recorded at estimated fair value with unrealized gains and losses included in principal transaction revenues.

Receivables from brokerage clients that remain unsecured for more than 30 days or partially secured for more than 90 days are generally fully reserved for, and are stated net of allowance for doubtful accounts.

Nonperforming assets included in the loan portfolio consist of financial instruments where the Company has stopped accruing interest (non-accrual financial instruments). Interest accruals are discontinued when principal or interest is contractually past due 90 days or more unless collectibility of the loan is reasonably assured. In addition, interest accruals may be discontinued when principal or interest is contractually past due less than 90 days if, in the opinion of management, the amount due is not likely to be received in accordance with the terms of the contractual agreement, even though the financial instruments are currently performing. Any accrued but unpaid interest previously recorded on a non-accrual financial instrument is reversed and recorded as a reduction of interest income. Interest received on non-accrual financial instruments is applied either to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Non-accrual financial instruments are generally returned to accrual status only when all delinquent principal and interest payments become current and the collectibility of future principal and interest on a timely basis is reasonably assured.

Allowance for credit losses on banking loans is established through charges to income based on management's evaluation of the adequacy of the allowance for credit losses in the existing portfolio.

The adequacy of the allowance is reviewed regularly by management, taking into consideration current economic conditions, the existing loan portfolio composition, past loss experience and risks inherent in the portfolio, including the value of impaired loans.

Equipment, office facilities and property : Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of two to fifteen years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For a discussion of the Company's restructuring plan, which included the removal of assets from service, see note "3 — Restructuring and Other Charges."

Goodwill, which represents the cost of acquired businesses in excess of the fair value of the related net assets acquired, is amortized on a straight-line basis over a period generally not exceeding fifteen years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company assesses the recoverability of goodwill using expected undiscounted future cash flows. Goodwill is considered impaired when the expected undiscounted future cash flow is less than the carrying amount. There was no impairment recognized for goodwill in 2001, 2000 or 1999. The Company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 142 effective on January 1, 2002 (see discussion below). Goodwill is stated at cost net of accumulated amortization of $167 million and $101 million at December 31, 2001 and 2000, respectively.

Estimated fair value of financial instruments : Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value.

The fair value of securities, loans and long-term debt are estimated using quoted market prices, third-party pricing

tabular amounts in millions, except per share and option price amounts

services, discounted cash flow analyses utilizing discount rates currently available for similar instruments, or other valuation techniques. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Derivative financial instruments : The Company uses interest rate swaps (Swaps) to hedge the interest rate risk associated with variable rate deposits from banking clients. These Swaps have been designated as cash flow hedges and are recorded at fair value on the consolidated balance sheet, with changes in their fair value primarily recorded in other comprehensive income (loss).

Other derivative activities primarily consist of exchange-traded futures and options to offset market risk on inventories in Nasdaq and exchange-listed securities. These futures and options are recorded at fair value in securities owned on the consolidated balance sheet, and gains and losses are included in principal transaction revenues.

Foreign currency translation : Assets and liabilities denominated in foreign currencies where the local currency is the functional currency are translated at the exchange rate on the balance sheet date, while revenues and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments are included in other comprehensive income (loss).

Income taxes : The Company files a consolidated U.S. federal income tax return and uses the asset and liability method in recording income tax expense. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Accounting change : SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, was adopted by the Company on January 1, 2001. This statement requires that all derivatives be recorded on the balance sheet at fair value. Upon adoption of SFAS No. 133, the Company recorded a derivative liability of $20 million in accrued expenses and other liabilities and an after-tax net loss in other comprehensive income (loss) of $12 million for the Swaps. Previously, Swaps were accounted for under the accrual method, whereby the difference between interest revenue and interest expense was recognized over the life of the contract in net interest revenue. The cumulative effect of the accounting change was not material to the Company's consolidated financial statements.

New accounting standards : Pledged Collateral: On April 1, 2001, the Company completed its adoption of SFAS No. 140 — Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities (see note "22 — Financial Instruments Subject to Off-Balance-Sheet Risk or Credit Risk").

Under SFAS No. 140, the Company is required to report the value of securities that it has received as collateral and which can in turn be used (or repledged) by the Company to generate financing such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date.

The Company receives securities collateral in connection with its business as a broker-dealer through collateralized resale agreements, client margin lending and securities borrowed.

Business Combinations: SFAS No. 141 — Business Combinations, was issued in June 2001. This statement eliminates, on a prospective basis, the pooling of interest method for accounting for business combinations and requires the use of the purchase method for business combinations initiated after June 30, 2001. This statement also broadens the criteria for recording intangible assets separately from goodwill.

The adoption of SFAS Nos. 140 and 141 did not have a material impact on the Company's financial position, results of operations, earnings per share or cash flows.

Goodwill and Other Intangible Assets: SFAS No. 142 — Goodwill and Other Intangible Assets, was issued in June 2001 and establishes new standards for accounting for goodwill and intangible assets. The Company is required to adopt this statement effective on January 1, 2002. This statement requires that goodwill and certain intangible assets with an indefinite useful life not be amortized. This statement also requires that goodwill and certain intangible assets be tested for impairment at least annually under new criteria. The new criteria require management to estimate the fair value of the Company's

reporting units (generally defined as businesses for which financial information is available and reviewed regularly by management), as well as allocate the carrying value of the assets and liabilities, including goodwill associated with those reporting units. Previously, goodwill was tested for impairment using a cost recoverability approach based on expected undiscounted future cash flows. In accordance with the provisions of SFAS No. 142, the Company intends to complete the analyses and implementation during the first half of 2002. Accordingly, the Company is currently evaluating the full impact of this statement on its financial position, results of operations, earnings per share and cash flows. However, amortization of the existing goodwill will cease upon adoption. This amortization totaled $66 million, $53 million and $12 million in 2001, 2000 and 1999, respectively.

Long-Lived Assets: SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001 and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets (e.g., equipment and office facilities). This statement supersedes SFAS No. 121 — Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and certain accounting and reporting provisions of Accounting Principles Board Opinion No. 30 — Reporting the Results of Operations. The Company is required to adopt this statement effective on January 1, 2002. The adoption of this statement is not expected to have an impact on the Company's financial position, results of operations, earnings per share or cash flows.

3. RESTRUCTURING AND OTHER CHARGES

Restructuring

In 2001, the Company initiated a restructuring plan (the Plan) to reduce operating expenses due to continued economic uncertainties and difficult market conditions. The Plan included a workforce reduction, a reduction in operating facilities, the removal of certain systems hardware, software and equipment from service, and the withdrawal from certain international operations. The Company recorded pre-tax restructuring charges of $391 million in 2001. The Company expects to recognize additional restructuring charges during the first quarter of 2002 as it completes the Plan. The actual costs of the Plan could be greater than the Company's estimates, depending primarily on the Company's ability to successfully sublease certain properties.

Workforce : During 2001, the Company reduced full-time equivalent employees by 6,700, or 25%, including 4,200 through mandatory staff reductions. While the Plan's total workforce reduction encompassed employees from across the Company, Schwab's retail brokerage division and technology support functions accounted for most of the affected employees.

Facilities : The Plan included a reduction of the Company's operating space, primarily through subleases of certain space subject to lease commitments at the Company's telephone service and data centers, corporate administrative office space, and certain branch expansion space. The Plan also included impairment losses on assets removed from service at these facilities, as well as accelerated depreciation of leasehold improvements, furniture and equipment over their shortened remaining estimated useful lives.

Systems : The Plan included the removal of certain computer systems hardware, software and equipment from service at certain of the Company's facilities, including data center and international facilities.

A summary of pre-tax restructuring charges is as follows:

	2001
Workforce reduction:	
Severance pay and benefits	$167
Non-cash compensation expense for officers' stock options and restricted stock	20
Total workforce reduction	187
Facilities reduction:	
Non-cancelable lease costs, net of estimated sublease income	105
Impairment losses	19
Accelerated depreciation	17
Total facilities reduction	141
Systems removal:	
Equipment lease and service agreement buyout costs	47
Impairment losses	16
Total systems removal	63
Total restructuring charges	$391(1)

(1) Includes charges of $175 million recognized in the fourth quarter of 2001, of which $31 million related to the Company's international restructuring initiatives.

tabular amounts in millions, except per share and option price amounts

A summary of the activity in the restructuring liability for the year ended December 31, 2001 is as follows:

	Workforce Reduction	Facilities Reduction	Systems Removal	Total
Restructuring charges	$187	$141	$ 63	$ 391
Utilization:				
Cash payments	(93)	(8)	(43)	(144)
Non-cash charges[1]	(20)	(36)	(16)	(72)
Balance at December 31, 2001	$ 74[2]	$ 97[3]	$ 4[2]	$ 175

(1) Includes charges for officers' stock-based compensation, impairment losses and accelerated depreciation.
(2) The Company expects to substantially utilize the remaining restructuring liability in the first quarter of 2002.
(3) The Company expects to utilize the remaining restructuring liability through cash payments for the net lease expense over the respective lease terms through 2010.

Other Charges

The Company recorded other pre-tax charges of $28 million in 2001. These charges include a regulatory fine assessed to USTC and United States Trust Company of New York (U.S. Trust NY), professional service fees for operational and risk management remediation at USTC and U.S. Trust NY, and the write-off of certain software development costs at CSE. There were no such charges for 2000 or 1999.

4. BUSINESS COMBINATIONS

On May 31, 2000, CSC completed the Merger with USTC. Under the terms of the merger agreement, USTC became a wholly owned subsidiary of CSC and USTC shareholders received 5.1405 shares of CSC's common stock for each common share of USTC. The Merger was treated as a non-taxable stock-for-stock exchange and USTC's shareholders received approximately 112,000,000 shares of CSC's common stock. Upon completion of the Merger, CSC became a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under the Bank Holding Company Act of 1956, as amended. During 2000, merger-related costs totaled $69 million pre-tax, or $63 million after-tax for change-in-control related compensation payable to U.S. Trust employees and professional fees. Merger-related costs are recorded separately on the consolidated statement of income. In addition, under the terms of the merger agreement, U.S. Trust employees received an aggregate of 2,718,000 stock options, of which 50% vest at the end of the three-year period following the completion of the Merger and 50% vest at the end of the four-year period following the completion of the Merger.

On March 1, 2000, the Company acquired CyberTrader for $517 million in a non-taxable stock-for-stock exchange. Pursuant to the acquisition, CyberTrader became a wholly owned subsidiary of CSC which resulted in 17,570,000 shares of CSC's common stock and 3,077,000 options to purchase CSC common stock being exchanged for all of the outstanding shares, options and equity rights of CyberTrader. Because the acquisition is accounted for using the purchase method, the operating results of CyberTrader are included in the consolidated results of the Company since the acquisition date. The historical results of CyberTrader are not included in periods prior to the acquisition. The net assets acquired are recorded at fair value and the excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. The Company recorded intangible assets acquired of $512 million, including $482 million of goodwill. In 2001 and 2000, the goodwill was amortized on a straight-line basis over a period of ten years. Upon the adoption of SFAS No. 142, (see note "2 — Significant Accounting Policies") on January 1, 2002, amortization of the goodwill will cease. Other intangible assets acquired, which consist primarily of purchased technology and total $30 million, are amortized on a straight-line basis over a period of three years.

The Company established retention programs for U.S. Trust and CyberTrader employees, whereby the employees will receive cash compensation, contingent upon continued employment, at the end of the two-year period following the completion of the Merger and the CyberTrader acquisition. The Company is recognizing the costs of the cash component of the U.S. Trust and CyberTrader retention programs over the two-year periods ending May 31, 2002 and March 1, 2002, respectively. The cost of these programs is recorded separately on the consolidated statement of income as other compensation expense — merger retention programs. At December 31, 2001, the estimated liability under these merger retention programs was $117 million, including the remaining estimated expense of $24 million which is expected to be recognized in the first half of 2002.

5. SALE OF CORPORATE TRUST BUSINESS

In June 2001, USTC sold its Corporate Trust business to The Bank of New York Company, Inc. (Bank of NY). During 2001, the Company recognized a pre-tax extraordinary gain of $221 million on this sale, or $121 million after tax. Total proceeds received were $273 million and the Company incurred pre-tax closing and exit costs of $30 million for severance, professional fees, and other related disposal costs. As part of the sale agreement, up to $22 million of the sale proceeds may be returned to Bank of NY if certain client retention requirements are not met. This amount has been deferred and the appropriate amount will be recognized in earnings based upon actual client retention. The Company expects to recognize all of the remaining sale proceeds in income in the first quarter of 2002.

6. SECURITIES OWNED

A summary of securities owned is as follows:

December 31,	2001	2000
Securities available for sale	$1,200	$1,222
Equity, fixed income and other securities	222	117
SchwabFunds money market funds	172	139
Equity and bond mutual funds	106	140
Total	$1,700	$1,618

The amortized cost, estimated fair value and gross unrealized gains and losses on securities available for sale are as follows:

December 31,	2001	2000
U.S. treasury securities:		
Amortized cost	$ 159	$ 157
Aggregate fair value	$ 160	$ 157
Gross unrealized gains	$ 1	
Gross unrealized losses		
U.S. government sponsored agencies and corporations:		
Amortized cost	748	774
Aggregate fair value	754	776
Gross unrealized gains	7	6
Gross unrealized losses	1	4
State and municipal obligations:		
Amortized cost	154	134
Aggregate fair value	158	135
Gross unrealized gains	4	1
Gross unrealized losses		
Collateralized mortgage obligations[1]:		
Amortized cost	84	129
Aggregate fair value	84	129
Gross unrealized gains		
Gross unrealized losses		
Other securities:		
Amortized cost	43	34
Aggregate fair value	44	25
Gross unrealized gains	1	
Gross unrealized losses		9
Total securities available for sale:		
Amortized cost	$1,188	$1,228
Aggregate fair value	$1,200	$1,222
Gross unrealized gains	$ 13	$ 7
Gross unrealized losses	$ 1	$ 13

(1) Collateralized by either GNMA, FNMA or FHLC obligations.

tabular amounts in millions, except per share and option price amounts

The maturities of debt securities available for sale at December 31, 2001, and the related weighted-average yield on such debt securities are as follows:

	Within 1 Year	1–5 Years	5–10 Years	Over 10 Years	Total
U.S. treasury securities	$10	$ 149			$ 159
U.S. government sponsored agencies and corporations	16	675	$56	$ 1	748
State and municipal obligations	12	139	3		154
Collateralized mortgage obligations[1]		60	3	21	84
Other debt securities	2	36			38
Total at amortized cost	40	1,059	62	22	1,183
Estimated fair value	41	1,066	63	25	1,195
Net unrealized gains (losses)	$ 1	$ 7	$ 1	$ 3	$ 12
Weighted-average yield[2]	5.57%	5.73%	6.55%	2.98%	5.72%

(1) Collateralized mortgage obligations have been allocated over maturity groupings based on contractual maturities. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.
(2) Yields have been computed by dividing annualized interest revenue, on a taxable equivalent basis, by the amortized cost of the respective securities at December 31, 2001.

Equity and other securities include the Company's inventories resulting from proprietary equity trading, market making and its specialist operations. Fixed income securities consist primarily of municipal bonds held to meet clients' trading activities. The Company's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, check-writing and debit card activities. Equity and bond mutual funds include investments made by the Company relating to its deferred compensation plan and inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $27 million and $30 million at December 31, 2001 and 2000, respectively, consist of equity and other securities, and are recorded at market value in accrued expenses and other liabilities.

7. RECEIVABLES FROM BROKERAGE CLIENTS

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $9.2 billion and $15.8 billion at December 31, 2001 and 2000, respectively. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. Receivables from brokerage clients are stated net of allowance for doubtful accounts of $5 million and $11 million at December 31, 2001 and 2000, respectively.

8. LOANS TO BANKING CLIENTS AND RELATED ALLOWANCE FOR CREDIT LOSSES

An analysis of the composition of the loan portfolio is as follows:

December 31,	2001	2000
Private banking:		
Residential real estate mortgages	$3,085	$2,249
Other	943	849
Total private banking loans	4,028	3,098
Loans to financial institutions for purchasing and carrying securities	32	61
All other	7	8
Total	$4,067	$3,167

Nonperforming assets consist of non-accrual loans of $5 million and $1 million at December 31, 2001 and 2000, respectively. The Company considers all non-accrual loans impaired. For 2001 and 2000, the impact of interest revenue which would have been earned on non-accrual loans versus interest revenue recognized on these loans was not material to the Company's results of operations.

The amount of loans accruing interest that were contractually 90 days or more past due was immaterial at both December 31, 2001 and 2000.

The allowance for credit losses on the loan portfolio was $21 million at December 31, 2001 and $20 million at both December 31, 2000 and 1999. Total charge-offs and total recoveries were immaterial for each of 2001, 2000 and 1999.

The estimated fair value of the loan portfolio was $4.0 billion and $3.1 billion at December 31, 2001 and 2000, respectively.

9. EQUIPMENT, OFFICE FACILITIES AND PROPERTY

Equipment, office facilities and property are detailed below:

December 31,	2001	2000
Land	$ 22	$ 19
Buildings	264	235
Leasehold improvements	410	378
Furniture and equipment	247	228
Telecommunications equipment	184	166
Information technology equipment and software	875	801
Construction and software development in progress	72	181
Subtotal	2,074	2,008
Accumulated depreciation and amortization	1,016	875
Total	$1,058	$1,133

10. DEPOSITS FROM BANKING CLIENTS

Deposits from banking clients consist of money market and other savings deposits, noninterest-bearing deposits and certificates of deposit. Deposits from banking clients are as follows:

December 31,	2001	2000
Interest-bearing deposits	$4,046	$3,331
Noninterest-bearing deposits	1,402	878
Total	$5,448	$4,209

During the years ended December 31, 2001 and 2000, the Company paid an average rate of 3.8% and 5.1%, respectively, on its interest-bearing deposits from banking clients.

11. PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $628 million and $900 million at December 31, 2001 and 2000, respectively. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

12. PAYABLES TO BROKERAGE CLIENTS

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2001, Schwab was paying interest at 1.1% on $23.1 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients. At December 31, 2000, Schwab was paying interest at 5.4% on $22.0 billion of such cash balances.

13. SHORT-TERM BORROWINGS

CSC may borrow under its $1.2 billion committed, unsecured credit facility with a group of twenty-three banks which is scheduled to expire in June 2002. CSC plans to establish a similar facility to replace this one when it expires. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of tangible net worth, and Schwab and SCM to maintain specified levels of net capital, as defined. This facility was unused at December 31, 2001 and 2000.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $845 million at December 31, 2001. CSC has access to $665 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab, while the credit line provided by another one of these banks includes a sub-limit on credit available to CSC. There were no borrowings outstanding under these lines at December 31, 2001 and 2000.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with eleven banks in favor of the OCC aggregating $805 million at December 31, 2001. Schwab pays a fee to maintain these letters of credit. No funds were drawn under these letters of credit at December 31, 2001 and 2000.

Other short-term borrowings include Federal Home Loan Bank System borrowings, federal funds purchased, securities sold under agreements to repurchase and other borrowed funds. At December 31, 2001 and 2000, these other short-term borrowings totaled $578 million and $339 million, respectively,

tabular amounts in millions, except per share and option price amounts

with weighted-average interest rates ranging from 1.71% to 3.69% and 5.81% to 6.76%, respectively.

14. LONG-TERM DEBT

Long-term debt consists of the following:

December 31,	2001	2000
Senior Medium-Term Notes, Series A	$679	$718
8.414% Trust Preferred Capital Securities	50	50
Other	1	2
Total	$730	$770

The aggregate principal amount of Senior Medium-Term Notes, Series A (Medium-Term Notes) outstanding at December 31, 2001 had maturities ranging from 2002 to 2010 and fixed interest rates ranging from 6.04% to 8.05%. The aggregate principal amount of Medium-Term Notes outstanding at December 31, 2000 had fixed interest rates ranging from 5.96% to 8.05%. At December 31, 2001 and 2000, the Medium-Term Notes carried a weighted-average interest rate of 7.27% and 7.26%, respectively.

The Trust Preferred Capital Securities qualify as tier 1 capital under guidelines of the Federal Reserve Board and have no voting rights. Holders of the Trust Preferred Capital Securities are entitled to receive cumulative cash distributions semi-annually. The Company has the right to redeem the Trust Preferred Capital Securities prior to their stated maturity of February 1, 2027, on or after February 1, 2007, upon approval (if then required) of the Federal Reserve Board.

The estimated fair value of long-term debt was $765 million and $785 million at December 31, 2001 and 2000, respectively.

Annual maturities on long-term debt outstanding at December 31, 2001 are as follows:

2002	$114
2003	100
2004	81
2005	56
2006	68
Thereafter	311
Total	$730

15. TAXES ON INCOME

Income tax expense is as follows:

Year ended December 31,	2001	2000	1999
Current:			
Federal	$ 201	$475	$376
State	35	65	60
Total current	236	540	436
Deferred:			
Federal	(70)	(24)	(2)
State	(9)	(3)	(1)
Total deferred	(79)	(27)	(3)
Taxes on income	157	513	433
Current tax expense on extraordinary gain	(100)		
Taxes on income before extraordinary gain	$ 57	$513	$433

The above amounts do not include tax benefits from the exercise of stock options and the vesting of restricted stock awards, which for accounting purposes are credited directly to additional paid-in capital. Such tax benefits reduced income taxes paid by $37 million in 2001, $190 million in 2000 and $215 million in 1999. The above amounts also do not include a tax benefit of $140 million in 2000 from the conversion of unexercised USTC stock options into shares of CSC's common stock. Additionally, the above deferred amounts do not include tax expenses or benefits related to intangible assets recorded in connection with the acquisition of CyberTrader, and other comprehensive income (loss).

The temporary differences that created deferred tax assets and liabilities, included in other assets, and accrued expenses and other liabilities, are detailed below:

December 31,	2001	2000
Deferred tax assets:		
Deferred compensation and employee benefits	$152	$147
Reserves and allowances	128	47
Net loss on cash flow hedging instruments	23	
Trust and fiduciary activities	10	8
Property and equipment leasing	7	6
Other	9	7
Total deferred assets	329	215
Deferred tax liabilities:		
Capitalized internal-use software development costs	(70)	(61)
Net unrealized (gains) losses on securities available for sale	(5)	2
Depreciation and amortization	(5)	(11)
State and local taxes	(3)	(2)
Asset valuation	(1)	7
Total deferred liabilities	(84)	(65)
Net deferred tax asset	$245	$150

The Company determined that no valuation allowance against deferred tax assets at December 31, 2001 and 2000 was necessary.

The effective income tax rate on income before extraordinary gain differs from the amount computed by applying the federal statutory income tax rate as follows:

Year ended December 31,	2001	2000	1999
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.6	3.4	3.5
Goodwill amortization	14.8	1.3	.2
Variable life insurance	(6.5)		
Restructuring of international operations	(4.9)		
Merger-related costs		1.3	
Non-deductible penalties	2.6		
Other charges	(.4)	.7	.7
Effective income tax rate	42.2%	41.7%	39.4%

In 2001, the effective income tax rate including the extraordinary gain was 44.1%.

16. EMPLOYEE INCENTIVE AND DEFERRED COMPENSATION PLANS

The Company's employee incentive and deferred compensation plans consist of CSC's and U.S. Trust's plans that were in effect prior to the merger with USTC. The following summarizes such plans.

Stock Option Plans

The Company's stock incentive plans provide for granting options to employees, officers and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant.

The Company granted to all non-officer employees 26 million, 11 million and 6 million options in 2001, 2000 and 1999,[a] respectively.

A summary of option activity follows:

	2001		2000		1999[a]	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	97	$16.46	90	$10.31	100	$ 5.10
Granted[1]	68	$15.43	29	$26.27	19	$27.10
Exercised	(6)	$ 4.73	(20)	$ 2.74	(26)	$ 2.15
Canceled	(6)	$24.10	(2)	$20.15	(3)	$12.26
Outstanding at end of year	153	$16.20	97	$16.46	90	$10.31
Exercisable at end of year	54	$11.31	38	$ 7.02	40	$ 3.71
Available for future grant at end of year	50		22		37	
Weighted-average fair value of options granted during the year[1]		$ 7.26		$15.44		$12.34

(1) In 2000, 3 million options were granted and exchanged for outstanding options of CyberTrader. The exercise prices for individual options granted retained the excess of the market value over the exercise price on each CyberTrader option canceled. The weighted-average exercise price of these options is $1.04 and the weighted-average fair value is $28.27. The remaining 26 million options were granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant. The weighted-average exercise price of these options is $29.23 and the weighted-average fair value is $13.93.

(a) 1999 stock options were granted prior to the merger with USTC, and therefore did not include U.S. Trust employees.

tabular amounts in millions, except per share and option price amounts

Options outstanding and exercisable are as follows:

December 31, 2001

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 1.00 to $ 7.00	21	4.0	$ 3.97	21	$ 3.96
$ 7.01 to $10.00	20	6.0	$ 8.33	14	$ 8.30
$10.01 to $15.00	25	9.0	$11.97	4	$12.13
$15.01 to $19.00	31	9.4	$15.41		$16.25
$19.01 to $26.00	26	7.8	$21.86	10	$21.82
$26.01 to $40.00	30	8.3	$29.62	5	$29.95
$ 1.00 to $40.00	153	7.7	$16.20	54	$11.31

The following tables summarize U.S. Trust's option activities. On the closing date of the merger with USTC, 8 million USTC stock options were converted into shares of CSC's common stock based upon the excess of the market value over the exercise price of the unexercised stock options as of that date, net of the number of shares required to satisfy the participant's payroll tax withholding obligation.

	2000		1999	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	13	$8.39	12	$ 6.96
Granted			2	$14.86
Exercised	(5)	$7.06	(1)	$ 5.37
Converted into CSC's common stock	(8)	$9.15		
Outstanding at end of year			13	$ 8.39
Exercisable at end of year			5	$ 6.19
Available for future grant at end of year			3	
Weighted-average fair value of options granted during the year				$ 4.53

The fair value of each option granted is estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Company(b)			USTC
	2001	2000	1999	1999
Expected dividend yield	.30%	.40%	.50%	1.10%
Expected volatility	50%	48%	46%	29%
Risk-free interest rate	4.3%	6.0%	5.5%	4.6%
Expected life (in years)	5	5	5	5

The Company applies Accounting Principles Board Opinion No. 25 — Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans under which there is generally no charge to earnings, except for restructuring-related expense for officers' stock option compensation. Had compensation expense for the Company's options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS No. 123 — Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts presented below:

Year ended December 31,		2001	2000	1999
Net Income:	As reported	$199	$718	$666
	Pro forma	$ 32	$606	$605
Basic Earnings Per Share:	As reported	$ .14	$ .53	$ .51
	Pro forma	$ .02	$ .45	$ .46
Diluted Earnings Per Share:	As reported	$ .14	$ .51	$ .49
	Pro forma	$ .02	$ .43	$ .44

Restricted Stock Plans

The Company's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from sale and generally vest over a four-year period, but some vest based upon the Company achieving certain financial or other measures. The fair market value of shares associated with the restricted stock awards is recorded as unamortized stock-based compensation in stockholders' equity and is amortized to compensation expense over the vesting periods.

(b) The assumptions for 1999 relate to options granted prior to the merger with USTC which did not include U.S. Trust employees.

Restricted stock information is as follows:[c]

	2001	2000	1999
Restricted stock awards		1	2
Average market price of awarded shares	$18.15	$27.73	$24.99
Restricted shares outstanding (at year end)	5	8	9
Restricted stock expense and amortization	$ 27	$ 32	$ 25

Other Deferred Compensation Plans

The Company sponsors deferred compensation plans for both officers and non-employee directors. The Company's unfunded deferred compensation plan for officers permits participants to defer the payment of certain cash compensation. The deferred compensation liability was $199 million and $195 million at December 31, 2001 and 2000, respectively. The Company's unfunded deferred compensation plan for non-employee directors permits participants to defer receipt of all or a portion of their directors' fees and to receive either a grant of stock options, or upon ceasing to serve as a director, the number of shares of CSC's common stock that would have resulted from investing the deferred fee amount into CSC's common stock.

In 1999, the Company issued 111,000 shares of CSC's common stock and placed such shares into a trust to settle the directors' deferred compensation liability. In accordance with EITF No. 97-14 — Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested, assets of the trust are consolidated with those of the Company and the value of CSC's common stock held in the stock trust is classified in stockholders' equity in a manner similar to treasury stock. The shares and the corresponding obligation to directors are shown as separate components of stockholders' equity in the Company's consolidated statement of stockholders' equity.

17. RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

The Company's retirement and other employee benefit plans consist of CSC's and U.S. Trust's plans that were in effect prior to the merger with USTC. The following summarizes such plans.

Retirement Plans

Eligible employees of the Company who have met certain service requirements may participate in the Company's qualified retirement plan, the SchwabPlan 401(k) Retirement Savings and Investment Plan (SchwabPlan). The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company. Total company contribution expense was $49 million in 2001, $78 million in 2000 and $74 million in 1999.

In 2000, the final payment on the Company's note receivable from the employee stock ownership plan (ESOP) was received and all remaining shares were allocated to eligible participants. The fair value of shares released for allocation to employees through the ESOP was recognized by the Company as compensation and benefits expense — $31 million in 2000 and $3 million in 1999. At December 31, 2000, the ESOP held a total of 42 million shares of common stock. In 2001, substantially all shares held in the Company's ESOP were converted into units and transferred to the Schwab Equity Unit Fund in the SchwabPlan.

U.S. Trust sponsors a 401(k) Plan and ESOP covering all U.S. Trust employees who have met the specified service requirement. Effective January 1, 1999, U.S. Trust began matching certain employees' U.S. Trust 401(k) plan contributions in the form of common stock. Total contribution expense under the U.S. Trust 401(k) Plan was $7 million in 2001 and $4 million in 2000. At December 31, 2001 and 2000, the U.S. Trust ESOP held a total of 7 million and 8 million shares of common stock, respectively.

Pension and Other Postretirement Benefits

U.S. Trust provides a trusteed, noncontributory, qualified defined benefit pension plan to substantially all U.S. Trust employees. Benefits are based upon years of service, average compensation over the final years of service and the social security covered compensation. U.S. Trust uses the projected unit credit cost method to compute the vested benefit obligation, where the vested benefit obligation is the actuarial present value of the vested benefits to which the employee is entitled based on the employee's expected date of separation or retirement.

In addition, U.S. Trust provides certain health care and life insurance benefits which are unfunded for all employees,

(c) 1999 restricted stock awards were granted prior to the merger with USTC, and therefore did not include U.S. Trust employees.

tabular amounts in millions, except per share and option price amounts

certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

The following table summarizes the components of retirement and postretirement benefit expenses (credits), the funded status of U.S. Trust's qualified retirement plan, changes in the benefit obligations related to these plans and the major assumptions used to determine these amounts.

The assumed rate of future increases in per capita cost of health care benefits (the health care cost trend rate) is 13.0% in 2001, decreasing gradually to 5.5% in the year 2009. A one percentage point change in the assumed health care cost trend rates would not have a material effect on the postretirement benefit obligation.

	2001			2000			1999		
	Pension Plan	Health & Life	Total	Pension Plan	Health & Life	Total	Pension Plan	Health & Life	Total
Components of expense (credit):									
Service cost and expenses	$ 9		$ 9	$ 8		$ 8	$ 9		$ 9
Interest cost	17	$ 1	18	16	$ 1	17	15	$ 1	16
Actual (gain) loss on plan assets	78		78	(9)		(9)	(84)		(84)
Other net amortizations and deferrals	(116)		(116)	(25)		(25)	59		59
Net expense (credit)[1]	$ (12)	$ 1	$ (11)	$ (10)	$ 1	$ (9)	$ (1)	$ 1	
Change in plan assets:									
Fair value of plan assets at beginning of year	$ 369			$ 367			$ 291		
Actual gain (loss) on plan assets	(78)			9			85		
Employer contribution		$ 1			$ 1			$ 2	
Benefits and expenses paid	(10)	(1)		(7)	(1)		(9)	(2)	
Fair value of plan assets at end of year	$ 281			$ 369			$ 367		
Change in benefit obligation:									
Benefit obligation at beginning of year	$ 211	$ 20		$ 200	$ 19		$ 220	$ 21	
Service cost	9			8			9		
Interest cost	17	1		16	2		15	2	
Actuarial (gain) loss	16			(6)			(35)	(2)	
Benefits paid	(9)	(1)		(7)	(1)		(9)	(2)	
Amendments	4								
Benefit obligation at end of year	$ 248	$ 20		$ 211	$ 20		$ 200	$ 19	
Prepaid (accrued) cost:									
Excess of plan assets over benefit obligation	$ 34	$(20)		$ 158	$(20)		$ 166	$(19)	
Unrecognized cumulative net (gains) losses	10	(1)		(120)	(1)		(136)	(1)	
Unrecognized prior service cost	5	(1)		1	(1)		1	(2)	
Unrecognized net liability (asset) at date of initial application				(2)			(5)		
Prepaid (accrued) cost	$ 49	$(22)		$ 37	$(22)		$ 26	$(22)	
Discount rate	7.50%	7.50%		8.00%	8.00%		8.00%	8.00%	
Rate of increase in salary[2]	6.10%	6.10%		6.10%	6.10%		6.00%	6.00%	
Health care cost trend rate	N/A	13.00%		N/A	8.00%		N/A	8.50%	
Expected rate of return on plan assets	9.00%	N/A		9.00%	N/A		9.00%	N/A	

(1) The pension expense (credit) and postretirement benefit expense (credit) are determined using the assumptions as of the beginning of the year. The benefit obligations and the funded status are determined using the assumptions as of the end of the year.

(2) The rate of increase in compensation is based on an age-related table with assumed rates of increase in compensation ranging from 9.0% to 3.5%. The amount shown is the average assumed rate of increase for the given plan year.

N/A Not applicable.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) represents cumulative gains and losses that are not reflected in earnings. The components of accumulated other comprehensive income (loss) are as follows:

	2001	2000	1999
Net loss on cash flow hedging instruments, net of tax:			
Cumulative effect of accounting change for adoption of SFAS No. 133	$(12)		
Change during the year	(19)		
Ending balance	$(31)		
Foreign currency translation adjustment:			
Beginning balance	$(11)	$ 5	$ 2
Change during the year	(2)	(16)	3
Ending balance	$(13)	$(11)	$ 5
Net unrealized gain (loss) on securities available for sale, net of tax:			
Beginning balance	$ (3)	$(13)	$ 4
Net unrealized gain (loss) arising during the year	5	10	(17)
Reclassification adjustment for realized loss included in net income	5		
Ending balance	$ 7	$ (3)	$(13)
Total accumulated other comprehensive income (loss), net of tax:			
Beginning balance	$(14)	$ (8)	$ 6
Change during the year	(23)	(6)	(14)
Ending balance	$(37)	$(14)	$ (8)

19. EARNINGS PER SHARE

Basic earnings per share (EPS) excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in EPS that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share under the basic and diluted computations are as follows:

Year ended December 31,	2001	2000	1999
Net income	$ 199	$ 718	$ 666
Weighted-average common shares outstanding — basic	1,373	1,360	1,310
Common stock equivalent shares related to stock incentive plans	26	44	63
Weighted-average common shares outstanding — diluted	1,399	1,404	1,373
Basic earnings per share:			
Income before extraordinary gain	$ .06	$ .53	$ .51
Extraordinary gain, net of tax	$ .08		
Net income	$ .14	$ .53	$ .51
Diluted earnings per share:			
Income before extraordinary gain	$ .06	$ .51	$ .49
Extraordinary gain, net of tax	$ .08		
Net income	$ .14	$ .51	$ .49

The computation of diluted EPS for the years ended December 31, 2001, 2000 and 1999, respectively, excludes outstanding stock options to purchase 83 million, 13 million and 8 million shares, respectively, because the exercise prices for those options were greater than the average market price of the common shares, and therefore the effect would be antidilutive.

20. REGULATORY REQUIREMENTS

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the Act).

The Gramm-Leach-Bliley Act (the GLB Act), permits financial holding companies to engage in activities that are financial in nature, including banking, securities brokerage, underwriting, dealing in or making a market in securities, investment management services and insurance activities. The Federal Reserve Board may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the Federal Reserve Board believes that the company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an

tabular amounts in millions, except per share and option price amounts

acquisition, or retain ownership of a company and the Federal Reserve Board may take actions as appropriate to enforce applicable federal law.

Federal Reserve Board policy provides that a bank holding company generally should not pay cash dividends unless its net income is sufficient to fully fund the dividends and the company's prospective retained earnings appear to be sufficient to meet the capital needs, asset quality and overall financial condition of the holding company and its depository institution subsidiaries.

CSC's primary depository institution subsidiary is U.S. Trust NY. The operations and financial condition of CSC's depository institution subsidiaries are subject to regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing: transactions with CSC and its non-depository institution subsidiaries, loans and other extensions of credit, investments or asset purchases, or otherwise financing or supplying funds to CSC; dividends; investments; and aspects of CSC's operations. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. CSC, U.S. Trust and their U.S.-based insured depository institution subsidiaries must meet regulatory capital guidelines adopted by the federal banking agencies. Under the Federal Deposit Insurance Act, the banking regulatory agencies are permitted or, in certain cases, required to take certain substantial restrictive actions with respect to institutions falling within one of the lowest three of five capital categories.

On July 11, 2001 USTC and U.S. Trust NY (collectively, USTC/USTNY) entered into a cease and desist order (the order) with the Federal Reserve Board and the Superintendent of Banks of the State of New York (State). Under the order, USTC/USTNY neither admitted nor denied that it had violated any law, but was required to pay a $5 million penalty to the Federal Reserve Board and a $5 million penalty to the State for alleged violations of various reporting and recordkeeping requirements. There was no allegation that client assets were exposed to any risk of loss, nor that there were any evidence or misappropriation or misuse of client funds on the part of any USTC/USTNY employee. In addition, the order required USTC/USTNY to take a number of steps to review and improve its risk management processes and systems with respect to the Bank Secrecy Act and banking and securities laws and to provide regular reports to regulators concerning the progress of such measures.

USTC/USTNY reached an agreement with the regulators on a plan to improve risk management processes and systems in response to the order. Although the order remains in effect, the Company believes the measures USTC/USTNY have taken, and have committed to take in the future, will be sufficient to address substantially all of the issues identified in the order in a timely manner.

Under the Act, the Federal Reserve Board has established consolidated capital requirements for bank holding companies. CSC is subject to those guidelines. The GLB Act prohibits the Federal Reserve Board from imposing capital requirements on functionally regulated non-depository institution subsidiaries of a financial holding company, such as broker-dealers and investment advisors.

The Company's, U.S. Trust's and U.S. Trust NY's regulatory capital and ratios are as follows:

	2001		2000	
December 31,	Amount	Ratio[1]	Amount	Ratio[1]
Tier 1 Capital:				
Company	$3,606	19.8%	$3,678	14.6%
U.S. Trust	$ 564	16.0%	$ 556	20.3%
U.S. Trust NY	$ 319	11.2%	$ 370	16.7%
Total Capital:				
Company	$3,632	19.9%	$3,710	14.7%
U.S. Trust	$ 585	16.6%	$ 577	21.0%
U.S. Trust NY	$ 337	11.8%	$ 388	17.5%
Leverage:				
Company	$3,606	9.7%	$3,678	10.4%
U.S. Trust	$ 564	8.9%	$ 556	11.1%
U.S. Trust NY	$ 319	6.3%	$ 370	9.4%

(1) Minimum tier 1 capital, total capital and tier 1 leverage ratios are 4%, 8% and 3%–5%, respectively, for bank holding companies and banks. Well-capitalized tier 1 capital, total capital and tier 1 leverage ratios are 6%, 10% and 5%, respectively. Each of CSC's other depository institution subsidiaries exceed the well-capitalized standards set forth by the banking regulatory authorities.

Based on their respective regulatory capital ratios at December 31, 2001 and 2000, the Company, U.S. Trust and U.S. Trust NY are considered well capitalized (the highest category). There are no conditions or events that management believes have changed the Company's, U.S. Trust's and U.S. Trust NY's well-capitalized status.

To remain a financial holding company, each of CSC's depository institution subsidiaries must be well capitalized and well managed. In addition, each of CSC's insured depository institution subsidiaries must be rated "satisfactory" or better on the institutions' records of meeting the credit needs of their communities under the Community Reinvestment Act of 1977

in order for CSC to engage in new financial activities or, with certain limited exceptions, acquire a company engaged in financial activities.

CSC's depository institution subsidiaries are required, under federal regulations, to maintain reserve balances at the Federal Reserve Bank based on deposit levels. These amounts are included in cash and investments segregated and on deposit for federal or other regulatory purposes. The average balances were $62 million in 2001 and $55 million in 2000.

Schwab and SCM are subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule). Schwab and SCM compute net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar amount, which is based on the type of business conducted by the broker-dealer. The minimum dollar amount for both Schwab and SCM is $1 million. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement. At December 31, 2001, Schwab's net capital was $1.2 billion (12% of aggregate debit balances), which was $968 million in excess of its minimum required net capital and $673 million in excess of 5% of aggregate debit balances. At December 31, 2001, SCM's net capital was $14 million, which was $13 million in excess of its minimum required net capital.

Schwab, SCM and CSE had portions of their cash and investments segregated for the exclusive benefit of clients at December 31, 2001, in accordance with applicable regulations.

21. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has noncancelable operating leases for office space and equipment. Future minimum rental commitments, including guaranteed residual values, under these leases at December 31, 2001 are as follows:

2002	$ 267
2003	240
2004	203
2005	349
2006	122
Thereafter	632
Total	$1,813

Certain leases contain provisions for renewal options, purchase options and rent escalations based on increases in certain costs incurred by the lessor. Rent expense was $365 million in 2001, $298 million in 2000 and $218 million in 1999. At December 31, 2001, the Company had other commitments totaling $20 million, which include a guarantee on a bank credit facility and committed capital contributions to venture capital funds.

During 2001, the Company began occupying and making lease payments on a newly renovated office building. The lease for the building was arranged by working with a bank to create an unconsolidated special purpose trust (Trust). The Trust, through an agent, raised the $245 million needed to acquire and renovate the building by issuing long-term debt ($235 million) and raising equity capital ($10 million). The Company's lease payments to the Trust vary with fluctuations in interest rates and are structured to cover the interest on the debt obligations and a specified return on the equity. This financing arrangement is known as a synthetic lease. Upon the expiration of the lease in June 2005, the Company may renew the lease for an additional five years subject to certain approvals and conditions, or arrange a sale of the office building to a third party. The Company also has an option to purchase the office building for $245 million at any time after June 18, 2003. The Company has provided the Trust with a residual value guarantee, which means that if the building is sold to a third party the Company is responsible for making up any shortfall between the actual sales price and the $245 million funded by the Trust,

tabular amounts in millions, except per share and option price amounts

up to a maximum of $202 million. The Company has recently obtained a preliminary appraisal of $200 million for the estimated value of the building at the end of the lease term. The shortfall in estimated value below $245 million will be recorded as expense using the straight-line method over the remaining term of the lease.

In March 2000, three purported class action complaints were filed against U.S. Trust Company, N.A. (USTC, N.A.) in the U.S. District Court in Louisiana. All three suits are brought on behalf of participants in an employee stock ownership plan (UC ESOP) sponsored by United Companies Financial Corporation (United Companies), which is currently in bankruptcy proceedings in Delaware. Plaintiffs allege that USTC, N.A., as directed trustee of UC ESOP, breached its fiduciary duties under the Employee Retirement Income Security Act of 1974 by failing to diversify the assets of UC ESOP. Damages were not specified. In November 2000, the plaintiffs filed a consolidated complaint for all three purported class actions, which USTC, N.A. answered, denying all liability. In December 2001, plaintiffs and USTC, N.A. reached a tentative settlement. Under the terms of this settlement, plaintiffs would release USTC, N.A. of all liability. Other than an insignificant deductible, the settlement payment would be paid from insurance coverage. The settlement is expected to be presented to the court for its approval after notice to members of the class.

In 2001, three purported class action complaints and a number of related individual cases were filed against U.S. Trust NY and other defendants. In some of these cases, USTC, N.A. was also named as a defendant. The plaintiffs in all of these cases are former personal injury plaintiffs (Payees) who are entitled to future payments under "structured settlement" agreements. The settlement payments are obligations of Stanwich Financial Services Corp. (Stanwich), as Trustor of certain Trusts, and Stanwich has defaulted on certain of those obligations. USTC, N.A. served as Trustee of the Trusts from approximately December of 1992 to March of 1994, and U.S. Trust NY served as Trustee from approximately September 1998 until its recent resignation. At some time during the period from March of 1994 to September of 1998, while an unrelated trust company was the Trustee of the Trusts, the U.S. Treasury securities held by the trusts were pledged as collateral for a loan or loans and then lost through foreclosure. The class actions and all but two of the individual cases have been filed in California, and have been consolidated. The other two individual cases have been filed in Montana. In the complaints now applicable to the cases, the plaintiffs allege that, as Trustee during their respective tenures, U.S. Trust NY and USTC, N.A. owed certain duties to the Payees, and breached those duties in various ways. The plaintiffs in these cases seek unspecified compensatory damages, punitive damages and other relief. In the cases, U.S. Trust NY and USTC, N.A. have answered the complaints, denying the material allegations and raising affirmative defenses, and have filed cross-complaints for indemnity against other defendants in the cases. U.S. Trust NY and USTC, N.A. intend to defend the cases vigorously.

On October 24, 2001, partnership and individual plaintiffs filed a complaint in the United States District Court in California (Betker Action) against U.S. Trust Company of Texas, N.A. (US Trust Texas) and other defendants, including USTC, in which the plaintiffs seek to hold the defendants liable for losses that the plaintiffs sustained in connection with the defaults of certain bond offerings (Heritage Bond Offerings). On November 26, 2001, the receiver for certain bond funds (Heartland Funds), filed a complaint in the U.S. District Court of Illinois (Heartland Action) against US Trust Texas, seeking to hold it liable for losses allegedly sustained by the Heartland Funds in connection with the Heritage Bond Offerings. On November 30, 2001, a plaintiff filed a purported class action complaint in California state court (Kivenson Class Action), against US Trust Texas, and other defendants, including USTC. The Kivenson Class Action seeks to hold defendants liable for losses allegedly sustained by the putative class in connection with the Heritage Bond Offerings.

US Trust Texas was indenture trustee under various Indentures executed in connection with the Heritage Bond Offerings. Although USTC sold its corporate trust business in 2001, under the sale agreement, USTC retains responsibility for certain litigation, including these cases. In the complaints, the plaintiffs allege that, as indenture trustee, US Trust Texas breached certain duties owed to the plaintiffs. The plaintiffs in the Betker Action and the Kivenson Class Action seek unspecified compensatory damages, punitive damages and other relief. The representative plaintiff in the Heartland Action seeks compensatory damages in excess of $4.8 million, punitive damages and other relief. US Trust Texas and USTC have not yet answered any of these complaints. They intend to defend all of these cases vigorously.

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. The ultimate outcome of the legal proceedings described above and the various other lawsuits, arbitration proceedings, and claims pending against the Company cannot be determined at this time, and the results of these legal proceedings cannot be predicted with certainty.

There can be no assurance that these legal proceedings will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of these actions will not have a material adverse impact on the financial condition or operating results of the Company.

22. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE-SHEET RISK OR CREDIT RISK

Through Schwab and SCM, the Company loans client securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and by requiring additional cash as collateral when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades.

Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow Schwab to sell or repledge those securities in accordance with federal regulations. Schwab was allowed, under such regulations, to sell or repledge securities with a market value of $13.1 billion and $22.3 billion at December 31, 2001 and 2000, respectively. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $894 million and $477 million at December 31, 2001 and 2000, respectively, and the market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $554 million and $864 million at December 31, 2001 and 2000, respectively. The market value of Schwab's client securities pledged to fulfill Schwab's and SCM's proprietary short sales was $15 million and $27 million at December 31, 2001 and 2000, respectively. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these pledged securities was $247 million and $6 million at December 31, 2001 and 2000, respectively. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $1 million and $3 million at December 31, 2001 and 2000, respectively.

In the normal course of its margin lending activities, Schwab may be liable for the margin requirement of client margin securities transactions. As clients write options or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

In its capacity as market maker, SCM maintains inventories in Nasdaq and other securities on both a long and short basis. While long inventory positions represent SCM's ownership of securities, short inventory positions represent SCM's obligations to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to SCM as market values of securities fluctuate. Also, the Company maintains inventories on both a long and short basis in exchange-listed securities relating to its specialist operations and proprietary equity trading operations. The Company also maintains inventories in securities on a long basis relating to its fixed income operations. The Company could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by the Company. Additionally, the Company may purchase or sell exchange-traded futures and options to offset market risk on these inventories. The notional amount of such derivatives was $148 million and $66 million at December 31, 2001 and 2000, respectively. The estimated fair value of such derivatives was not material to the Company's consolidated balance sheets at December 31, 2001 and 2000.

tabular amounts in millions, except per share and option price amounts

Schwab and U.S. Trust enter into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2001 and 2000, the market value of collateral received in connection with resale agreements that is available to be repledged or sold is $15.3 billion and $7.3 billion, respectively.

At December 31, 2001 and 2000, financial instruments in the amount of $809 million and $421 million, respectively, were pledged to secure public deposits, to qualify for fiduciary powers and for other purposes or as collateral for borrowings. Included in the above amounts at December 31, 2001 and 2000, the fair value of collateral pledged under repurchase agreements that is available to be repledged or sold by the counterparties is $184 million and $101 million, respectively.

In the normal course of business, U.S. Trust enters into various transactions involving off-balance sheet financial instruments to meet the needs of its clients and to reduce its own exposure to interest rate risk. The credit risk associated with these instruments varies depending on the creditworthiness of the client and the value of any collateral held. Collateral requirements vary by type of instrument. The contractual amounts of these instruments represent the amounts at risk should the contract be fully drawn upon, the client default, and the value of any existing collateral become worthless.

Credit-related financial instruments include firm commitments to extend credit (firm commitments) and standby letters of credit. Firm commitments are legally binding agreements to lend to a client that generally have fixed expiration dates or other termination clauses, may require payment of a fee and are not secured by collateral until funds are advanced. Collateral held includes marketable securities, real estate mortgages or other assets. The majority of U.S. Trust's firm commitments are related to mortgage lending to private banking clients. Firm commitments totaled $586 million and $429 million at December 31, 2001 and 2000, respectively. Standby letters of credit are conditional commitments issued by U.S. Trust to guarantee the performance of a client to a third party. Standby letters of credit outstanding at December 31, 2001 and 2000 amounted to $77 million and $78 million, respectively. Standby letters of credit are generally partially or fully collateralized by cash, marketable equity securities, marketable debt securities (including corporate and U.S. Treasury debt securities) and other assets.

As part of its overall asset and liability management process, U.S. Trust utilizes Swaps as hedges of the interest rate risk associated with variable rate deposits from banking clients. The market values of Swaps can vary depending on movements in interest rates. The amounts at risk upon default are generally limited to the unrealized market value gains of the Swaps, if any. The risk of default depends on the creditworthiness of the counterparty. U.S. Trust evaluates the creditworthiness of its counterparties as part of its normal credit review procedures. At December 31, 2001 and 2000, the Company was a counterparty to Swaps with a total notional principal amount of $930 million and $1.0 billion, respectively. Outstanding Swaps had a weighted-average maturity of approximately 2.6 years at December 31, 2001 and 3.3 years at December 31, 2000. The estimated fair value of the Swaps was not material to the Company's consolidated balance sheets at December 31, 2001 and 2000.

23. SEGMENT INFORMATION

Segments are defined as components of a company in which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company structures its segments according to its various types of clients and the services provided to those clients. These segments have been aggregated, based on similarities in economic characteristics, types of clients, services provided, distribution channels and regulatory environment, into four reportable segments — Individual Investor, Institutional Investor, Capital Markets and U.S. Trust. The Individual Investor segment includes Schwab's domestic and international retail operations. The Institutional Investor segment provides custodial, trading and support services to independent investment managers, serves company 401(k) plan sponsors and third-party administrators, and supports company stock option plans and stock purchase programs. (The Company's mutual fund services are considered a product and not a segment. Mutual fund service fees are included in both the Individual Investor and Institutional Investor segments.) The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed and other securities primarily to broker-dealers, including Schwab,

and institutional clients. The U.S. Trust segment provides investment and wealth management, fiduciary services and private banking services to individual and institutional clients.

The accounting policies of the segments are the same as those described in note "2 — Significant Accounting Policies." The Company evaluates the performance of its segments based on adjusted operating income before taxes, which excludes non-operating revenue, restructuring and other charges, merger- and acquisition-related charges and extraordinary gains. Segment assets are not disclosed because they are not used for evaluating segment performance and deciding how to allocate resources to segments. However, capital expenditures are used in evaluating segment performance and are therefore disclosed. Intersegment revenues, defined as revenues from transactions with other segments within the Company, are not material and are therefore not disclosed. Except for the U.S. Trust segment, for which expenses are directly incurred, technology, corporate and general administrative expenses are allocated to the remaining segments generally in proportion to either their respective revenues or average full-time equivalent employees.

Financial information for the Company's reportable segments is presented in the table below. Total revenues, net interest revenue, income before taxes on income and extraordinary gain, and net income are equal to the Company's consolidated amounts as reported in the consolidated financial statements. Capital expenditures are reported gross, as opposed to net of proceeds from the sale of fixed assets.

Year ended December 31,	2001	2000	1999
Revenues			
Individual Investor	$2,531	$3,657	$2,762
Institutional Investor	827	844	635
Capital Markets	315	644	547
U.S. Trust	654	643	542
Operating revenues	4,327	5,788	4,486
Non-operating revenue[1]	26		
Total	$4,353	$5,788	$4,486

Year ended December 31,	2001	2000	1999
Interest Revenue, Net of Interest Expense			
Individual Investor	$ 616	$ 940	$ 593
Institutional Investor	134	165	106
Capital Markets	2	6	4
U.S. Trust	177	126	117
Total	$ 929	$1,237	$ 820
Operating Income Before Taxes			
Individual Investor	$ 245	$ 834	$ 680
Institutional Investor	272	290	180
Capital Markets	18	106	111
U.S. Trust[2]	112	158	128
Operating Income Before Taxes	647	1,388	1,099
Non-operating revenue[1]	26		
Restructuring and other charges[3]	(419)		
Merger- and acquisition-related charges[4]	(119)	(157)	
Income Before Taxes on Income and Extraordinary Gain	135	1,231	1,099
Tax expense on income	(57)	(513)	(433)
Extraordinary gain on sale of corporate trust business, net of tax of $100	121		
Net Income	$ 199	$ 718	$ 666
Capital Expenditures			
Individual investor	$ 203	$ 483	$ 264
Institutional investor	51	95	52
Capital markets	25	83	38
U.S. Trust	36	44	19
Total	$ 315	$ 705	$ 373
Depreciation and Amortization[5]			
Individual investor	$ 294	$ 226	$ 114
Institutional investor	51	34	26
Capital markets	26	23	17
U.S. Trust	33	25	24
Total	$ 404	$ 308	$ 181

(1) Primarily consists of a gain on the sale of an investment.
(2) Excludes an extraordinary pre-tax gain of $221 million from the sale of USTC's Corporate Trust business for 2001.
(3) Restructuring charges primarily include costs relating to workforce, facilities, systems hardware, software and equipment reductions. Other charges include a regulatory fine, professional service fees for operational and risk management remediation, and the write-off of certain software development costs.
(4) Includes professional fees, change-in-control and retention program compensation, and other expenses related to the merger with USTC, and goodwill and intangible asset amortization and retention program compensation related to the acquisition of CyberTrader.
(5) Includes goodwill amortization.

tabular amounts in millions, except per share and option price amounts

Fees received from Schwab's proprietary mutual funds represented approximately 18% of the Company's consolidated revenues in 2001 and 11% in both 2000 and 1999. Except for Schwab's proprietary mutual funds, which are considered a single client for purposes of this computation, no single client accounted for more than 10% of the Company's consolidated revenues in 2001, 2000 and 1999. Substantially all of the Company's revenues and assets are attributed to or located in the U.S. The percentage of Schwab's total client accounts located in California was approximately 27% at both December 31, 2001 and 2000 and 25% at December 31, 1999.

24. SUPPLEMENTAL CASH FLOW INFORMATION

Year ended December 31,	2001	2000	1999
Income taxes paid	$218	$ 240	$182
Interest paid:			
Brokerage clients cash balances	$706	$1,068	$701
Deposits from banking clients	128	155	116
Long-term debt	56	47	30
Stock-lending activities	20	42	31
Short-term borrowings	25	19	7
Other	5	3	7
Total interest paid	$940	$1,334	$892
Non-cash investing and financing activities:			
Common stock and options issued for purchases of businesses	$ 71	$ 529	$ 45

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

in millions, except per share data and ratios

		Revenues	Expenses Excluding Interest	Net Income (Loss)(1)	Weighted-Average Common Shares — Diluted	Basic Earnings (Loss) Per Share(2)	Diluted Earnings (Loss) Per Share(2)	Dividends Declared Per Common Share(3)	Range of Common Stock Price Per Share	Range of Price/ Earnings Ratio(4)
2001 BY QUARTER(5)										
Fourth		**$1,059**	**$1,088**	**$(13)**	**1,362**	**$(.01)**	**$(.01)**	**$.0110**	**$16.30–10.38**	**116–74**
Third		**1,023**	**997**	**13**	**1,395**	**.01**	**.01**	**.0110**	**16.18– 8.13**	**65–33**
Second		**1,071**	**1,097**	**102**	**1,405**	**.07**	**.07**	**.0110**	**23.18–13.14**	**68–39**
First		**1,200**	**1,036**	**97**	**1,410**	**.07**	**.07**	**.0110**	**33.00–14.50**	**92–40**
2000 BY QUARTER(6)										
Fourth		$1,335	$1,109	$139	1,414	$ .10	$ .10	$.0110	$35.88–25.69	70–50
Third	dividend increase	1,323	1,083	142	1,415	.10	.10	.0110	40.50–30.00	74–55
Second	stock split	1,404	1,151	137	1,407	.10	.09	.0094	40.58–24.00	72–43
First		1,726	1,214	300	1,390	.23	.22	.0093	44.75–22.46	76–38
1999 BY QUARTER										
Fourth		$1,274	$ 959	$190	1,374	$ .15	$ .14	$.0094	$31.17–17.96	64–37
Third	stock split	1,015	779	144	1,376	.11	.11	.0093	37.67–21.33	84–47
Second		1,117	835	171	1,377	.13	.12	.0093	51.67–26.67	123–64
First		1,080	814	161	1,366	.12	.12	.0093	32.67–16.96	88–46
1998 BY QUARTER										
Fourth	dividend increase/stock split	$ 905	$ 703	$122	1,349	$ .10	$ .10	$.0093	$22.83– 7.03	74–23
Third		819	630	114	1,339	.08	.08	.0089	10.22– 6.17	38–23
Second		746	595	91	1,338	.08	.07	.0089	8.89– 6.58	36–26
First		708	572	83	1,345	.06	.06	.0089	9.32– 7.58	39–32
1997 BY QUARTER(7)										
Fourth	dividend increase	$ 721	$ 595	$ 76	1,346	$ .06	$ .06	$.0089	$ 9.83– 6.50	41–27
Third	stock split	706	557	90	1,339	.07	.06	.0074	8.13– 5.93	34–25
Second		621	495	76	1,333	.06	.06	.0074	6.35– 4.50	28–20
First		624	494	79	1,332	.06	.06	.0074	6.22– 4.50	27–20
1996 BY QUARTER										
Fourth		$ 567	$ 449	$ 71	1,325	$ .06	$ .06	$.0074	$ 4.87– 3.33	23–16
Third	dividend increase	512	397	67	1,321	.05	.05	.0074	3.98– 2.94	21–15
Second		571	436	80	1,319	.07	.06	.0060	3.93– 3.24	33–27
First		524	428	57	1,316	.04	.04	.0059	4.06– 2.76	45–31

(1) 2001, 2000 and 1999 include an accounting change, for certain internal-use software development costs to conform with Statement of Position 98-1, totaling $16 million, $55 million and $41 million after-tax, respectively. Excluding this accounting change, net income would have been $183 million in 2001, $663 million in 2000 and $625 million in 1999.
(2) 2001 includes the effect of an extraordinary gain of $.08 per share.
(3) Dividends declared per common share do not include dividends declared by U.S. Trust Corporation prior to the completion of the merger in 2000.
(4) Price/earnings ratio is computed by dividing the high and low market prices by diluted earnings per share for the 12-month period ended on the last day of the quarter presented.
(5) 2001 includes an extraordinary gain, non-operating revenue (which primarily consists of a gain on the sale of an investment), restructuring and other charges and merger- and acquisition-related costs totaling $208 million after-tax. Excluding this amount, net income would have been $407 million and the after-tax profit margin would have been 9.4%.
(6) 2000 includes merger- and acquisition-related costs totaling $131 million after-tax. Excluding this amount, net income would have been $849 million and the after-tax profit margin would have been 14.7%.
(7) 1997 includes charges for a litigation settlement of $24 million after-tax. Excluding this amount, net income would have been $345 million and the after-tax profit margin would have been 12.9%.

The Company's Stock Split History

Date split distributed	Split ratio	Number of shares after split(a)	Date split distributed	Split ratio	Number of shares after split(a)
December 2, 1991	3 for 2	150	September 15, 1997	3 for 2	1,011
June 1, 1993	3 for 2	225	December 11, 1998	3 for 2	1,516
March 1, 1995	3 for 2	337	July 1, 1999	2 for 1	3,032
September 1, 1995	2 for 1	674	May 30, 2000	3 for 2	4,548

(a) Assumes initial investment of 100 shares (without dividend reinvestment).

BOARD OF DIRECTORS

Charles R. Schwab □
Chairman of the Board &
Co-Chief Executive Officer.
Age 64
Director since 1986

David S. Pottruck
President &
Co-Chief Executive Officer.
Age 53
Director since 1994

Nancy H. Bechtle △ ○ □
Chairman, Sugarbowl
Corporation;
Former President &
Chief Executive Officer,
San Francisco Symphony.
Age 64
Director since 1992

C. Preston Butcher △ ○
Chairman &
Chief Executive Officer,
Legacy Partners, a
real estate development
and management firm.
Age 63
Director since 1988

Donald G. Fisher △ □
Chairman of the Board,
Gap, Inc., a nationwide
specialty retail clothing chain.
Age 73
Director since 1988

Anthony M. Frank △ ■
Chairman,
Belvedere Capital Partners,
a general partner of an
investment fund specializing
in financial institutions.
Age 70
Director since 1993

Frank C. Herringer △ □
Chairman of the Board,
Transamerica Corporation,
a financial services company.
Age 59
Director since 1996

Jeffrey S. Maurer □
Executive Vice President,
The Charles Schwab Corp.,
Chairman & Chief Executive
Officer of U.S. Trust
Corporation.
Age 54
Director since 2000

Stephen T. McLin ▲ ○
Chairman &
Chief Executive Officer,
STM Holdings LLC,
which offers merger
and acquisition advice.
Age 55
Director since 1988

Arun Sarin △ □
Chief Executive Officer
of Accel-KKR Telecom,
a venture focused on
telecommunications
industry investments.
Age 47
Director since 1998

H. Marshall Schwarz □
Former Chairman
of the Board,
U.S. Trust Corporation.
Age 65
Director since 2000

George P. Shultz ○ □
Professor Emeritus of
International Economics
at the Graduate School
of Business at Stanford
University and a
Distinguished Fellow
at the Hoover Institution.
Age 81
Director since 1997

Roger O. Walther ● □
Chairman & Chief
Executive Officer,
Tusker Corporation,
a real estate and business
management company.
Age 66
Director since 1989

EXECUTIVE COMMITTEE

Charles R. Schwab
Chairman &
Co-Chief Executive Officer

David S. Pottruck
President &
Co-Chief Executive Officer

John Philip Coghlan
Vice Chairman,
President of Schwab
Institutional

Christopher V. Dodds
Executive Vice President,
Chief Financial Officer

Lon Gorman
Vice Chairman,
President of Schwab
Capital Markets

Daniel O. Leemon
Executive Vice President,
Chief Strategy Officer

Dawn Gould Lepore
Vice Chairman,
Technology & Administration

Jeffrey S. Maurer
Executive Vice President,
Chairman &
Chief Executive Officer,
U.S. Trust Corporation

△ Audit Committee
○ Compensation Committee
□ Customer Quality Assurance Committee
Solid symbol indicates Committee Chair

THE CHARLES SCHWAB CORPORATION

Parkash P. Ahuja
Executive Vice President,
Global Support Services

William L. Atwell
Executive Vice President,
International

Walter W. Bettinger II
Executive Vice President,
Corporate Services

Jack Calhoun
Executive Vice President,
Advertising & Brand
Management

Jeremiah H. Chafkin
Executive Vice President,
Investment Advice & Products

Karen W. Chang
Executive Vice President,
Individual Investor Enterprise

Martha J. Deevy
Executive Vice President,
Client Experience &
Schwab.com

David E. Dibble
Executive Vice President,
Technology Services

Carrie E. Dwyer
Executive Vice President,
Corporate Oversight &
General Counsel

James M. Hackley
Executive Vice President,
CEO, CyberTrader

Bryce R. Lensing
Executive Vice President,
Risk & Credit Management

Jeffrey Lyons
Executive Vice President,
Asset Management
Products & Services

Frederick E. Matteson
Executive Vice President,
Technology Innovation

John P. McGonigle
Executive Vice President,
Asset Management
Products & Services

Mary S. McLeod
Executive Vice President,
Human Resources

Deborah D. McWhinney
Executive Vice President,
Services for
Investment Managers

Geoffrey J. Penney
Executive Vice President,
Chief Information Officer

Gideon Sasson
Executive Vice President,
Active Trader

Maurisa Sommerfield
Executive Vice President,
Retail Client Services

U.S. TRUST CORPORATION

Maribeth S. Rahe
President

Frederick B. Taylor
Vice Chairman & Chief
Investment Officer

Trowbridge Callaway III
Chairman & CEO,
U.S. Trust Company of Florida

Noland Cheng
Executive Vice President,
Chief Operations Officer

Evelyn S. Dilsaver
Executive Vice President,
Finance, Human Resources
and Strategy

Robert S. Dusté
Executive Vice President,
Chief Information Officer

Stephen C. Hassenfelt
Chief Operating Officer,
Investments

Paul K. Napoli
Executive Vice President,
Eastern Region

Gregory F. Sanford
President & CEO,
U.S. Trust Company, N.A.

Mark K. Talt
Executive Vice President,
Institutional Sales and Service

Broker-Dealer : A regulated firm or individual acting either as an agent or a principal in securities transactions on behalf of clients. A broker acts as an intermediary, or agent, in a securities transaction. A dealer acts on its own behalf as principal when it buys and sells securities from its own portfolio and maintains inventories of securities.

Commission : The fee charged by a broker for purchasing or selling securities on behalf of a client.

Derivative : A type of financial instrument or contract whose value is derived from the performance of an underlying financial asset, index or other investment. Examples include interest rate swaps and options.

Electronic Communications Network (ECN) : A computerized trading network that matches clients' buy and sell limit orders. As ECN prices have become widely available to the market, ECNs have gathered a larger share of the Nasdaq market. ECNs allow for the trading of stocks after the close of business for traditional exchanges and markets.

Independent Investment Manager : A regulated financial professional who manages investment portfolios for investors, charging a management fee for the services rendered.

Institutional Client : An entity whose primary purpose is to invest its own assets or those held by it in trust for others (includes pension funds, investment companies, insurance companies and banks).

Margin Loan : A loan made by a broker-dealer to a client in a margin account secured by readily marketable securities. A margin account is a brokerage account that permits an investor to purchase securities on credit using securities in the account as collateral.

Market Maker : A dealer in the over-the-counter (OTC) market who is ready to buy a specific security into, and sell that security from, its own inventory at its own risk.

Mutual Fund Marketplace : Schwab's service that provides clients with the ability to invest in over 2,000 mutual funds, including Mutual Fund OneSource service funds, from a wide variety of fund companies.

Mutual Fund OneSource : Schwab's service that offers clients access to 1,079 no-load mutual funds from many of America's most prominent fund families. Clients purchasing or selling funds that participate in OneSource pay no commissions or fees at the time of purchase or sale.

Net Capital : A regulatory measurement of a broker-dealer's financial strength, calculated by reducing its capital (essentially stockholders' equity and subordinated debt) by certain amounts. These reductions are made on an asset-by-asset basis and reflect the Securities and Exchange Commission's assessment of market, credit or operating risks associated with such assets. Net Capital is defined in the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which was adopted to create consistent capital requirements and to ensure liquidity for all registered broker-dealers.

No-Load Fund : A mutual fund operated by an investment company that does not assess a sales charge, transaction fee or commission for purchases or sales of the fund.

Operating Income : An adjusted income measure used by management in evaluating the Company's financial performance. Operating income excludes non-operating revenue, restructuring and other charges, merger- and acquisition-related charges and extraordinary items.

Over-the-Counter Market : A market in which securities transactions are negotiated through a telephone and computer network connecting dealers and brokers. Unlike a stock exchange, there is no centralized trading floor. The OTC market includes both the Nasdaq market and certain securities, known as OTC Bulletin Board and pink sheet securities, which are not listed for trading by Nasdaq or any securities exchange.

Principal : A firm or individual who owns and trades securities for its own account with clients or other broker-dealers. See also Broker-Dealer.

Proprietary Funds : Schwab's mutual funds that are administered and managed by Charles Schwab Investment Management, Inc. (CSIM) (see SchwabFunds), and U.S. Trust-advised Excelsior Funds family of mutual funds.

Revenue Trades : Includes all client trades (both domestic and international) that generate either commission revenue or revenue from principal markups. Trades with institutional clients are excluded.

SchwabFunds : Schwab's proprietary mutual funds that are administered and managed by CSIM. These include money market funds, equity index funds, bond funds, bond and cash equivalents, and asset allocation funds.

Specialist : Member of a stock exchange who executes orders for one or more securities on behalf of clients or other exchange members (who pay the specialist a commission), and who is charged with helping maintain a fair and orderly market. In this second capacity, a specialist acts as a dealer, buying and selling securities to maintain a balance between supply and demand.

CORPORATE INFORMATION

The Charles Schwab Corporation, through its subsidiaries, provided securities brokerage and related financial services for approximately 7.8 million active client accounts with approximately $846 billion in assets at year-end 2001. Our clients include domestic and international individual investors, independent investment managers, institutions, broker-dealers, and company 401(k) plan sponsors and third-party administrators.

The Charles Schwab Corporation
101 Montgomery Street, San Francisco, CA 94104 (415) 627-7000
NYSE Stock Symbol: SCH

For Customer Service
Via telephone at (800) 435-4000, on the Web at www.schwab.com
In person: 395 domestic Schwab offices, 34 U.S. Trust offices

Schwab International
International Service Center: (800) 362-1774
Outside North America: (602) 852-3500
www.schwab.com/international

News Media
Contact Corporate Communications at (415) 636-5454, or via Email at public.relations@schwab.com or online at www.aboutschwab.com.

Investor Relations
Securities analysts and investors are invited to contact Richard G. Fowler, Senior Vice President, Investor Relations at (415) 636-9869, or via Email at investor.relations@schwab.com.

Government Relations
Government and elected officials are invited to contact Frank Kelly, Senior Vice President, Office of Government Affairs, 555 12th Street, NW, Suite 740, Washington, D.C. 20005 (202) 638-3750

Community Investor Services
Community Investor Services (CIS), which includes The Charles Schwab Corporation Foundation®, oversees Schwab's various philanthropic programs for employees and the community. Prominent programs include the Employee Matching Gifts Program and the Community Investor Volunteer Program. Schwab encourages its employees to invest time and money in their communities. In 2001, The Charles Schwab Corporation Foundation matched more than $4 million in contributions to charities across the nation. In response to the September 11th tragedies, Schwab employees and the Foundation contributed more than $1 million to the American Red Cross and disaster relief programs. For more information on CIS and The Charles Schwab Corporation Foundation, call the toll-free hotline at (877) 408-5438.

Stock Ownership Services
All stockholders of record are welcome to participate in The Charles Schwab Corporation Dividend Reinvestment and Stock Purchase Plan, managed by Wells Fargo Bank Minnesota, N.A. For information on the Dividend Reinvestment and Stock Purchase Plan or assistance on stock ownership questions, contact:

Transfer Agent & Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services P. O. Box 64854 St. Paul, MN 55164
(800) 468-9716 or stocktransfer@wellsfargo.com

The Charles Schwab Corporation
Office of the Corporate Secretary (415) 636-3087

Outside Counsel
Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
A Professional Corporation, San Francisco, California
www.howardrice.com

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street, San Francisco, CA 94105 (415) 783-4000
www.deloitte.com

Trademarks or Registered Trademarks

Annual Meeting of Stockholders
Monday, May 13, 2002, 2 p.m. P.S.T.
The Argent Hotel, 50 Third Street, San Francisco, CA 94103
(415) 974-6400. The meeting also will be offered as a Webcast.

Publications
To obtain the Company's Annual Report, 10-K, 10-Q, Quarterly Earnings Report or other publications without charge, call (415) 636-2787, send an Email to investor.relations@schwab.com or write to Charles Schwab Investor Relations at 101 Montgomery Street, San Francisco, CA 94104. These documents can also be viewed via the Company's Web site at www.aboutschwab.com.

Design: Cahan & Associates, San Francisco. Photography: Jock McDonald Film Inc. — black & white; Erica Freudenstein — color. Writer: Tim Peters. Printer: Lithographix.

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street
San Francisco, California 94104
(415) 627-7000
www.schwab.com

MKT10448-14 (3/02)